As filed with the Securities and Exchange Commission on July 15, 2005
Registration Number 333-123576

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Diamond Foods, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	2090	20-2556965
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
Diamond Foods, Inc.
1050 South Diamond Street
Stockton, California 95205-7087
(209) 467-6000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Michael J. Mendes
President and Chief Executive Officer
Diamond Foods, Inc.
1050 South Diamond Street
Stockton, California 95205-7087
(209) 467-6000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gordon K. Davidson, Esq. Horace L. Nash, Esq. William L. Hughes, Esq. Kathleen Kehoe Greeson, Esq. FENWICK & WEST LLP 275 Battery Street, 16th Floor San Francisco, California 94111 (415) 875-2300	B. Harvey Hill, Jr., Esq. William Scott Ortwein, Esq. Justin R. Howard, Esq. ALSTON & BIRD LLP One Atlantic Center 1201 W. Peachtree Street Atlanta, Georgia 30309 (404) 881-7000
         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated July 15, 2005
PROSPECTUS
5,333,333 Shares
Diamond Foods, Inc.
Common Stock

          This is the initial public offering of our common stock. The offering is being made in connection with the conversion of Diamond Walnut Growers, Inc. from a member-owned California agricultural cooperative association to a Delaware corporation, Diamond Foods, Inc. The completion of the conversion is conditioned upon, and will occur concurrently with, the closing of this offering. All of the shares of common stock being sold in this offering are being sold by Diamond Foods, Inc.
          In addition to the shares being sold in this offering, 6,967,032 shares of our common stock will be issued to members of Diamond Walnut Growers, Inc. in the conversion. The offer and sale of the shares to be issued in the conversion have been registered on a separate registration statement.
          We expect the initial public offering price to be between $14.00 and $16.00 per share. Currently, no public market exists for the shares. After the pricing of this offering, the shares will be quoted on the Nasdaq National Market under the symbol “DMND.”
          Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 7 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Diamond Foods, Inc.	$	$
          The underwriters may also purchase up to an additional 800,000 shares from Diamond Foods, Inc. at the initial public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
          The shares will be ready for delivery on or about                     , 2005.

Merrill Lynch & Co.
Piper Jaffray
Harris Nesbitt

The date of this prospectus is                     , 2005.

EMERALD
GLAZED
Walnuts
Original
EMERALD
DELUXE
Mixed Nuts
EMERALD
Honey Roasted Peanuts
DIAMOND
OF CALIFORNIA
Shelled Walnuts
OMEGA-3
DIAMOND
OF CALIFORNIA
DIAMOND
CHOPPED
Chopped Pecans
DIAMOND
Shelled Walnuts
DIAMOND
Nut Topping

The many facets of Diamond Foods

Respected brands

Diamond of California is the recognized leader in culinary and inshell nuts. The new Emerald brand is positioned as a major contender in the snack nut category.

DIAMOND OF CALIFORNIA
EMERALD
DELUXE Mixed Nuts

Healthy lifestyle focus

Diamond's marketing targets a youthful, active demographic segment.

LA MARATHON XX
EMERALD
EMERALD NUTS
Quality of Life Expo
March 3-5, 2005

Innovative marketing

Innovative marketing campaign combines television, print, website and in-store components.

Super Bowl 2005

Retail support

In-store displays showcase the Diamond and Emerald product lines, providing secondary placements.

DIAMOND
EMERALD

EMERALD Dry Roasted Almonds
EMERALD Honey Roasted Peanuts
EMERALD Cocktail Peanuts
EMERALD Dry Roasted Peanuts
EMERALD GLAZED Walnuts Original
EMERALD Whole Cashews
EMERALD Cashew Halves & Pieces
EMERALD Mixed Nuts
EMERALD DELUXE Mixed Nuts
DIAMOND Mixed Nuts
DIAMOND OF CALIFORNIA
DIAMOND Walnut Halves
DIAMOND Chopped Pecans
DIAMOND Walnut Chips
DIAMOND Whole Almonds
DIAMOND Shelled Walnuts
DIAMOND Almonds
DIAMOND Shelled Pecans

          You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS SUMMARY
          This summary may not contain all of the information that you consider important in making an investment decision. Before you decide to invest in our common stock, you should read this entire prospectus carefully, including the information under “Risk Factors” and our financial statements and the related notes included elsewhere in this prospectus.
Diamond Foods, Inc.
          We are a branded food company specializing in processing, marketing and distributing culinary, snack, in-shell and ingredient nuts. Our company was founded in 1912 and has a strong heritage in the walnut market under the Diamond of California brand. We are converting from an agricultural cooperative association to a public company. As a public company, our focus will be on building stockholder value. We intend to expand our existing business, and to continue to introduce new higher-margin branded products in our culinary and snack businesses, including snack nuts marketed under our Emerald of California brand name. Our products include walnuts, pine nuts, pecans, peanuts, macadamia nuts, hazelnuts, cashews, Brazil nuts and almonds. Our products are sold in over 60,000 retail locations in the United States and in over 100 countries. We have four product lines:

•	Culinary. We sell culinary nuts under the Diamond of California brand in grocery store baking and produce aisles and through mass merchandisers and club stores. Culinary nuts are marketed to individuals who prepare meals or baked goods at home and who value fresh, high-quality products.

•	Snack. We sell roasted, glazed and flavored snack nut products in innovative resealable containers under the Emerald of California brand. These products are typically available in grocery store snack aisles, convenience stores, drug stores and other places where snacks are sold.

•	In-shell. We sell in-shell nuts under the Diamond of California brand, primarily during the winter holiday season. These products are typically available in grocery store produce sections and through mass merchandisers and club stores.

•	Ingredient. We market ingredient nuts under the Diamond of California brand to food processors, restaurants, bakeries and food service companies and their suppliers. Our institutional and industrial customers use our standard or customer-specified nut products to add flavor and enhance nutritional value and texture in their product offerings.
          Diamond of California is the leading brand of culinary and in-shell nuts in the United States based on market share. Our market share (based on sales) for the 52-week period ended May 15, 2005 was approximately 37.2%, which is more than four times the market share of our next largest branded competitor, according to Information Resources, Inc., an industry research organization that we refer to as IRI.
          As part of our strategic plan to focus on higher-margin branded products, in August 2004 we launched our Emerald of California snack nut line nationally. Prior to this initiative, only Planters had successfully offered a broad range of branded snack nut products nationally. As a result of the successful launch of our Emerald brand line of products, we believe that we are well positioned to become the principal national competitor to Planters for snack nuts.
Our Industry
          We compete in two growing industries: the nut industry and the broader snack industry. We believe the U.S. culinary nut market and snack nut market are well positioned for future growth as consumers continue to seek healthier diets. Recent studies indicate that nuts may help prevent cardiovascular disease and promote weight loss. According to IRI, sales in the U.S. culinary nut market, currently the principal market in which we compete, were approximately $600 million for the 52-week period ended January 23, 2005, with branded product sales growing approximately 4% over the year ago period. IRI also estimates that sales in the U.S. snack nut market were approximately $2.6 billion for the 52-week period ended January 23, 2005, with sales growing approximately 14.7% over the year ago period.
Investment Highlights
          We believe the following are our competitive strengths:

•	Strong brand recognition. Our Diamond of California brand has been recognized by consumers since 1912 and is associated with reliably high-quality, healthy products. We believe that our focus on selling branded products allows us to generate greater consumer loyalty for our products, and enables us to obtain higher prices for our products.

•	Successful product innovations. We focus on product innovation. Our patented glazing techniques allow us to produce appealing flavors that are unique within the snack aisle. We are continually creating and evaluating new flavors, products and packaging. In launching our Emerald product line, we introduced 15 new products.

•	Advanced processing capabilities. We believe that our advanced processing capabilities allow us to offer high quality and innovative products. We are an early adopter of new technologies and techniques. This allows us to improve the quality of our existing products, introduce new products, enhance margins and meet diverse customer needs.

•	Vertically-integrated business. We procure nuts directly from growers and from other nut processors, and we process, package and market them through multiple distribution channels. This integrated approach allows us to control product quality, gain an early understanding of nut pricing, anticipate market conditions better, and exploit market opportunities more quickly and efficiently.

•	Multiple growth opportunities. We believe that we have a significant opportunity to establish our snack nut products in the growing snack nut market, where the competition is characterized by a fragmented group of regional and national sellers, none of which, other than Planters, has a material share of the market. Our other products are also well positioned for continued growth. We believe we can increase our sales in the culinary nut market by selling more products through new and existing channels, where we have opportunities to expand shelf space and points of display.

•	Experienced and accomplished management team. Our chief executive officer and chief operating officer have a total of 40 years of experience in the food industry. The other nine most senior members of our executive team have an average of 25 years of experience in the food industry.
Strategy
          We intend to:

•	Increase market share in the snack nut industry. We plan to promote our broad line of snack nut products aggressively, by investing in creative advertising, marketing and promotions. We believe our continued investments in national advertising campaigns will help differentiate our products and improve our competitive position.

•	Improve gross and operating margins. We intend to increase our margins by enhancing our product and channel mix and investing in capital improvements. Following the national rollout of our Emerald products, we expect a greater proportion of our sales to be represented by our snack products. We plan to invest capital for projects that lower our costs. We intend to examine the location and function of our processing, storage and distribution facilities and optimize the utilization of these assets.

•	Expand and improve our distribution channels. We plan to expand existing sales channels and introduce our products in new distribution channels as opportunities arise. We plan to continue the nationwide rollout of our Emerald of California brand products, particularly by targeting sales through drug stores, mass merchandisers, convenience chains and club stores.

•	Pursue external growth opportunities. In order to maintain and grow our leading market share in culinary nuts and expand our presence in the snack industry, we may make strategic acquisitions, enter into strategic alliances or pursue other external growth opportunities.
          We face many risks, including those related to:

•	Safety and quality issues could harm our sales. We could be required to conduct product recalls because of contamination and product tampering; concerns with the safety and quality of food products could harm our sales or cause consumers to avoid our products.

•	Fluctuations in raw material prices. The availability and cost of raw materials for our products are subject to risks inherent in farming and other factors beyond our control. Supply shortages and resulting price increases could harm our profitability.

•	Intense competition. We face intense competition from national and regional competitors and snack food industry competitors that could negatively affect our results of operations.

•	Structural changes in our business. The impact of the conversion and this offering on our business is difficult to predict; it could disrupt existing relationships and thus harm our financial results.

•	Customer concentration. Sales to our top four customers represented over 25% of our net sales for the year ended July 31, 2004. As a result, the loss of any of these customers could adversely impact our business.

•	Consumer preferences. Changes in the food industry, including changing dietary trends and consumer preferences, could reduce demand for our products and lower our revenues.
The Conversion
          On March 22, 2005, the boards of directors of Diamond Growers and Diamond Foods unanimously approved a plan of conversion under which Diamond Walnut Growers, Inc., which we call Diamond Growers, will convert from a California agricultural cooperative association into a Delaware corporation by merging with and into its wholly-owned subsidiary, Diamond Foods, Inc., which we call Diamond Foods. The conversion was approved by Diamond Growers members at a special meeting on July 1, 2005.
          We will issue 6,967,032 shares of our common stock and distribute $15.2 million in cash to members of Diamond Growers in connection with the conversion. The offer and sale of shares to be issued in the conversion have been registered on a separate registration statement. We expect that we will complete the conversion immediately prior to the completion of this offering. We will not complete the conversion if we do not complete this offering.
Corporate Information
          Our principal executive offices are located at 1050 South Diamond Street, Stockton, California 95205, and our telephone number at this address is (209) 467-6000. Our website address is www.diamondnuts.com. The information on our website is not part of this prospectus.

The Offering

Common stock offered by us	5,333,333 shares

Common stock to be outstanding after this offering	12,906,825 shares

Use of proceeds	To repay a portion of our debt, to pay cash to members of Diamond Growers in connection with the conversion, and for general corporate purposes.

Risk factors	Investing in our common stock involves many risks and uncertainties. See “Risk Factors” on page 7 of this prospectus before investing in our common stock.

Nasdaq National Market symbol	DMND

          The number of shares of our common stock to be outstanding after this offering gives effect to the issuance immediately prior to the completion of this offering of 6,967,032 shares of common stock in connection with the conversion and the issuance of 606,460 shares of restricted stock to our directors and executive officers under the 2005 Equity Incentive Plan in connection with this offering, but does not take into account:

•	1,893,540 shares available for issuance under our 2005 Equity Incentive Plan as of the closing of this offering, of which we expect to grant options to purchase 1,042,720 shares at an exercise price per share equal to the initial public offering price;

•	400,000 shares available for issuance under our 2005 Employee Stock Purchase Plan; and

•	800,000 shares issuable upon exercise of the underwriters’ overallotment option.

          Except as otherwise noted, all information in this prospectus assumes an initial public offering price of $15.00 per share, the mid-point of the price range shown on the cover of this prospectus, and no exercise of the underwriters’ overallotment option.

Summary Consolidated Financial Data
          The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Consolidated Financial Data,” “Unaudited Pro Forma Condensed Financial Information” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The summary consolidated statements of net proceeds data for the years ended July 31, 2002, 2003 and 2004 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of net proceeds data for the nine months ended April 30, 2004 and 2005, and the summary consolidated balance sheet data as of April 30, 2005, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared our unaudited information on the same basis as our audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results, including our results for the nine months ended April 30, 2004 and 2005, do not necessarily indicate results that may be expected for any future period. Dollar amounts presented in the tables below are expressed in thousands.

				Nine Months Ended
	Year Ended July 31,			April 30,

	2002	2003	2004	2004	2005

				(Unaudited)
Statements of net proceeds data(1):
Net sales and other revenues	$282,158	$308,450	$359,683	$289,493	$364,879
Proceeds before operating expenses	211,794	195,160	223,793	214,774	230,890
Total operating expenses	38,775	38,963	46,245	37,036	47,084
Net proceeds	171,623	154,671	177,591	177,425	185,809

	April 30, 2005

		Pro Forma
	Actual	As Adjusted(2)

	(Unaudited)
Balance sheet data:
Cash and cash equivalents	$572	$40,592
Working capital	60,610	61,481
Total assets	243,833	285,474
Total debt, including short-term debt	111,104	95,640
Total members’/stockholders’ equity	50,086	69,512

				Nine Months Ended
	Year Ended July 31,			April 30,

	2002	2003	2004	2004	2005

Other data(Unaudited):
Walnuts received, in millions of pounds	279.0	252.1	297.4	297.4	282.7
Walnut sales as a percentage of total gross sales	76.6%	74.1%	70.6%	70.1%	69.0%

(1)	As an agricultural cooperative association, we have derived revenues from our patronage business, which consists of processing and marketing walnuts on behalf of Diamond Growers members, and our non-patronage business, which consists of purchasing, processing and marketing nut varieties other than walnuts. Our financial statements include statements of net proceeds prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP, rather than statements of operations. Net proceeds are amounts distributable to member growers from patronage business. Net proceeds also include net income or loss from non-patronage business. Net proceeds do not include walnut acquisition costs.

(2)	Gives effect to the conversion and this offering, including our receipt of the estimated net proceeds from the sale of 5,333,333 shares of common stock at an assumed initial public offering price of $15.00 per share, after deducting the estimated underwriting discount for this offering, and estimated expenses for the conversion and this offering and the application of the estimated net proceeds from this offering. See “Use of Proceeds” and “Unaudited Pro Forma Condensed Financial Information.”

Year Ended
July 31, 2004

(Unaudited)
Pro forma condensed financial information(3):
Net sales and other revenues	$359,683
Gross margin(4)	56,165
Total operating expenses	46,245
Income before income taxes	9,920

(3)	This pro forma condensed financial information presents our historical financial results, which were prepared in accordance with GAAP for agricultural cooperative associations, adjusted to conform to the presentation that will be required after we complete this offering and cease to be a cooperative association. The principal difference relates to the accounting treatment for walnuts we receive from Diamond Growers members. See “Unaudited Pro Forma Condensed Financial Information.”

(4)	Represents net sales and other revenues less historical cost of purchased commodities, processing, packing and distribution and adjustments of $6.7 million to convert walnut inventories from crop year pool and net realizable value accounting to cost accounting and $160.9 million for the estimated walnut cost of goods sold. Cost of goods sold for walnuts was determined based on 285.6 million pounds sold at an average cost per pound of $0.564. See “Unaudited Pro Forma Condensed Financial Information.” There are no other adjustments to the historical amounts. We believe this information is useful to investors because it will enable comparisons of our historical financial results to other companies and to our future financial statement presentation.

RISK FACTORS
          An investment in our common stock involves a high degree of risk. Accordingly, you should carefully consider the following risks and all other information contained in this prospectus before purchasing our common stock. Any of the adverse circumstances described below could harm our business, prospects, reputation, results of operations or financial condition. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including the risks described below and elsewhere in this prospectus.
Risks Related to Our Business
We could be required to conduct product recalls; concerns with the safety and quality of food products could harm our sales or cause consumers to avoid our products.
          We face risks associated with product liability claims and product recalls if our products cause injury, or become adulterated or misbranded. Our products are subject to product tampering, and to contamination risks, such as mold, bacteria, insects and other pests, shell fragments and off-flavor contamination. If any of our products were to be tampered with, or become tainted in any of these respects and we were unable to detect this prior to shipment, our products could be subject to a recall. Our ability to sell products could be reduced if governmental agencies conclude that our products have been tampered with, or that certain pesticides, herbicides or other chemicals used by growers have left harmful residues on portions of the crop or that the crop has been contaminated by aflatoxin or other agents. A significant product recall could cause our products to be unavailable for a period of time. Adverse publicity could result in a loss of consumer confidence in our products. Product liability claims and product recalls could have a material adverse effect on demand for our products and, consequently, reduce our sales, income and liquidity.
Our raw materials are subject to fluctuations in availability and price.
          The availability, size, quality and cost of raw materials for the production of our products, including walnuts, pecans, peanuts, cashews, almonds and other nuts, are subject to risks inherent to farming, such as crop size and yield fluctuations caused by poor weather and growing conditions, pest and disease problems, and other factors beyond our control. Nut market prices fluctuate based on supply and demand. Worldwide demand for nuts has been increasing, and if the supply of nuts does not expand to meet demand, our costs will increase. Supply shortages and resulting price increases could hurt our profitability. High prices might dampen growth of consumer demand for nuts. Currently, we do not hedge against changes in nut commodity prices. Because walnuts represent approximately 70% of our net sales, we are particularly vulnerable to crop disasters or other events that could cause significant fluctuations in the availability and market prices of walnuts.
          We receive our walnut crop each Fall, and process and sell the crop over the next 12 to 15 months. We start each Fall with a large inventory of walnuts, which diminishes as we process and sell the crop. If there is a decline in the market price of walnuts, a significant portion of our inventories could decline in value, and this might result in a write-down of inventory. Our inventories of other nuts are also substantial. Any write-down of inventory would harm our operating results.
We face intense competition from national and regional competitors and snack food industry competitors that could negatively affect our results of operations.
          We operate in a highly competitive environment. In general, competition in our markets is based on product quality, price, brand recognition and brand loyalty. Our products compete against food and snack products sold by many regional and national companies, some of which are substantially larger and have greater resources than we have. We also compete for presence on the shelf space of retail grocers, convenience stores, drug stores, mass merchandisers and club stores. As these retailers consolidate, the number of customers and potential customers declines and the purchasing power of the consolidated retailers increases. As a result of the consolidation among national retailers, there is also greater pressure to manage distribution capabilities in ways that increase efficiency for these large retailers, especially on a national scale. Our competitors with greater resources than us may be in a better position than we are to meet these requirements. If we cannot improve our national distribution capabilities, we might not be able to compete effectively and may lose sales.
          With the launch of our Emerald of California brand snack nut product line, we entered the highly competitive snack food industry. Some channels through which we sell our Emerald products, such as drug stores and convenience stores, are different than those that we typically use for culinary and in-shell products, and we have less experience in these channels than our competitors. Our principal competitors in the snack industry have substantial financial, marketing and other resources. If our competitors lower their prices or increase their promotional spending, or we are unable to compete effectively, our growth opportunities, margins and profitability will decline.
The impact of the conversion and this offering on our business is difficult to predict; it could disrupt existing relationships and harm our financial results.
          Since 1912 we have operated as an agricultural cooperative association, and our management team has limited experience operating a public company. In connection with the conversion and this offering, our ownership will change, and our organizational mission will shift from delivering annual net proceeds to members to maximizing long-term stockholder value. If we do not manage this transition successfully, problems may arise that could increase our costs and decrease our profits. As a public company, we will be subject to time-consuming and costly requirements of periodic reporting, corporate governance and accounting that will increase our costs and present new management challenges. The conversion may disrupt our relationships with growers, suppliers and employees and harm our financial results.
Sales to our top four customers represent over 25% of our net sales. As a result, the loss of any of these customers could adversely impact our business.
          We depend on a few significant customers for a large proportion of our net sales, particularly in our culinary business. This concentration has become more pronounced with the trend toward consolidation in the retail grocery store industry. Sales to our four largest customers represented over 25% of our net sales for the years ended July 31, 2003 and 2004. The loss of a significant customer or a material decrease in purchases could result in decreased sales and adversely impact our net income.
Because we experience seasonal fluctuations in our sales, our quarterly results will fluctuate and our annual performance will depend largely on results from two quarters.
          Our business is highly seasonal, reflecting the general pattern of peak consumer demand for nut products during the months of October, November and December. Typically, a substantial portion of our revenues occur during our first and second fiscal quarters. We generally experience lower revenues during our third and fourth fiscal quarters and in the future may incur losses in these quarters. Sales in the first and second fiscal quarters accounted for approximately 65% of our revenues for the year ended July 31, 2004. If sales in these quarters are lower than expected, expenses may not be offset, which would adversely affect our operating results, and would have a disproportionately large impact on our operating results for that fiscal year.
Changes in the food industry, including changing dietary trends and consumer preferences, could reduce demand for our products.
          Consumer tastes can change rapidly due to many factors, including shifting consumer preferences, dietary trends and purchasing patterns. Our growth is largely dependent on the snack industry, where consumer preferences are particularly unpredictable. If we fail to anticipate, identify or react to these changes, demand for our products could decline, which would in turn cause our revenue and profitability to be lower.
Developments in the walnut industry could threaten our position in the industry.
          Advances in walnut shelling and processing equipment have recently made it possible for large growers with consistent supplies of easy-to-crack varieties of walnuts to shell their own walnuts and compete directly with us in the ingredient products segment. In the future, these growers could have lower processing costs than we do. In order to compete effectively in the ingredient market, we will need to develop strategies for responding to these market developments. If we are unable to respond effectively to this change, our sales and profits could be impaired.
We depend on our key personnel and if we lose the services of any of these individuals, or fail to attract and retain additional key personnel, we will not be able to implement our business strategy or operate our business effectively.
          Our future success largely depends on the contributions of our senior operating management team, including Michael J. Mendes, our President and Chief Executive Officer, who manages the day-to-day operation of our business. We believe that the expertise and knowledge of these individuals about our industry, and their respective fields, are critical factors to our continued growth and success. We do not have key person insurance. The loss of the services of any of these individuals could have a material adverse effect on our business and prospects. Our success also depends upon our ability to attract and retain additional qualified marketing, technical and other personnel.
The Public Health Security and Bioterrorism Preparedness and Response Act of 2002 could disrupt our supply of imported nuts.
          The Public Health Security and Bioterrorism Preparedness and Response Act of 2002, which we refer to as the Bioterrorism Act, includes a number of provisions designed to help guard against the threat of bioterrorism, including new authority for the Secretary of Health and Human Services to take action to protect the nation’s food supply against the threat of intentional contamination. The U.S. Food and Drug Administration, or FDA, is responsible for developing and implementing these food safety measures. The FDA has been in the process of issuing new rules, and the uncertainty of the content of these rules makes it difficult for us to predict what impact they might have on our business. The potential actions that may be taken by the federal government under the Bioterrorism Act and related rules may have a material adverse effect on our business by limiting our supply of or increasing prices for cashews and other imported nuts. In addition, the Bioterrorism Act and related rules may also result in higher costs for plant security and product safety, and create additional costs associated with the new regulatory requirements. If we are unable to pass these higher costs on to our customers, our results of operations and financial condition may be adversely affected.
Government regulation could increase our costs of production and increase our legal and regulatory expenditures.
          We are subject to extensive regulation by government agencies. Among other things, these regulations govern the manufacturing, importation, processing, packaging, storage, distribution and labeling of our products. We are also subject to environmental regulations governing the discharge of air emissions, water and food waste, and the generation, handling, storage, transportation, treatment and disposal of waste materials. New or amended statutes and regulations, increased production at our existing facilities, and our expansion into new operations and jurisdictions may require us to obtain new licenses and permits and could require us to change our methods of operations at costs that could be substantial. For example, we currently fumigate walnuts with methyl bromide to control pest infestations during the transport and storage of walnuts. A recent amendment to the Clean Air Act requires the use of methyl bromide for pest control to be phased out. We have obtained a temporary exemption from the phase out of methyl bromide, but we may not be able to maintain the exemption in the future. The currently available alternatives to methyl bromide are more expensive than methyl bromide and are less effective at controlling pest infestations. As a result, if we are unable to continue to use methyl bromide, our costs would increase, shipments of our products could be delayed and we may suffer pest infestations that could harm the nuts we use in our products. Failure to comply with applicable laws and regulations could subject us to civil remedies, including fines, injunctions, recalls or seizures, as well as possible criminal sanctions, all of which could have a material adverse effect on our business.
We are subject to risks of doing business internationally.
          We conduct a substantial amount of business with vendors and customers located outside the United States. During the year ended July 31, 2004, sales outside North America, primarily in Germany, Japan, Spain and Italy, accounted for 26.8% of our net sales. Our international operations are subject to a number of inherent risks, including:

•	local economic and political conditions, including disruptions in trading markets;

•	restrictive foreign governmental actions, including restrictions on transfers of funds and trade protection measures, including export duties and quotas and customs duties and tariffs;

•	changes in legal or regulatory requirements affecting foreign investment, loans, taxes, imports, and exports;

•	currency exchange rate fluctuations which, depending upon the nature of the changes, may make our finished products more expensive compared to foreign grown products or may increase our cost of obtaining foreign-sourced raw materials; and

•	earthquakes, tsunamis, floods or other major disasters may limit the supply of nuts that we purchase abroad.
Any of the foregoing risks could have a material and adverse effect on our operating results.
Increased costs associated with product processing and transportation, such as water, electricity, natural gas and fuel, could increase our expenses and reduce our profitability.
          We require a substantial amount of energy and water to process our nuts. Also, transportation costs represent a material portion of the cost of our products, as we deliver our products and receive our raw materials via third party truck and rail companies. The prices of energy, water and transportation costs such as fuel prices and labor costs, fluctuate significantly over time. We may not be able to pass on increased costs of production or transportation to our customers. Increases in the cost of water, electricity, natural gas, fuel or labor could substantially harm our business and results of operations.
A disruption at any of our production facilities would significantly decrease production, which could increase our cost of sales and reduce our income from operations.
          A temporary or extended interruption in operations at any of our facilities, whether due to technical or labor difficulties, destruction or damage from fire or earthquake, infrastructure failures such as power or water shortages or any other reason, whether or not covered by insurance, could interrupt our manufacturing operations, disrupt communications with our customers and suppliers and cause us to write off inventory and to lose sales. These risks to our business are particularly acute with respect to our Stockton, California facility, where we produced products accounting for over 80.0% of our net sales for the year ended July 31, 2004. Further, current and potential customers might not purchase our products if they perceive our lack of an alternate manufacturing facility to be a risk to their continuing source of products.
The acquisition of other businesses would pose risks to our profitability.
          We intend to review acquisition prospects that we believe would complement our existing business. While we are not currently a party to any agreement with respect to any acquisitions, we may acquire businesses in the future. Future acquisitions could result in accounting charges, potentially dilutive issuances of equity securities, and increased debt and contingent liabilities, any of which could have a material adverse effect on our business and the market price of our common stock. Acquisitions entail many risks, including the integration of the acquired operations, diversion of management’s attention, risks of entering markets in which we have limited prior experience, and the potential loss of key employees of acquired organizations. We may be unable to integrate successfully businesses or the personnel of any business that might be acquired in the future, and our failure to do so could have a material adverse effect on our business and on the market price of our common stock.
Our business could be negatively impacted if we fail to maintain satisfactory labor relations.
          The success of our business depends substantially upon our ability to maintain satisfactory relations with our employees. The production and distribution employees working in our Stockton, California plant, who represent approximately 70% of our year-round work force, are members of the International Brotherhood of Teamsters. For example, we recently settled a strike that occurred subsequent to the expiration of the previous collective bargaining agreement. If a work stoppage or slow down were to occur under our collective bargaining agreement, in connection with the negotiation of a new contract in March 2010 or otherwise, it could adversely affect our business and disrupt our operations.
Risks Related to this Offering
There previously has been no public market for our common stock. Our stock price could be volatile and could decline following this offering, resulting in a substantial loss on your investment.
          There currently is no public market for our common stock, and our common stock will not be sold in the open market prior to this offering. An active trading market in our common stock may not develop after this offering. If an active trading market does develop, it may not continue and the trading price of our common stock may fluctuate widely as a result of factors that are beyond our control, including those listed below. From time to time, the stock market experiences extreme price and volume fluctuations that affect the market prices of many companies’ stocks. These broad market fluctuations could adversely affect the market price of our common stock. The price of our common stock could be subject to wide fluctuations in response to many factors, including those listed in this “Risk Factors” section of this prospectus and others including:

•	our operating performance and the performance of other similar companies;

•	changes in our revenues or earnings estimates or recommendations by any securities analysts who may decide to follow our stock;

•	publication of research reports about us or our industry by any securities analysts who may decide to follow our stock;

•	speculation in the press or investment community;

•	terrorist acts; and

•	general market conditions, including economic factors unrelated to our performance.
          In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation against us could result in substantial costs and divert our management’s attention and resources.
If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.
          The trading market for our common stock will be influenced by the research and reports that any industry or securities analysts who may decide to follow our stock publish about us or our business. If research analysts do not initiate coverage of our common stock, issue negative recommendations or fail to publish reports regularly about us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. If our operating results were to fall below the expectations of securities analysts, our stock price could decline, perhaps significantly.
Sales of shares by former Diamond Growers members who receive shares of our common stock in the conversion may cause our stock price to fall.
          Sales in the open market of common stock by former Diamond Growers members, or the availability of these shares for sale, could materially and adversely affect the market price of our common stock. The conversion agreement limits the ability of these stockholders from directly or indirectly transferring shares they receive in the conversion for a period of 360 days after completion of this offering without the written consent of Merrill Lynch, the managing underwriter for this offering. From 181 days until 270 days after the completion of this offering, we may conduct an underwritten public offering of our common stock. If we conducted such an offering, we would be permitted to offer to former members of Diamond Growers, who will then be the holders of 6,967,032 shares of our common stock, the opportunity to include shares in that offering. Commencing 271 days after this offering, former members of Diamond Growers will be able collectively to sell up to 3,483,516 shares on the open market, less the amount of any shares sold during the prior 90-day period. Beginning 361 days after the completion of this offering, shares that our stockholders receive in the conversion will generally be freely transferable. Sales of substantial amounts of common stock, or the perception that these sales could occur, could reduce the prevailing market price for our common stock. Although these transfer restrictions might cause you to expect that our stockholders will be unable to transfer their shares during the period of restriction, Merrill Lynch, on behalf of the underwriters, may in its sole discretion, at any time without notice, release all or any portion of the shares subject to these restrictions, which would result in more shares being available for sale in the open market at an earlier date.
Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from executing our growth strategy.
          The timing and amount of our working capital and capital expenditure requirements may vary significantly depending on many factors, including:

•	market acceptance of our products;

•	the need to adapt to changing technologies and technical requirements;

•	the existence of opportunities for expansion; and

•	access to and availability of sufficient management, technical, marketing and financial personnel.
          If our capital resources are not sufficient to satisfy our liquidity needs, we may seek to sell additional equity or debt securities or obtain other debt financing. The sale of additional equity or convertible debt securities would result in additional dilution to our stockholders. Additional debt would result in increased expenses and could result in covenants that would restrict our operations. We have not made arrangements to obtain additional financing. We may not be able to obtain additional financing, if required, in amounts or on terms acceptable to us, or at all.
Our management has broad discretion as to the use of the net proceeds from this offering.
          We cannot specify with certainty all of the particular uses for the net proceeds from this offering, other than the repayment of a portion of our debt and the payment of cash to members of Diamond Growers in connection with the conversion. Accordingly, our management will have broad discretion as to the use of the undesignated net proceeds that we will receive from this offering. Management may apply these funds in ways that do not yield anticipated benefits, or that lead to unexpected costs.

Anti-takeover provisions could make it more difficult for a third party to acquire us.
          We have adopted a stockholder rights plan and will issue one preferred stock purchase right with each share of our common stock that we issue. Each right will entitle the holder to purchase one one-hundredth of a share of our Series A Junior Participating Preferred Stock. Under certain circumstances, if a person or group acquires 15% or more of our outstanding common stock, holders of the rights (other than the person or group triggering their exercise) will be able to purchase, in exchange for the $60.00 exercise price, shares of our common stock or of any company into which we are merged having a value of $120.00. The rights expire in March 2015 unless extended by our board of directors. Because the rights may substantially dilute the stock ownership of a person or group attempting to acquire us without the approval of our board of directors, our rights plan could make it more difficult for a third party to acquire us (or a significant percentage of our outstanding capital stock) without first negotiating with our board of directors regarding such acquisition.
          In addition, our board of directors has the authority to issue up to 5,000,000 shares of preferred stock (of which 500,000 shares have been designated as Series A Junior Participating Preferred Stock) and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of our common stock may be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future.
          Further, certain provisions of our charter documents, including provisions establishing a classified board of directors, eliminating the ability of stockholders to take action by written consent and limiting the ability of stockholders to raise matters at a meeting of stockholders without giving advance notice, may have the effect of delaying or preventing changes in control or our management, which could have an adverse effect on the market price of our stock. Further, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which will prohibit an “interested stockholder” from engaging in a “business combination” with us for a period of three years after the date of the transaction in which the person became an interested stockholder, even if such combination is favored by a majority of stockholders, unless the business combination is approved in a prescribed manner. All of the foregoing could have the effect of delaying or preventing a change in control or management.
We will incur increased costs as a result of being a public company.
          As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We expect that the rules and regulations that apply to us because we are a public company will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, as a result of becoming a public company, we have added independent directors to our board of directors and adopted policies regarding internal controls over financial reporting and disclosure controls and procedures. In addition, we will incur additional costs associated with preparing and filing the reports required by the Securities Exchange Act of 1934. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of these costs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
          This prospectus contains forward-looking statements, such as statements about our plans, objectives, expectations and intentions and the completion of this offering and the conversion. These forward-looking statements include, but are not limited to, statements concerning:

•	anticipated advantages and risks associated with our business;

•	our future operating results;

•	anticipated size of or trends in the markets in which we compete and the anticipated competition in those markets;

•	cost and availability of raw materials, such as walnuts, pecans, peanuts, cashews, almonds and other nuts;

•	market conditions for products, including competitive factors and the supply and pricing of competing products;

•	effectiveness of our sales and marketing programs;

•	our roll-out of Emerald of California brand snack nut products;

•	acquisition activities and the effect of completed acquisitions;

•	our ability to obtain additional financing or make payments on our debt;

•	our future capital requirements and our ability to satisfy our capital needs; and

•	regulatory developments, industry conditions and market conditions.
          Throughout this prospectus, we often use words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions to identify forward-looking statements.
          Our forward-looking statements are subject to many risks and uncertainties that could cause actual results or events to differ materially from those expressed or implied by forward-looking statements in this prospectus. You should carefully consider the cautionary statements set forth in “Risk Factors” and other sections of this prospectus. We do not undertake any obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this prospectus.

THE CONVERSION
          On March 22, 2005, the boards of directors of Diamond Growers and Diamond Foods unanimously approved a plan of conversion under which Diamond Growers will convert from a California agricultural cooperative association into a Delaware corporation by merging with and into its wholly-owned subsidiary, Diamond Foods. We will not complete the conversion if we do not complete this offering. At the time we complete the conversion and this offering, the existing business of Diamond Growers will be carried on by Diamond Foods and all Diamond Growers member property interests will be converted into shares of Diamond Foods common stock and/or cash.
          The boards of directors of Diamond Growers and Diamond Foods approved the conversion to allow us to conduct this offering and to provide Diamond Growers members with the opportunity to choose the nature of their relationship with Diamond Foods. After the conversion, former Diamond Growers members will be able to choose to be both an owner of our business and a supplier of walnuts, solely an owner of our business, solely a supplier of walnuts, or neither an owner nor a supplier. We expect this offering to increase our financial strength through improved access to capital, which we believe will enhance our ability to make the capital expenditures necessary to improve our operations generally, to develop products and sell more of our products, and to provide liquidity to Diamond Growers members. In addition, access to capital and the ability to use stock for acquisitions could strengthen Diamond Foods as a competitor in the marketplace.
          We will issue 6,967,032 shares of our common stock and distribute $15.2 million in cash to members of Diamond Growers in connection with the conversion. The offer and sale of shares to be issued in the conversion have been registered on a separate registration statement.
          The conversion was approved by Diamond Growers members at a special meeting on July 1, 2005. On July 9, 2005, as required by California law, Diamond Growers provided all members who did not vote in favor of the conversion a notice of approval of the conversion, and offered to repurchase the non-transferable property interests in Diamond Growers, the agricultural cooperative association, held by dissenting members at a fixed price that the board of directors determined to be the fair market value of the property interests before the announcement of the terms of the conversion and without giving effect to the conversion and this offering. As a result of many considerations, including the illiquidity of the cooperative property interests, the fair market value of those property interests was determined to be significantly lower than the estimated value of the equivalent shares of Diamond Foods common stock. Diamond Growers members that did not vote in favor of the conversion, holding property interests equivalent to 3,093,284 shares of Diamond Foods common stock, are entitled to exercise dissenters’ rights of appraisal under California law and have until August 8, 2005 to notify us if they wish to do so. If we are not able to agree with dissenting members about the value of their property interests, they or we may seek a judicial appraisal to determine that value. Any shares of Diamond Foods common stock to which a dissenting Diamond Growers member would have been entitled will be distributed proportionately among the non-dissenting members. On July 1, 2005 seven holders of membership interests that are equivalent to 114,411 shares of Diamond Foods common stock indicated that they wished to exercise statutory dissenters’ rights. To date, we have received no other notices of exercise of dissenters’ rights.
          We expect that we will complete the conversion immediately prior to the completion of this offering. We will not complete the conversion if we do not complete this offering.

USE OF PROCEEDS
          We estimate that the net proceeds from the sale of common stock in this offering will be approximately $70.9 million, or approximately $82.1 million if the underwriters’ overallotment option is exercised in full, based on an assumed initial public offering price of $15.00 per share and after deducting the estimated underwriting discount for this offering and estimated expenses of the conversion and this offering.
          We intend to use the net proceeds from this offering as follows:

•	approximately $17.1 million will be used to repay in full our subordinated loan and the payment of related prepayment penalties. This indebtedness bears interest at a rate of 7.2% per annum and is due and payable in August 2011;

•	an estimated $15.2 million will be used to pay cash to members of Diamond Growers who elected in the conversion to receive cash instead of shares of our common stock; and

•	the balance of the net proceeds of $38.6 million ($49.8 million if the underwriters’ overallotment option is exercised in full) will be used for general corporate purposes.

          We may also use a portion of the net proceeds from this offering to acquire or invest in complementary businesses or technologies. From time to time, in the ordinary course of business, we expect to evaluate potential acquisitions of or investments in these businesses or technologies. Currently, we do not have any understandings, commitments or agreements with respect to any such acquisitions or investments.
          As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds from this offering. Accordingly, our management will retain broad discretion in the allocation of the net proceeds of this offering. Pending their use, the net proceeds of this offering will be invested in short-term, interest-bearing, investment-grade securities. We cannot predict whether the proceeds invested will yield a favorable return.
DIVIDEND POLICY
          We intend to declare dividends each year out of current earnings, if appropriate in view of our earnings, working capital requirements, general business conditions, debt covenants that limit our ability to declare dividends, and all other relevant factors. Our management intends to propose to our board of directors that it declare an initial quarterly dividend, payable during fiscal 2006, in the amount of approximately $0.03 per share. Any final determination to declare dividends will be made by our board of directors after the closing of this offering. We cannot assure you that our board of directors will declare dividends following the closing of this offering.

CAPITALIZATION
          The following table sets forth the actual capitalization of Diamond Foods and Diamond Growers, as of April 30, 2005, and the capitalization of Diamond Foods on a pro forma basis after giving effect to the conversion. The column captioned “Diamond Foods Pro Forma As Adjusted” gives effect to:

•	the conversion;

•	the sale of 5,333,333 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share;

•	the payment of the estimated underwriting discount for this offering and estimated expenses of the conversion and this offering; and

•	the application of the estimated net proceeds therefrom described above under “Use of Proceeds.”

	April 30, 2005

			Diamond	Diamond Foods
	Diamond	Diamond Growers	Foods	Pro Forma
	Foods	Historical	Pro Forma	As Adjusted

	(in thousands, except share and per share data)
7.35% senior notes	$—	$20,000	$20,000	$20,000
Subordinated loan	—	15,464	15,464	—
Members’/stockholders’ equity:
Preferred stock, $0.001 par value: 5,000,000 shares authorized, no shares issued and outstanding	—	—	—	—
Common stock, $0.001 par value: 100,000,000 shares authorized, 1,000 shares issued and outstanding, actual; 100,000,000 shares authorized, 6,967,032 shares issued and outstanding, pro forma; 100,000,000 shares authorized, 12,906,825 shares issued and outstanding, pro forma as adjusted	1	—	7	13
Working capital retains	—	38,500	—	—
Additional paid-in capital	—	—	—	55,644
Retained earnings	—	11,586	11,579	13,855

Total members’/stockholders’ equity	1	50,086	11,586	69,512

Total capitalization	$1	$85,550	$47,050	$89,512

          The information in the table above excludes:

•	1,893,540 shares available for issuance under our 2005 Equity Incentive Plan as of the closing of this offering, of which we expect to grant options to purchase 1,042,720 shares at a price per share equal to the initial public offering price;

•	400,000 shares available for issuance under our 2005 Employee Stock Purchase Plan; and

•	800,000 shares issuable upon exercise of the underwriters’ overallotment option.
          You should read this capitalization table together with the sections of this prospectus entitled “Selected Consolidated Financial Data,” “Unaudited Pro Forma Condensed Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and with our consolidated financial statements and accompanying notes included elsewhere in this prospectus.

DILUTION
          If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after completion of this offering. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the total number of shares of common stock outstanding as of April 30, 2005 after giving effect to the issuance of 6,967,032 shares of common stock in connection with the conversion and 606,460 shares of common stock to our directors and executive officers under the 2005 Equity Incentive Plan in connection with this offering. Our pro forma net tangible book value as of April 30, 2005 was approximately $11.6 million, or $1.53 per share.
          After giving effect to the issuance and sale of 5,333,333 shares of common stock offered by us at an assumed initial public offering price of $15.00 per share and after deducting the estimated underwriting discount and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of April 30, 2005 would have been approximately $69.5 million, or $5.39 per share. This represents an immediate increase in pro forma net tangible book value of $3.86 per share to existing stockholders and an immediate dilution of $9.61 per share to new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$15.00
Pro forma net tangible book value per share as of April 30, 2005	$1.53
Increase per share attributable to sale of common stock in this offering	3.86

Pro forma net tangible book value per share after this offering		5.39

Dilution per share to new investors		$9.61

          The following table shows, as of April 30, 2005 on the basis described above, the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share paid by our directors and executive officers for their common stock for shares purchased in connection with this offering and by new investors purchasing common stock in this offering:

	Shares Issued			Average
			Total Consideration	Price Per
	Number	Percent	Amount	Share

Directors and executive officers	606,460	4.7%	$606	$0.001
New investors	5,333,333	41.3%	$79,999,995	$15.000
          The preceding discussion and tables excludes the following shares:

•	1,893,540 shares of common stock available for issuance under our 2005 Equity Incentive Plan as of the closing of this offering, of which we expect to grant options to purchase 1,042,720 shares at a price per share equal to the initial public offering price;

•	400,000 shares of common stock available for future issuance under our 2005 Employee Stock Purchase Plan; and

•	800,000 shares issuable upon exercise of the underwriters’ overallotment option.

SELECTED CONSOLIDATED FINANCIAL DATA
          The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The consolidated statements of net proceeds data for the years ended July 31, 2002, 2003 and 2004 and balance sheet data as of July 31, 2003 and 2004 were derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statements of net proceeds data for the years ended July 31, 2000 and 2001 and balance sheet data as of July 31, 2000, 2001 and 2002 were derived from our audited consolidated financial statements not included in this prospectus. The consolidated statements of net proceeds data for the nine months ended April 30, 2004 and 2005 and balance sheet data as of April 30, 2005 were derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus.
          The unaudited consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements contained in this prospectus and include, in the opinion of management, all adjustments necessary for the fair presentation of the financial information contained in those statements. Our historical results, including our results for the nine months ended April 30, 2004 and 2005, do not necessarily indicate results that may be expected for any future period. Dollar amounts presented in the tables below are expressed in thousands.

						Nine Months Ended
	Year Ended July 31,					April 30,

	2000	2001	2002	2003	2004	2004	2005

						(Unaudited)
Statements of net proceeds data(1):
Net sales and other revenues	$200,419	$287,729	$282,158	$308,450	$359,683	$289,493	$364,879
Patronage inventory at beginning of period	(69,291)	(77,127)	(68,377)	(96,508)	(94,701)	(94,701)	(101,403)
Patronage inventory at end of period	77,127	68,377	96,508	94,701	101,403	134,904	115,148

Gross marketing pool proceeds	208,255	278,979	310,289	306,643	366,385	329,696	378,624
Purchased commodities	2,412	33,149	31,245	41,752	63,951	50,814	66,834
Processing, packing and distribution costs	53,386	68,894	67,250	69,731	78,641	64,108	80,900

Proceeds before operating expenses	152,457	176,936	211,794	195,160	223,793	214,774	230,890
Operating expenses:
Selling, general and administrative	21,023	28,976	26,317	26,937	28,169	21,296	25,352
Advertising	6,327	9,720	9,105	8,744	14,673	13,283	18,496
Interest, net	3,226	4,450	3,353	3,282	3,403	2,457	3,236

Total operating expenses	30,576	43,146	38,775	38,963	46,245	37,036	47,084
Equity in earnings of Sun Growers	2,740	336	—	—	—	—	—

Proceeds before income taxes	124,621	134,126	173,019	156,197	177,548	177,738	183,806
Income tax expense (benefit)	(304)	1,124	1,396	1,526	(43)	313	(2,003)

Net proceeds	$124,925	$133,002	$171,623	$154,671	$177,591	$177,425	$185,809

Balance sheet data:
Cash and cash equivalents	$144	$266	$190	$306	$780	$625	$572
Working capital	41,217	52,479	72,111	56,343	72,556	69,619	60,610
Total assets	154,539	145,241	167,164	172,168	206,220	231,410	243,833
Total debt, including short-term debt	57,695	47,650	61,150	61,239	79,756	100,941	111,104
Total members’ equity	39,029	50,035	48,204	44,216	59,214	59,719	50,086

						Nine Months Ended
	Year Ended July 31,					April 30,

	2000	2001	2002	2003	2004	2004	2005

Other data(Unaudited):
Walnuts received, in millions of pounds	257.4	218.8	279.0	252.1	297.4	297.4	282.7
Walnut sales as a percentage of total gross sales	100.0%	77.9%	76.6%	74.1%	70.6%	70.1%	69.0%

(1)	As an agricultural cooperative association, we have derived revenues from our patronage business, which consists of processing and marketing walnuts on behalf of Diamond Growers members, and our non-patronage business, which consists of purchasing, processing and marketing nut varieties other than walnuts. Our financial statements include statements of net proceeds prepared in accordance with GAAP, rather than statements of operations. Net proceeds are amounts distributable to member growers from the patronage business. Net proceeds also include net income or loss from non-patronage business. Net proceeds do not include walnut acquisition costs.

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION
          The historical financial information contained in this prospectus has been derived from consolidated financial statements prepared in accordance with GAAP for agricultural cooperative associations. After the conversion, our consolidated financial statements will be prepared in accordance with GAAP for companies that are not agricultural cooperative associations. The principal difference relates to accounting for walnut inventories received from members. Currently, we establish crop year pools for walnuts we receive from Diamond Growers members. Net patronage proceeds or losses from the sale of walnuts are allocated to members by crop year pool, in proportion to the value of walnuts received by us. Each crop year pool is closed when the related crop is substantially sold, by making a final distribution of net proceeds to members based on their patronage in that pool. Furthermore, Diamond Growers currently uses the net realizable value, or NRV, method to value walnut inventories received from Diamond Growers members. NRV is the estimated sales price of inventories less estimated completion, distribution and selling costs. As a result of crop pool accounting and the NRV method of valuing inventories, Diamond Growers’ historical financial statements do not include a cost of goods sold for walnuts received from its members.
          After the conversion, we will not be eligible to use crop year pool accounting and NRV, and instead will account for purchases of walnuts from growers on a historical cost basis, as we currently do for purchases of nuts other than walnuts. As a result, the consolidated statements of net proceeds included in this prospectus will not be comparable to future statements of operations.
          The following unaudited pro forma condensed financial information for Diamond Foods gives effect to the conversion and the effect of applying estimated walnut acquisition costs to the historical financial statements. The historical financial statement information set forth below has been derived from, and is qualified by reference to, the consolidated financial statements of Diamond Growers and should be read in conjunction with those financial statements and notes thereto included elsewhere in this prospectus.
          The unaudited pro forma as adjusted condensed balance sheet as of April 30, 2005 and the unaudited pro forma as adjusted condensed statement of operations for the year ended July 31, 2004 give effect to the conversion and this offering and the application of the net proceeds and the change in method of accounting, as described above, as if they had occurred on April 30, 2005 (in the case of the pro forma condensed combined balance sheet) and on August 1, 2003 (in the case of the pro forma statement of operations).
          Pro forma financial information for the interim period ended April 30, 2005 has not been presented because it cannot be determined until CASS data (described below) for the 2004 crop year is available, which we expect will be in October 2005.
          Diamond Foods’ cost basis for walnuts will be the price Diamond Foods pays for walnuts received. For the year ended July 31, 2004, estimated walnut acquisition costs are included in the unaudited pro forma condensed financial information based on the “field price” reported by the California Statistical Office of the USDA National Agricultural Statistics Service, or CASS. We believe this information is the best available measure of industry-wide walnut acquisition costs. CASS collects data to prepare statistical information for a variety of crops, livestock, fruits, nuts and other commodities. Information regarding amounts paid to growers for California walnuts is submitted by processors to CASS in the last week of August for the prior crop year and CASS publishes the prior year field price by the first week of October. Field price is an average price paid per pound to growers for reporting California processors. While we cannot determine an actual cost basis for our walnut inventory on a historical basis, we believe the CASS data are an appropriate measure for purposes of preparing pro forma financial information comparable to that expected to result in the future. However, you should note that:

•	we are unable to determine retroactively what we would have paid to our member growers for walnuts in prior years had we not been an agricultural cooperative association;

•	we are unable to determine whether what we would have paid to our grower members for walnuts would approximate amounts paid to other growers by other processors as reflected in the CASS statistics;

•	there are limitations in the level of detail provided by the CASS statistics; and

•	we cannot assure you that the cost of sales amounts implied by the CASS statistics are representative of future cost of sales amounts that we will pay for walnuts.
          As a result of converting from crop year pool accounting and NRV to historical cost basis for accounting for walnut inventories, we expect our gross margins after the conversion to be lower for the first half of fiscal 2006, reflecting the subsequent sale of inventories valued at NRV at the time of the conversion. Future inventories will be valued at the lower of cost or market.
          Shares used to calculate pro forma net income per share:

Shares

Shares to Diamond Growers members	6,967,032
Shares to new investors	5,333,333
Shares to Diamond Foods directors, officers and Grower Executive Council members	606,460

12,906,825

          Our board of directors has approved the grant of options and restricted stock upon the closing of this offering. Total grants are expected to have a fair value at the date of grant of approximately $14.0 million, based on the assumed initial public offering price. The options and restricted stock will vest over a three-year period, and we will recognize the fair value of the grants as compensation expense in our statement of operations over this period. The unaudited pro forma condensed financial information reflects these options and restricted stock grants, but does not reflect the compensation expense associated with these grants.
          We based the pro forma information on available information and assumptions that management believes are reasonable and that reflect the effects of these transactions. We provide the pro forma information for informational purposes only, and this information should not be construed to be indicative of our consolidated financial position or results of operations had these transactions been completed on the dates assumed. This information does not represent a projection or forecast of our consolidated financial position or results of operations for future dates or periods. This information does not include any estimated amount to repurchase dissenting shares. You should read the pro forma information in conjunction with our historical consolidated financial statements, and with the information set forth under “The Conversion,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Balance Sheet
as of April 30, 2005
(In thousands)

	Diamond	Pro Forma		Diamond	Pro Forma		Diamond Foods
	Growers	Adjustments —		Foods	Adjustments —		Pro Forma
	Historical	Conversion		Pro Forma	Offering		As Adjusted

Assets
Current assets:
Cash and cash equivalents	$572	$—		$572	$80,000	(c)	$40,592
					(15,250	)(d)
					(7,630	)(e)
					(15,000	)(f)
					(2,100	)(g)
Trade receivables — net	41,418	—		41,418	—		41,418
Inventories	158,343	—		158,343	—		158,343
Prepaid expenses and other current assets	7,448	—		7,448	(1,470	)(e)	5,978

Total current assets	207,781	—		207,781	38,550		246,331
Property, plant and equipment — net	26,026	—		26,026	—		26,026
Investment in CoBank	2,269	—		2,269	—		2,269
Other assets	7,757	—		7,757	(464	)(f)	10,848
					(245	)(h)
					3,800	(i)

Total assets	$243,833	—		$243,833	$41,641		$285,474

Liabilities and members’/ stockholders’ equity
Current liabilities:
Notes payable — banks	$72,150	$—		$72,150	$—		$72,150
Notes payable — members	3,490	—		3,490	—		3,490
Accounts payable and accrued liabilities	24,002	—		24,002	(735	)(g)	23,181
					(86	)(h)
Current member account	47,529	38,500	(a)	86,029	—		86,029

Total current liabilities	147,171	38,500		185,671	(821)		184,850

Long-term obligations	35,464	—		35,464	(15,464	)(f)	20,000
Other liabilities	11,112	—		11,112	—		11,112
Members’/ stockholders’ equity:
Common stock		7	(b)	7	6	(c)	13
Additional paid-in capital				—	79,994	(c)	55,644
					(15,250	)(d)
					(9,100	)(e)
Working capital retains	38,500	(38,500	)(a)	—			—
Retained earnings	11,586	(7	)(b)	11,579	(159	)(h)	13,855
					(1,365	)(g)
					3,800	(i)

Total members’/ stockholders’ equity	50,086	(38,500)		11,586	57,926		69,512

Total liabilities and members’/stockholders’ equity	$243,833	$—		$243,833	$41,641		$285,474

See accompanying notes to unaudited pro forma condensed financial information.

Unaudited Pro Forma Condensed Statement of Operations
For the Year Ended July 31, 2004
(In thousands, except share and per share amounts)

	Diamond	Pro Forma		Diamond	Pro Forma		Diamond Foods
	Growers	Adjustments —		Foods	Adjustments —		Pro Forma
	Historical	Conversion		Pro Forma	Offering		As Adjusted

Net sales and other revenues	$359,683	$—		$359,683	$—		$359,683
Patronage inventory at beginning of year	(94,701)	94,701	(j)	—	—		—
Patronage inventory at end of year	101,403	(101,403	)(j)	—	—		—

Gross marketing pool proceeds/net sales	366,385	(6,702)		359,683	—		359,683
Purchased commodities	63,951	160,926	(k)	224,877	—		224,877
Processing, packing and distribution costs	78,641	—		78,641	—		78,641

Proceeds before operating expenses/gross margin	223,793	(167,628)		56,165	—		56,165
Operating expenses:
Selling, general and administrative	28,169	—		28,169	—		28,169
Advertising	14,673	—		14,673	—		14,673
Interest, net	3,403	—		3,403	(1,080	)(m)	2,323

Total operating expenses	46,245	—		46,245	(1,080)		45,165

Proceeds before income taxes/ income before income taxes	177,548	(167,628)		9,920	1,080		11,000
Income tax (benefit) expense	(43)	3,515	(l)	3,472	378	(l)	3,850

Net proceeds/net income	$177,591	$(171,143)		$6,448	$702		$7,150

Pro forma net income per share:
Basic							$0.55
Fully diluted							$0.55
Shares used for pro forma net income per share:
Basic							12,906,825
Fully diluted							12,906,825
See accompanying notes to unaudited pro forma condensed financial information.

Notes To Unaudited Pro Forma
Condensed Financial Information
(In thousands, except share, per share and per pound amounts)

(a)	Represents a conversion adjustment of $38,500 to reclassify the amount of working capital retains, recorded as members’ equity in accordance with GAAP for agricultural cooperative associations, to the current member account.

(b)	Represents the issuance of 6,967,032 shares of common stock to be issued in the conversion.

(c)	Represents the sale of 5,333,333 shares of common stock at an assumed initial public offering price of $15.00 per share and the issuance of 606,460 shares of restricted stock to our directors, advisors and executive officers under the 2005 Equity Incentive Plan in connection with this offering. Gross proceeds from this offering are expected to be $80,000.

(d)	Represents cash distributions of $15,250 that Diamond Growers members have elected to receive in the conversion instead of 1,093,175 shares of Diamond Foods common stock.

(e)	Represents the underwriting discount and estimated expenses of $9,100 related to this offering and the conversion.

(f)	Represents the repayment of $15,464 of subordinated loans.

(g)	Represents prepayment penalties of $2,100 ($1,365 net of taxes) related to the payment referred to in footnote (f) and the charge to retained earnings. The charge will be recognized in the statement of operations in the period in which the prepayment actually occurs.

(h)	Represents the write off of unamortized capitalized financing costs of $245 ($159 net of taxes) related to the payment referred to in footnote (f) and the charge to retained earnings. The charge will be recognized in the statement of operations in the period in which the prepayment actually occurs.

(i)	Represents net deferred tax assets of $3,800 resulting from temporary differences between the tax and book basis of assets and liabilities at the time of conversion that may be included in future income tax returns of Diamond Foods.

(j)	Represents adjustments of $94,701 and ($101,403) to convert from crop year pool and NRV accounting to lower of cost or market accounting for walnuts purchased.

(k)	Represents an adjustment of $160,926 to record the estimated acquisition cost of 285,566 pounds of walnuts sold at an average cost of approximately $0.564 per pound, the weighted average CASS field price of walnuts for the 2002 and 2003 crop years.

(l)	Represents an adjustment for incremental income taxes that will be incurred as a result of the conversion. The estimated effective income tax rate of 35.0% includes the effects of state income taxes.

(m)	Represents a reduction in interest expense of $1,080 related to the repayment of the subordinated loan in footnote (f).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
          The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions, as set forth under “Special Note Regarding Forward-Looking Statements.” Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in the following discussion and under “Risk Factors,” “Business” and elsewhere in this prospectus.
Overview
          We are a branded food company specializing in processing, marketing and distributing culinary, snack, in-shell and ingredient nuts. Our company was founded in 1912 and has a strong heritage in the walnut market under the Diamond of California brand. We are converting from an agricultural cooperative association to a public company. As a public company, our focus will be on building stockholder value. We intend to expand our existing business, and to continue to introduce higher-margin branded products in our culinary and snack businesses, including snack nuts marketed under our Emerald of California brand name. Our products include walnuts, pine nuts, pecans, peanuts, macadamia nuts, hazelnuts, cashews, Brazil nuts and almonds. Our products are sold in over 60,000 retail locations in the United States and in over 100 countries. We sell products to approximately 900 customers, including approximately 150 international customers. In general, we sell directly to retailers, particularly large, national grocery store and drug store chains, and indirectly through wholesale distributors who serve independent and small regional retail grocery store chains and convenience stores.
          As a cooperative, our historical business consisted primarily of processing and marketing walnuts and related products on behalf of members. Under our Marketing Agreement with members, we process and market each member’s entire walnut crop each year. In recent years, we expanded our business by purchasing, processing, packaging and selling a wide variety of other nuts and related snack products.
          Our business is seasonal. Demand for nut products, particularly in-shell nuts and to a lesser extent, culinary nuts, is highest during the months of October, November and December. We receive our principal raw material, walnuts, during the period from September to November and process it throughout the year. As a result of this seasonality, our personnel and working capital requirements and walnut inventories peak during the last quarter of the calendar year. This seasonality also impacts capacity utilization at our facilities, which routinely operate at capacity for the last four months of the calendar year.
          A disproportionate amount of our net sales and related net proceeds is earned in the first half of our fiscal year. For example, net sales in the first half of 2003 and 2004 were 70.0% and 64.8% of net sales for each full fiscal year. In the near term, we expect a higher percentage of our net income to be earned in the first half of our fiscal year because many of our operating costs are fixed and cannot be reduced when net sales are lower quarter to quarter. However, as we continue to introduce new higher value-added products, such as snack nuts, we expect net sales, and related net income, to be less seasonal.
          The historical financial information contained in this prospectus has been derived from financial statements prepared in accordance with GAAP for agricultural cooperative associations. After the conversion, our financial statements will be prepared in accordance with GAAP for companies that are not cooperative associations. The principal difference relates to accounting for walnut inventories received from members. Currently, crop year pools are established for members’ walnuts we receive from Diamond Growers members. In addition, net patronage proceeds or losses from the sale of walnuts are allocated to members by crop year pool. Payments to members are specifically identified as to crop year pool. When the related crop is substantially sold, each crop year pool is closed by making a final distribution of net proceeds to members based on their patronage in that pool.

          Furthermore, we currently use the net realizable value, or NRV, method to value walnut inventories delivered by members. NRV is the estimated sales price of inventories less estimated completion, distribution and selling costs. As a result of crop pool accounting and the NRV method of valuing inventories, our historical financial statements do not include a cost of goods sold for walnuts received from our members.
          After the conversion, we will not be eligible to use crop year pool accounting and NRV, and instead will account for purchases of walnuts from growers on a historical cost basis, as we currently do for purchases of nuts other than walnuts. As a result, the consolidated statements of net proceeds included herein will not be comparable to future statements of operations. In order to reconcile our historical results to the accounting principles that we will use after the completion of the conversion, see “Unaudited Pro Forma Condensed Financial Information” above. Subsequent to the conversion, we expect our effective tax rate to be 35% to 38% of our consolidated pre-tax income.
          As an agricultural cooperative association, we have derived revenues from our patronage business, which consists of processing and marketing walnuts on behalf of Diamond Growers members, and our non-patronage business, which consists of purchasing, processing and marketing nut varieties other than walnuts. Diamond Growers financial statements include statements of net proceeds prepared in accordance with GAAP for agricultural cooperative associations, rather than statements of operations. Net proceeds are amounts distributable to member growers from the patronage business. It also includes net income from non-patronage business. Net proceeds above do not include walnut acquisition costs.
Results of Operations

Nine Months Ended April 30, 2005 Compared to Nine Months Ended April 30, 2004
          Net sales were $364.9 million and $289.5 million for the nine months ended April 30, 2005 and 2004. The increase in net sales was due to increased volume and higher prices. The increase in prices reflected higher commodity costs for raw materials, which we were able to pass on, in part, to consumers. This higher pricing was principally for walnuts, pecans and almonds in the North American Retail channel and in-shell and shelled walnuts in the International channel. Volume, in total pounds sold, grew from 163.6 million in 2004 to 186.8 million in 2005, an increase of 14.2%.
          Net sales by channel (in thousands):

	Nine Months Ended
	April 30,
			Percentage Change
	2004	2005	2004 to 2005

North American Retail(1)	$158,953	$188,502	18.6%
International	76,259	97,415	27.7
North American Ingredient	50,717	75,699	49.3
Other	3,564	3,263	(8.4)

Total	$289,493	$364,879	26.0%

(1)	North American Retail represents sales of our culinary, snack and in-shell nuts in North America.
          The increase in North American Retail sales was principally from the national launch of our Emerald brand snack nut products, sales of which were $14.2 million in 2005 compared to $4.6 million in 2004, and pricing increases on various products, reflecting increased commodity costs. This increase in net sales was partially offset by an increase in introductory payments of $3.4 million for our snack nut products compared to the prior year. International sales increased as a result of expanded distribution of walnuts into the German retail markets and increased demand from existing customers in Korea in the bakery and confectionary markets. North American Ingredient sales increased due to increased shipments to the

USDA school lunch program and volume increases in the baking and food service channels as the rising prices of other nuts made walnuts more attractive to these customers.
          Sales of walnuts and other nuts as a percentage of total gross sales were:

	Nine Months
	Ended April 30,

	2004	2005

Walnuts	70.1%	69.0%
Other nuts	29.9	31.0

Total	100.0%	100.0%

          The table above is based on gross sales, rather than net sales, because certain adjustments, such as promotional discounts, are not allocable to product type.
          Proceeds Before Operating Expenses. Proceeds before operating expenses were $230.9 million and $214.8 million for the nine months ended April 30, 2005 and 2004. The principal reason for the increase was the growth in net sales. Processing, packing and distribution costs consist of receiving, processing, packing, packaging material, freight and warehouse costs. These costs were unchanged as a percentage of net sales because the benefits of leveraging fixed plant costs were offset by the increased costs related to the national launch of our Emerald brand snack nut products and by higher commodity, fuel and transportation costs.
          Selling, General and Administrative Expenses. Selling, general and administrative expenses consist principally of salaries and benefits for sales and administrative personnel, brokerage, professional services, travel and non-manufacturing depreciation and facility costs. Selling, general and administrative expenses were $25.4 million and $21.3 million for the nine months ended April 30, 2005 and 2004. The increase of $4.1 million or 19.3% is due to increased brokerage costs from higher sales, $0.6 million settlement with a bankruptcy court for previously collected receivables from an international customer, and higher salary and professional service costs. Selling, general and administrative expenses as a percentage of net sales were 6.9% and 7.4% for the nine months ended April 30, 2005 and 2004.
          Advertising. Advertising expense was $18.5 million and $13.3 million for the nine months ended April 30, 2005 and 2004. The change related principally from a net increase of approximately $7.6 million in costs associated with the launch of our Emerald brand snack nut products, offset by a net decrease principally in print spending for our culinary products.
          Interest Expense. Interest expense was $3.2 million and $2.5 million for the nine months ended April 30, 2005 and 2004. The increase was due to additional borrowings required to fund working capital in support of sales growth.
          Income Taxes. Income tax benefit was $2.0 million for the nine months ended April 30, 2005, compared to income tax expense of $0.3 million for the nine months ended April 30, 2004. As an agricultural cooperative association, income taxes are not provided on patronage net proceeds. Income taxes have been provided at the statutory rate based on the pre-tax income of our non-patronage business. The benefit in the nine months ended April 30, 2005 arises from the loss on the non-patronage business generated by introductory payments and increased advertising costs to support the national launch of our Emerald brand snack nut products compared to the prior year.
          Net Proceeds. Net proceeds were $185.8 million and $177.4 million for the nine months ended April 30, 2005 and 2004. As a percentage of net sales, net proceeds declined from 61.3% in 2004 to 50.9% in 2005, principally due to the additional costs incurred to support the national launch of our Emerald brand snack nut products.

2004 Compared to 2003
          Net Sales. Net sales were $359.7 million and $308.5 million for the years ended July 31, 2004 and 2003. The increase was due primarily to increased volume and, to a lesser extent, higher prices. Volume, in total pounds sold, increased from 172.4 million in 2003 to 197.6 million in 2004, an increase of 14.6%. This volume increase was attributable primarily to increased demand, which we believe was a result of the growing awareness of the health benefits of nuts and a trend toward high protein, low carbohydrate diets, the favorable impact of the Dollar in relation to the Euro, and increased sales to mass merchandisers.
          Net sales by channel were (in thousands):

			Percentage Change
	2003	2004	2003 to 2004

North American Retail	$153,812	$187,451	21.9%
International	76,062	96,312	26.6
North American Ingredient	74,549	70,991	(4.8)
Other	4,027	4,929	22.4

Total	$308,450	$359,683	16.6

          The increase in North American Retail sales was principally due to additional sales to certain mass merchandisers as a result of increased consumer demand that we believe was driven by current dietary trends to healthy foods. The increase represented a combination of increased unit volume and higher pricing. International sales increased as a result of increased product availability, the continued market acceptance of the health benefits of nuts, increased ingredient products for baking and confectionary markets, and the weak Dollar compared to other currencies, which improved our ability to competitively price our products internationally. North American Ingredient sales decreased primarily due to the lower volumes of product delivered to the USDA school lunch program in 2004. Additionally, pricing for this program was lower than the previous year.
          Sales of walnuts and other nuts as a percentage of total gross sales were:

	2003	2004

Walnuts	74.1%	70.6%
Other nuts	25.9	29.4

Total	100.0%	100.0%

          Proceeds Before Operating Expenses. Proceeds before operating expenses were $223.8 million and $195.2 million for the years ended July 31, 2004 and 2003. The principal reason for the increase in proceeds before operating expenses was the growth in net sales. Additionally, processing, packing and distribution costs decreased as a percentage of net sales to 21.9% in 2004 from 22.6% in for 2003. The decrease in 2004 was attributable to a favorable shift in product mix and the benefit received from leveraging fixed plant costs, offset by the impact of rising commodity prices which increased to 17.8% of net sales in 2004 from 13.5% in 2003.
          Selling, General and Administrative Expenses. Selling, general and administrative expenses were $28.2 million and $26.9 million for the years ended July 31, 2004 and 2003. The increase in 2004 was due to higher salaries and professional services. Selling, general and administrative expenses as a percentage of net sales were 7.8% and 8.7% for 2004 and 2003.
          Advertising. Advertising expense was $14.7 million and $8.7 million for the years ended July 31, 2004 and 2003. The increase in advertising is mainly due to approximately $4.5 million in costs associated with the California launch of our Emerald brand snack nut products.

          Interest Expense. Interest expense was $3.4 million and $3.3 million for the years ended July 31, 2004 and 2003. The increase was due to additional borrowings required to fund working capital requirements in support of sales growth.
          Income Taxes. Income tax expense was nil and $1.5 million for the years ended July 31, 2004 and 2003 due to a decline in non-patronage net proceeds, which was principally the result of the California launch of our Emerald brand snack nut products.
          Net Proceeds. Net proceeds were $177.6 million and $154.7 million for the years ended July 31, 2004 and 2003. As a percentage of net sales, net proceeds declined from 50.1% in 2003 to 49.4% in 2004, principally due to costs incurred to support the California launch of our Emerald brand snack nut products.

2003 Compared to 2002
          Net Sales. Net sales were $308.5 million and $282.2 million for the years ended July 31, 2003 and 2002. The increase in net sales was due to higher volumes, offset in part by lower prices due to increased supply. Volume, in total pounds sold, grew from 156.2 million in 2002 to 172.4 million in 2003, an increase of 10.4%, due to the larger sized 2002 walnut crop. We believe the volume increases were attributable primarily to the growing awareness of the health benefits of nuts and the trend toward high protein, low carbohydrate diets. In addition, we increased distribution and sales to certain warehouse club stores.
          Net sales by channel were (in thousands):

			Percentage Change
	2002	2003	2002 to 2003

North American Retail	$137,875	$153,812	11.6%
International	72,066	76,062	5.5
North American Ingredient	68,347	74,549	9.1
Other	3,870	4,027	4.1

Total	$282,158	$308,450	9.3

          The increase in North American Retail sales was driven by the increase in sales of other nut products to certain warehouse club chains as a result of new customers and increased demand from existing customers. International sales increased as a result of the increased demand for shelled walnuts by customers in Japan, Israel and Australia. North American Ingredient sales increased due to greater demand from new and existing customers and increased shipments to the USDA school lunch program at slightly higher prices.
          Sales of walnuts and other nuts as a percentage of total gross sales were:

	2002	2003

Walnuts	76.6%	74.1%
Other nuts	23.4	25.9

Total	100.0%	100.0%

          Proceeds Before Operating Expenses. Proceeds before operating expenses were $195.2 million and $211.8 million for the years ended July 31, 2003 and 2002. The decrease was the result of a 10.7% larger walnut crop in 2002 compared to 2003, which generally led to lower average sales prices, as well as to rising commodity prices for nuts other than walnuts. Commodity cost as a percentage of net sales increased to 13.5% in 2003 from 11.1% in 2002. Processing, packing and distribution cost as a percentage of net sales were 22.6% and 23.8% for 2003 and 2002. The decrease in 2003 as a percentage of net sales was attributable to a favorable shift in product mix and the benefit from leveraging fixed plant costs.

          Selling, General and Administrative Expenses. Selling, general and administrative expenses were $26.9 million and $26.3 million for the years ended July 31, 2003 and 2002. Increased salaries and charges for the write off of certain assets were offset by decreases in travel, recruiting and contracted services. Selling, general and administrative expenses as a percent of net sales were 8.7% and 9.3% for 2003 and 2002.
          Advertising. Advertising expense was $8.7 million and $9.1 million for the years ended July 31, 2003 and 2002.
          Interest Expense. Interest expense was $3.3 million and $3.4 million for the years ended July 31, 2003 and 2002. The decrease was primarily due to declining interest rates on short-term borrowings.
          Income Taxes. Income tax expense was $1.5 million and $1.4 million for the years ended July 31, 2003 and 2002, as net proceeds from our non-patronage business were relatively unchanged.
          Net Proceeds. Net proceeds were $154.7 million and $171.6 million for the years ended July 31, 2003 and 2002. As a percentage of net sales, net proceeds declined to 50.1% in 2003 from 60.8% in 2002 due to increased commodity costs and declining prices as a result of the 2002 walnut crop size.
Pro Forma and Supplemental Financial Information
          The following financial information has been prepared on the basis described in “Unaudited Pro Forma Condensed Financial Information” on page 21 of this prospectus. Diamond Foods’ cost basis for walnuts will be the price Diamond Foods pays for walnuts received. For the years ended July 31, 2002, 2003 and 2004, estimated walnut acquisition costs are included in the supplemental financial information below based on the “field price” reported by the California Statistical Office of the USDA National Agricultural Statistics Service, or CASS, for each related crop year. We believe this information is the best available measure of industry-wide walnut acquisition costs. While we cannot determine an actual cost basis for our walnut inventory on a historical basis, we believe the CASS data are an appropriate measure for purposes of preparing supplemental financial information comparable to that expected to result in the future. However, you should note that:

•	we are unable to determine retroactively what we would have paid to our member growers for walnuts in prior years had we not been a grower-owned cooperative;

•	we are unable to determine whether what we would have paid to our grower members for walnuts would approximate amounts paid to other growers by other processors as reflected in the CASS statistics;

•	there are limitations in the level of detail provided by the CASS statistics; and

•	we cannot assure you that the cost of sales amounts implied by the CASS statistics are representative of future cost of sales amounts that we will pay for walnuts.

	Year Ended July 31,

	2002	2003	2004

	Supplemental	Supplemental	Pro Forma

	(unaudited)
Net sales and other revenues	$282,158	$308,450	$359,683
Cost of sales(1)	235,723	253,894	303,518

Gross margin	46,435	54,556	56,165
Operating expenses:
Selling, general and administrative	26,317	26,937	28,169
Advertising	9,105	8,744	14,673
Interest, net	3,353	3,282	3,403

Total operating expenses	38,775	38,963	46,245

Income before taxes	$7,660	$15,593	$9,920

(1)	Represents historical cost of purchased commodities, processing, packaging and distribution and adjustments of $28.1 million, $(1.8) million and $6.7 million for the years ended July 31, 2002, 2003 and 2004 to convert walnut inventories from crop year pool and NRV accounting to cost accounting, and $137.3 million, $142.4 million and $160.9 million for estimated walnut cost of goods sold for the years ended July 31, 2002, 2003 and 2004. Cost of goods sold for walnuts was determined based on 233.4 million, 252.5 million and 285.6 million pounds sold at an average cost per pound of $0.588, $0.564 and $0.564 for the years ended July 31, 2002, 2003 and 2004. These average costs per pound are the weighted average CASS field prices for the applicable crop years. There are no other adjustments to the historical amounts. We believe this information is useful to investors because it will enable comparisons of our historical financial results to other companies and to our future financial statement presentation.
          Gross margin as a percentage of net sales was 16.5%, 17.7% and 15.6% on a supplemental and pro forma basis for the years ended July 31, 2002, 2003 and 2004. The decline in gross margin as a percentage of net sales in 2004 was due principally to increased sales to certain mass merchandisers and club stores in the U.S. culinary product line, declining sales volumes and lower prices in the USDA school lunch program and rising commodity costs for other nuts.
          As a result of converting from a crop year pool and NRV accounting basis for walnut inventories to a cost basis, we expect our gross margins to decline for the first half of the year ending July 31, 2006, reflecting the effect of the sale of walnut inventories valued at NRV subsequent to the conversion. Future walnut inventories will be valued at the lower of cost or market.
Liquidity and Capital Resources
          Our liquidity is dependent upon funds generated from operations and external sources of financing.
          As of April 30, 2005, we had a total of $20.0 million of senior notes outstanding with two institutional investors. We are required to make annual principal repayments on these notes in the amount of $4.0 million starting in December 2009. The notes mature in December 2013 and bear interest at a rate of 7.35% per annum. We are subject to certain affirmative and negative covenants outlined in the senior note agreement. Payments to member growers are subordinated to any payments due on the senior notes. Subsequent to the conversion and this offering, payments to growers will not be subordinated to the senior notes.
          As of April 30, 2005, we had a $15.5 million subordinated loan. This note matures beginning in August 2009 and bears interest at a rate of 7.2% per annum. The subordinated loan agreement governing this note subjects us to financial and other covenants and contains customary events of default. In addition, the subordinated loan requires that member notes be limited to no more than $15.0 million and includes an event of default for changes in control. We expect to repay this indebtedness using a portion of the proceeds of this offering.
          We also have an unsecured master loan agreement with CoBank that provides for both a revolving line of credit in an aggregate principal amount of $57.5 million, bearing an interest rate of LIBOR plus 0.75% per annum, and a long-term revolver that provides an aggregate principal amount of $20.0 million bearing an interest rate of LIBOR plus 0.8% per annum. The master loan agreement was renewed on March 1, 2005 and will expire on January 15, 2007. The long-term revolving agreement expires on November 10, 2008. The master loan agreement governing these credit facilities subjects us to financial and other covenants and contains customary events of default. As of April 30, 2005, we had an aggregate amount outstanding of $40.6 million on the revolving line of credit and no borrowings on the long-term revolver.
          As of April 30, 2005, we had a credit agreement with a bank that provides for an unsecured revolving line of credit in an aggregate principal amount of $32.5 million and a $2.0 million letter of credit facility. The revolving line of credit expires on January 15, 2007, and borrowings under this line of credit bear interest at a rate of LIBOR plus 0.65% per annum. The credit agreement governing these notes subjects us to financial and other covenants and contains customary events of default. As of April 30, 2005, we had an aggregate amount outstanding of $31.6 million on the revolving line of credit.
          As of April 30, 2005, we were in compliance with all applicable loan covenants and other credit facilities and, on a combined basis, we had $37.8 million of available borrowing capacity.
          Our investment in CoBank represents our cost basis in its stock. We are required to maintain this investment to comply with our borrowing agreements with CoBank. This investment cannot be readily converted to cash in that we cannot dispose of it without the prior approval of CoBank and only in the event of termination of our borrowing agreements with CoBank.
          Working capital and members’ equity were $60.6 million and $50.1 million at April 30, 2005 as compared to $72.6 million and $59.2 million at July 31, 2004.
          We purchased approximately $7.9 million of equipment in the nine months ending April 30, 2005 and expect to spend approximately $2.1 million in the last quarter of the year ended July 31, 2005, including expenditures for expansion of processing capacity to support the launch of our Emerald brand snack nut products and sales to a new ingredient customer, a major food chain.
          During the year ended July 31, 2004, cash used in operating activities was $13.6 million compared to cash provided by operating activities of continuing operations of $3.7 million during the year ended July 31, 2003. The decrease in operating cash flow was due to the increased payments to members and growth in non-patronage inventories partially offset by a growth in net proceeds adjusted for non-cash items, principally depreciation and amortization. Cash used in investing activities was $4.5 million in 2004 compared to $3.7 million in 2003. Substantially all the cash used in investing activities in 2004 related to purchases of equipment (primarily snack product related); while, in 2003, purchases of equipment were $4.0 million. Cash provided by financing activities in 2004 was $18.5 million compared to $0.1 million in 2003. During 2004, we borrowed $28.5 million under our notes payable and repaid $10.0 million of long-term obligations.
          During the year ended July 31, 2003, cash provided by operating activities was $3.7 million as compared to cash used in operating activities of $11.2 million during the year ended July 31, 2002. The increase in cash from operations was principally due to an increase of inventories of $28.5 million in 2002. This was offset, in part, by a decrease in net proceeds of $17.0 million in 2003 compared to the previous year. Net cash used during 2003 in investing activities was $3.7 million as compared to $2.4 million in 2002, principally from the purchase of equipment. Cash provided by financing activities in 2003 was $0.1 million as compared to cash provided by financing activities in 2002 of $13.5 million.
          We believe cash on hand, cash equivalents and cash expected to be provided from our operations, in addition to borrowings available under our existing lines of credit, will be sufficient to fund our contractual commitments, repay obligations as required, and meet our operational requirements through the year ended July 31, 2006.

Contractual Obligations and Commitments
          Contractual obligations and commitments at April 30, 2005 are as follows (in millions):

	Payments Due by Period

		Less than	1-3	3-5	More Than
	Total	1 Year	Years	Years	5 Years

Long-term obligations(a)	$35.5	$—	$—	$9.0	$26.5
Operating leases(b)	2.1	0.5	1.0	.6	—
Purchase commitments(c)	2.1	2.1	—	—	—

Total	$39.7	$2.6	$1.0	$9.6	$26.5

(a)	Excludes $1.4 million in total letters of credit outstanding related to normal business transactions.

(b)	Operating lease commitments as of July 31, 2004. There have not been any significant changes in the nine months ended April 30, 2005.

(c)	Commitments to purchase new equipment.
Critical Accounting Policies
          Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenue and expenses. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our critical accounting policies are set forth below.
          Revenue Recognition. We recognize revenue when a persuasive arrangement exists, title has transferred (based upon terms of shipment), price is fixed, delivery occurs and collection is reasonably assured. Revenues are recorded net of rebates, promotion and marketing allowances. Customers have the right to return certain products. These product returns are estimated based upon historical results and reflected as a reduction in net sales.
          Inventories. We record walnut inventories acquired from members at estimated net realizable value (estimated sales price less estimated completion, distribution and selling costs). We estimate sales prices and costs based on historical experience and other assumptions that we believe are reasonable. Actual results could differ materially from these estimates. All other inventories are stated at the lower of cost (first in, first out) or market. Other inventories include purchased commodities, processed walnuts used in non-patronage products, manufacturing costs and packing materials and supplies. Subsequent to the conversion and offering, all inventories will be accounted for on a lower of cost (first in, first out) or market value basis.
          Impairment of Long-Lived Assets. We review long-lived assets to assess recoverability from projected undiscounted cash flows whenever events or changes in facts and circumstances indicate that the carrying value of the assets may not be recoverable. An impairment loss is recognized in operating results when future undiscounted cash flows are less than the assets’ carrying value. The impairment loss would reduce the carrying value of an asset to its fair value. In 2003, we charged approximately $0.7 million to selling, general and administrative expenses related to the abandonment of certain information system capitalized assets.
          Employee Benefits. We incur various employment-related benefit costs with respect to qualified and nonqualified pension and deferred compensation plans. Assumptions are made related to discount rates used to value certain liabilities, assumed rates of return on assets in the plans, compensation increases, employee turnover and mortality rates. We utilize third-party actuarial firms to assist us in determining appropriate assumptions and plan valuations. Different assumptions could result in the recognition of differing amounts of expense over different periods of time.

          Income Taxes. We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires that deferred tax assets and liabilities be recognized for the tax effect of temporary differences between the financial statement and tax basis of recorded assets and liabilities at current tax rates. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The recoverability of the tax assets recorded on the balance sheet is based on both our historical and anticipated earnings levels and is reviewed periodically to determine if any additional valuation allowance is necessary when it is more likely than not that amounts will not be recovered.
Effects of Inflation
          The most significant factor affecting our net sales volume and cost of sales is the change in market prices for purchased nuts. The prices of these commodities are affected by world market conditions and are volatile in response to supply and demand, as well as political and economic events. The price fluctuations of these commodities do not necessarily correlate with the general inflation rate. Inflation may, however, adversely affect operating costs such as labor, energy and materials.
Recent Accounting Pronouncements
          In January 2003, the Financial Accounting Standards Board issued FASB interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 (“FIN 46”). In December 2003, the FASB issued FIN 46(R), a revision of FIN 46. FIN 46(R) sets forth new consolidation criteria and additional disclosures regarding variable interest entities, and may require consolidation of entities not required to be consolidated under prior accounting rules, or deconsolidation of entities in certain cases. FIN 46(R) is effective for our year ending July 31, 2005. Effective August 1, 2004, we adopted FIN 46(R), retroactively, by restating prior years’ financial statements. As a result, we deconsolidated the Diamond Walnut Capital Trust (“Trust”), and recorded a $15,464 subordinated loan (“Loan”) in our consolidated balance sheets. The Trust was created for the sole purpose of issuing trust preferred securities, which had historically been included in our balance sheet as a $15,000 trust preferred minority interest. Also, as a result of the adoption of FIN 46(R), the $464 investment in the common stock of the Trust is now included in other assets. In addition, we have recognized interest expense on the Loan, rather than minority interest, with no effect on net income.
          In May 2003, SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability or an asset in some circumstances. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of this statement had no impact on our financial position or results of operations.
          In December 2004, SFAS No. 123(R), Share-Based Payment, was issued. This statement requires compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based upon the grant date fair value of the security issued. In addition, liability awards will be remeasured each reporting period and compensation costs will be recognized over the period that an employee provides service in exchange for the award. This statement will be effective for us beginning after December 15, 2005. We are in the process of evaluating the potential impact of this new standard.
          In November 2004, SFAS No. 151, Accounting for Inventory Costs, was issued. This statement requires allocation of fixed production overheads to inventories based on the normal capacity of the production facilities. Unallocated overhead must be recognized as an expense in the period incurred. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We believe adoption of this statement will have no material impact on our financial position or results of operations.

Quantitative and Qualitative Disclosure About Market Risk
          Market Risk. Our principal market risks are exposure to changes in commodity prices and interest rates on borrowings. Although we have international sales and related trade receivables from foreign customers, there is no significant foreign currency exchange risk as substantially all sales are denominated in U.S. Dollars.
          Commodities Risk. The availability, size, quality and cost of raw materials for the production of our products, including walnuts, pecans, peanuts, cashews, almonds and other nuts, are subject to risks inherent to farming, such as crop size and yield fluctuations caused by poor weather and growing conditions, pest and diseases problems, and other factors beyond our control. Additionally, our supply of raw materials could be reduced if governmental agencies conclude that our products have been tampered with, or that certain pesticides, herbicides or other chemicals used by growers have left harmful residues on portions of the crop or that the crop has been contaminated by aflatoxin or other agents.
          Interest Rate Risk. We have exposure to changes in interest rates on certain debt obligations. The interest rates on our amended senior credit facilities fluctuate based on the London Interbank Offered Rate (LIBOR). A one percentage point change in LIBOR would increase our annual interest expense by approximately $600,000, without taking into account our expected application of a portion of the proceeds of this offering to repay certain outstanding indebtedness. The fair values of notes payable and long-term obligations at the end of each fiscal period approximate the amounts recorded in the balance sheet based on information available to us with respect to current interest rates and terms for similar financial instruments.

BUSINESS
Overview
          We are a branded food company specializing in processing, marketing and distributing culinary, snack, in-shell and ingredient nuts. Our company was founded in 1912 and has a strong heritage in the walnut market under the Diamond of California brand. We are converting from an agricultural cooperative association to a public company. As a public company, our focus will be on building stockholder value. We intend to expand our existing business, and to continue to introduce new higher-margin branded products in our culinary and snack businesses, including snack nuts marketed under our Emerald of California brand name. Our products include walnuts, pine nuts, pecans, peanuts, macadamia nuts, hazelnuts, cashews, Brazil nuts and almonds. Our products are sold in over 60,000 retail locations in the United States and in over 100 countries.
          We have four product lines:

•	Culinary. We sell culinary nuts under the Diamond of California brand in grocery store baking and produce aisles and through mass merchandisers and club stores. Culinary nuts are marketed to individuals who prepare meals or baked goods at home and who value fresh, high-quality products. Our culinary product introductions offer the consumer a convenient recipe-ready source of nuts to enhance food, such as salads, vegetables, pastas and baked goods.

•	Snack. We sell roasted, glazed and flavored snack nut products in innovative resealable containers under the Emerald of California brand. These products are typically available in grocery store snack aisles, convenience stores, drug stores and other places where snacks are sold. We have introduced a wide range of unique flavors, such as Honey Dijon and Apple Cinnamon, in various “on-the-go” package styles, marketed to active consumers who are seeking a flavorful and healthy snack alternative to traditional snacks, such as chips, cookies and candy. Colorful, eye-catching labels and ergonomically designed, lightweight canisters differentiate our products. In addition, we dry roast rather than oil roast our almonds, use our proprietary glazing process for honey roasted nuts, and incorporate a higher proportion of tree nuts rather than peanuts in our mixed nut products.

•	In-shell. We sell in-shell nuts under the Diamond of California brand, primarily during the winter holiday season. These products are typically available in grocery store produce sections and through mass merchandisers and club stores. In-shell nuts are marketed to individuals who value tradition and fresh, healthy and aesthetically-appealing foods.

•	Ingredient. We market ingredient nuts under the Diamond of California brand to food processors, restaurants, bakeries and food service companies and their suppliers. Our institutional and industrial customers use our standard or customer-specified nut products to add flavor and enhance nutritional value and texture in their product offerings. We believe these customers value Diamond’s broad range of reliably high-quality nut products.

          Our net sales were as follows (in millions):

	Year Ended July 31, 2004			Nine Months Ended April 30, 2005

		Inter-			Inter-
	North American	national	Total	North American	national	Total

Culinary	$142.0	$15.3	$157.3	$132.8	$16.6	$149.4
Snack	7.1	—	7.1	14.2	—	14.2
In-shell	38.4	39.5	77.9	41.5	39.8	81.3

Total consumer	187.5	54.8	242.3	188.5	56.4	244.9
Ingredient	71.0	41.5	112.5	75.7	41.0	116.7
Other	4.9	—	4.9	3.3	—	3.3

Total	$263.4	$96.3	$359.7	$267.5	$97.4	$364.9

          Diamond of California is the leading brand of culinary and in-shell nuts in the United States based on market share. Our market share (based on sales) for the 52-week period ended May 15, 2005 was approximately 37.2%, which is more than four times the market share of our next largest branded competitor, according to Information Resources, Inc., an industry research organization that we refer to as IRI. According to IRI, our culinary and in-shell products had an all commodity volume weighted distribution of 93.7% in the United States for the 52-week period ended May 15, 2005. All commodity volume weighted distribution in the United States for a product or group of products is the quotient of (x) the sum of the total dollar volume for all goods sold through all U.S. stores that sold at least one unit of that product or one unit of one product within that group of products during a period of time, divided by (y) the sum of the total dollar volume for all goods sold through all U.S. stores during the same period of time. We believe that this measure is the best available indicator of the extent of product distribution in retail channels.
          As part of our strategic plan to focus on higher-margin branded products, in August 2004 we launched our Emerald of California snack nut line nationally. This product line features packaging design that is new to the snack nut industry, such as lightweight plastic, resealable containers instead of industry-standard glass jars and composite canisters. These features improve shelf-life, maintain freshness and improve portability of our products and, together with our unique flavors and processing techniques, help differentiate our products from those of our competitors. Prior to this initiative, only Planters had successfully offered a broad range of branded snack nut products nationally. As a result of the successful launch of our Emerald brand line of products, we believe that we are well positioned to become the principal national competitor to Planters for snack nuts. According to IRI, our snack nut products had an all commodity volume weighted distribution of 74.2% in the United States for the 12-week period ended May 15, 2005.
Our Industry
          We compete in two growing industries: the nut industry and the broader snack industry. Historically, the snack nut market, which is a segment of both of these industries, has had one leader and a fragmented group of regional and national competitors. We believe that none of the national competitors has established a strong brand to compete with the market leader. We believe a significant opportunity exists to establish our branded snack nut products in the growing snack nut market.

Nut industry
          We believe the U.S. culinary nut market is well positioned for future growth. The USDA reports that over 1.0 billion pounds of tree nuts and over 2.5 billion pounds of peanuts were consumed in the United States in 2004. The nut market consists of many segments, including the four markets in which we participate. We believe all of these market segments are growing. According to IRI, sales in the U.S. culinary nut market, currently the principal market in which we compete, were approximately

$600 million for the 52-week period ended January 23, 2005, with branded product sales growing approximately 4% over the previous 52-week period.

Snack industry
          We believe the snack market is well positioned for future growth. Packaged Facts, a Maryland-based market research firm, estimates that U.S. retail sales of snack foods will grow from $47.1 billion in 2003 to $57.3 billion in 2008, or 4% annually. Packaged Facts expects that nutritional snack sales will grow at a faster rate. According to IRI, sales in the U.S. snack nut market were approximately $2.6 billion for the 52-week period ending January 23, 2005, with sales growing approximately 14.7% over the year ago period.

Growth factors
          We believe that our markets are growing because consumers are seeking healthier diets. Nuts are a good source of protein, fiber, vitamins and minerals. They provide texture and taste to meals with little effort on the part of the consumer. Recent studies indicate that nuts may also help prevent cardiovascular disease and promote weight loss. We believe that these studies and related media attention are changing consumer perceptions about the health benefits of eating nuts. Some factors affecting these perceptions include:

•	Nuts have no trans fatty acids and most of the fat they contain is beneficial unsaturated fat, which has been demonstrated to lower cholesterol.

•	The USDA and U.S. Department of Health and Human Services January 2005 “Dietary Guidelines For Americans” recommends that up to 35% of dietary calories come from sources of unsaturated fatty acids, such as nuts, fish and vegetable oils.

•	The Food and Drug Administration, or FDA, has stated that consuming 1.5 ounces of nuts per day, as part of a diet low in saturated fat and cholesterol, may reduce the risk of heart disease.

•	Walnuts are rich in protein, fiber, vitamins and minerals. They also contain a high percentage of omega-3 fatty acid, which has been shown to help reduce cholesterol, blood pressure and the risk of heart disease.

•	Dietary fat in general has been shown to be an important element of a well balanced diet.
          We believe that greater consumer awareness of the health benefits of nut consumption is reversing commonly-held negative perceptions about nuts. In the past, many consumers limited nut consumption because nuts are relatively high in fat and all fat consumption was believed to contribute to cardiovascular disease and weight gain. Today, we believe those perceptions are changing and consumers are increasing their consumption of nuts, creating opportunities for the future growth of the markets in which we compete.
          We also believe that our markets are growing in part because consumers are seeking products that enable them to prepare healthy meals more quickly and conveniently. We believe that dietary trends are emphasizing healthy eating as much as convenience foods, and that many people wish to prepare a meal rather than simply heating or unpacking it. The use of culinary nuts for cooking, and snack nuts for garnishing foods, fit with this market trend.
          We also believe that many consumers, particularly in the United States, are attracted to the convenience of snacks but prefer nutrient-rich snacks as alternatives to traditional snacks such as chips, cookies and candy. Nuts are an ideal snack food for these consumers.
Investment Highlights
          We believe that we are well positioned in our markets. Our key competitive strengths are our strong brand recognition, successful product innovations, advanced processing capabilities, a vertically-

integrated business model, multiple growth opportunities and an experienced, accomplished management team.

Strong brand recognition
          Our Diamond of California brand has been recognized by consumers since 1912 and is associated with reliably high-quality, healthy products. We believe that our focus on selling branded products allows us to generate greater consumer loyalty for our products, and enables us to obtain higher prices for our products.
          Since the national launch in 2004, our Emerald of California snack nut products are available in over 60,000 retail locations across 50 states. We are positioning Emerald of California as the number two national snack nut brand by appealing to traditional snack nut consumers and younger, more health-conscious, “on-the-go” consumers. The strength of our Emerald brand is based on our product differentiation, including unique flavors, innovative packaging, effective in-store merchandising, and targeted television and print advertising for these products.

Successful product innovations
          We focus on product innovation. Our patented glazing techniques allow us to produce appealing flavors that are unique within the snack aisle. We are continually creating and evaluating new flavors, products and packaging. In launching our Emerald product line, we introduced 15 new products. We develop new products and flavors under an exclusive arrangement with a prominent third-party food research and development company. This has allowed us to utilize top-quality product development talent, while minimizing product development costs. We will continue to use our new product development experience to increase our product offerings. As we expand our snack nut product range, we believe we can gain greater shelf space in retail stores and increase our market share. We have also introduced convenient recipe-ready, portion-sized packages of our culinary nuts and today are the market leader in this category. We believe that our innovations differentiate our products from those of our competitors, leading to increased brand loyalty and higher consumer awareness.

Advanced processing capabilities
          We believe that our advanced processing capabilities allow us to offer high quality and innovative products. We are an early adopter of new technologies and techniques. This allows us to improve the quality of our existing products, introduce new products, enhance margins and meet diverse customer needs. Our advanced processing technologies include laser sorting systems and state-of-the-art roasting, glazing and packaging technologies. Since 2003, we have employed waterfall laser sorting systems that allow us to produce virtually shell-free products of uniform size and color. This is especially important to our ingredient customers. Our patented glazing techniques enable us to produce the only shelf-stable, glazed snack nut products available for the mass market. We have also developed materials and processing techniques, such as vacuum packaging and the use of natural antioxidants that increase the shelf life of our products.

Vertically-integrated business
          Our business is vertically integrated. We procure nuts directly from growers and from other nut processors and process, package and market them through multiple distribution channels. This integrated approach allows us to control product quality, gain an early understanding of nut pricing, better anticipate market conditions, and exploit market opportunities more quickly and efficiently. As the single largest buyer of in-shell tree nuts in the United States, we have developed a deep understanding of the nut markets and have successfully applied this experience across our organization to improve our purchasing and other operational decisions. Further, our experience with packaging and marketing products, in combination with this raw material purchasing expertise, allows us to adapt more quickly to market trends and recognize new opportunities.

Multiple growth opportunities
          We have multiple opportunities to grow our revenues through a variety of initiatives. We believe that we have a significant opportunity to establish our snack nut products in the growing snack nut market, where the competition is characterized by a fragmented group of regional and national sellers, none of which, other than Planters, has a material share of the market. We are focused on increasing our sales at the expense of these competitors and improving our operating results, in part by extending the distribution of our Emerald of California products into sales channels in which our margins are relatively higher, such as convenience stores and drug stores. This will result in increased shelf space devoted to our Emerald products and a higher proportion of our sales through these higher-margin channels. In addition, we believe that we can grow our sales in the snack market by creating and expanding into new product categories within the snack nut market, introducing new flavors and packaging and potentially offering complementary products, such as trail mix.
          Our other product sales are also well positioned for continued growth. We believe we can increase our sales in the culinary nut market by selling more products through new and existing channels, where we have opportunities to expand shelf space and points of display. We also believe we can grow our sales of these products by using new distribution channels, such as convenience stores, offering a wider array of products marketed in conveniently-sized packages and marketing our culinary products internationally. In addition, we believe we can increase our sales of ingredient products by providing our customers a broader offering of high-specification and value-added products.

Experienced and accomplished management team
          Our senior management team is highly experienced and accomplished. The majority of our senior management has worked together for many years and has been employed within our organization even longer. Our chief executive officer and chief operating officer have a total of 40 years of experience in the food industry. The other nine most senior members of our executive team have an average of 25 years of experience in the food industry. We believe that their familiarity with our business, products and customers will contribute to the success of our new product initiatives. Further, we believe that our senior management team’s established and well-maintained supplier and customer relationships will allow us to continue to compete effectively.
Our Strategy
          Our goal is to continue to grow our revenues by increasing our market share in the snack nut category, while strengthening our position as the number one marketer and distributor of culinary nuts. In addition, we intend to expand our profit margins by introducing higher-margin products and reducing costs. To achieve these goals we intend to:
          Increase market share in the snack nut industry. We plan to promote our broad line of snack nut products aggressively, by investing in creative advertising, marketing and promotions. We believe our continued investments in national advertising campaigns will help differentiate our products and improve our competitive position. National consolidation of retailers has created a need for distribution efficiencies, such as fewer stockkeeping units, or SKUs, conservation of warehouse space, supply chain support and national merchandising. We are capable of providing these efficiencies. We intend to gain additional market share in the snack nut market, primarily at the expense of regional firms, by exploiting our national brand and presence.
          Improve gross and operating margins. We intend to increase our margins through shifting product mix and investing in capital improvements. Following the national rollout of our Emerald products, we expect a greater proportion of our sales to be represented by higher-margin products. We also plan to encourage sales through channels in which we can achieve higher profit margins, such as convenience stores and drug stores. We plan to invest capital for projects that lower our costs. We intend to examine the location and function of our processing, storage and distribution facilities and optimize the utilization of these assets. We are also evaluating investments in additional processing and packaging equipment. We expect that these investments will increase our production flexibility, enabling us to serve our customers better and improve our margins.
          Expand and improve our distribution channels. We plan to expand existing sales channels and introduce our products in new distribution channels as opportunities arise. We plan to continue the nationwide rollout of our Emerald of California brand products, particularly by targeting sales through drug stores, mass merchandisers, convenience chains and club stores. We believe these outlets represent excellent growth opportunities for our snack nut products because they are generally growing faster than traditional grocery stores. We plan to leverage our existing supply chain management capabilities to cost-effectively distribute our products through these new channels.
          Pursue external growth opportunities. In order to maintain and grow our leading market share in culinary nuts and expand our presence in the snack industry, we may make strategic acquisitions, enter into strategic alliances or pursue other external growth opportunities. In particular, we intend to identify opportunities that will allow us to:

•	introduce new products that are complementary to our existing product lines and are capable of being marketed through our existing production and distribution systems;

•	build our brands;

•	enhance our processing and distribution capabilities to lower our costs; and

•	expand internationally.
Principal Products
          We market and sell the following products:

Category	Products	Product Features

Culinary	• Shelled nuts • Pegboard nuts • Glazed nuts • Harvest Reserve Premium nuts	• Whole, sliced, chopped and ground nuts
• Package sizes ranging from convenient 2.25-ounce pegboard packages to three-pound bags
• Recipe-ready
• Maximum freshness through resealable, atmosphere-controlled packaging
• Glazed nuts available in a variety of snack packs and flavors

Snack	• Glazed nuts • Mixed nuts • Roasted nuts	• Unique flavors, including Apple Cinnamon, Backyard Grill, Butter Toffee, Chocolate Brownie, Honey Dijon and Pecan Pie
• Package sizes ranging from 0.5-ounce to 12-ounce tubes, containers, and resealable foil bags
• Innovative, eye-catching packaging and “on-the-go” containers

In-shell	• Various uncracked nuts, cleaned and/or polished • Mixed nuts	• Packaged in-shell • Various package sizes ranging from one-pound bags to 25-kilogram sacks, with nut sizes ranging from baby to jumbo

Ingredient	• Shelled and processed nuts • Custom-processed nuts • Glazed nuts	• Whole, sliced, chopped and ground nuts
• Food processor product of uniform size and consistent color
• Various large package sizes tailored for business usage
• Flexible processing and packaging operations

          We offer all of our products in an array of packages to meet different market needs. We sell our culinary nut products in packages that are smaller and more convenient to use than our traditional one-pound packages, and have broadened their appeal and differentiated them from our competitors’ products. Our snack nut products are sold in various “on-the-go” package styles, including resealable foil bags and resealable plastic containers. With colorful, eye-catching labels and ergonomically designed, lightweight canisters, our products look and feel different than our competitors’ products, which have traditionally been marketed with understated labels in heavy glass or composite canisters. In addition, we dry roast rather than oil roast our almonds, use our proprietary glazing process for our honey roasted nuts, and incorporate a higher proportion of tree nuts rather than peanuts in our mixed nut products.
          Culinary Nuts. We process, market and sell our culinary nut products primarily under the Diamond of California brand. Our line of culinary nut products includes shelled walnuts, pine nuts, pecans, macadamia nuts, hazelnuts, Brazil nuts and almonds that consumers use in at-home food preparation. To meet the wide variety of consumer needs, we offer over 20 culinary products in various package sizes, some of which are designed for single-recipe use. For the year ended July 31, 2004, sales of these products accounted for approximately 53.9% of domestic revenues, 15.9% of international revenues and 43.7% of total revenues.
          Snack Nuts. We market and distribute our snack nut product line domestically under the Emerald of California brand. Our line of snack nuts products includes various assortments of packaged, shelled nuts in a wide variety of styles, such as glazed, roasted, blanched, dry roasted and honey roasted, and unique snack nut flavors, such as Apple Cinnamon, Backyard Grill, Butter Toffee, Chocolate Brownie, Honey Dijon and Pecan Pie. For the year ended July 31, 2004, sales of snack nuts products accounted for approximately 2.7% of domestic revenues, and 2.0% of total revenues; for the nine months ended April 30, 2005 snack nuts sales represented approximately 5.3% of domestic revenues and 3.9% of total revenues.
          In-shell Nuts. Our in-shell nut products are marketed and sold primarily under the Diamond of California brand. We market and distribute in-shell nuts primarily during the winter holiday season. Our in-shell product line is typically marketed in grocery store produce sections and includes in-shell walnuts, pecans, hazelnuts, Brazil nuts and almonds. For the year ended July 31, 2004, in-shell products accounted for approximately 14.6% of domestic revenues, 41.0% of international revenues and 21.7% of total revenues.
          Ingredient Products. We process, market and distribute our ingredient products worldwide under the Diamond of California brand. Our line of ingredient products includes walnuts, pecans, hazelnuts and almonds that are processed and sold in bulk to meet the needs of food processors, restaurants, bakeries, food service companies and their suppliers. For the year ended July 31, 2004, sales of these products accounted for approximately 27.0% of domestic revenues, 43.1% of international revenues and 31.3% of total revenues.

Customers
          We sell products to approximately 900 customers, including approximately 150 international customers. In general, we sell directly to retailers, particularly large, national grocery store and drug store chains, and indirectly through wholesale distributors who serve independent and small regional grocery store chains and convenience stores.

Category	Customers	Representative Customers

Culinary	• National and regional grocery store chains • Mass merchandisers • Club stores • Wholesale distributors	• Albertsons, ALDI, Food Lion, Kroger, Publix, Safeway • Target, Wal-Mart • Costco, SAM’s Club • C&S Wholesale, Nash Finch, SuperValu

Snack	• National and regional grocery store chains • Mass merchandisers • Convenience stores • Drug stores • Wholesale distributors	• Albertsons, HEB, Kroger, Safeway • Wal-Mart • 7-Eleven, Chevron, Circle K Stores • Walgreens, Eckerd Pharmacy, Sav-on Drugs, Longs Drugs • C&S Wholesale, Nash Finch, SuperValu, United

In-shell	• National and regional grocery store chains • Mass merchandisers • Wholesale distributors	• Albertsons, ALDI, Kroger, Safeway, Schnucks, Tenglemann • Target, Wal-Mart • Associated, C&S Wholesale, Nash Finch, SuperValu

Ingredient	• Food processors • Restaurants and foodservice operators • Suppliers of these businesses	• Betty Crocker, General Mills, Keebler, Pillsbury, Sara Lee, Yamasaki Baking
• McDonald’s, Applebee’s, Mrs. Fields, Red Lobster
• Dot Foods, Noberasco SPA, Shoei Foods Corporation, Sysco/Sigma, U.S. Foodservice
          Sales to SAM’s Club and Wal-Mart combined accounted for approximately 16.5% of our net sales for the year ended July 31, 2004. No other single customer accounted for more than 10% of our net sales for the year ended July 31, 2004.
Marketing
          We believe that our marketing efforts are fundamental to the success of our business. According to IRI, our culinary and in-shell products had an all commodity volume weighted distribution of 93.7% in the United States. Advertising and marketing expenses were $16.5 million in 2004. In January 2004, we launched our Emerald brand snack nut line in California and within six weeks we established a brand recognition of 77%, as measured by Hall & Partners, a market research firm that we commissioned for this study. We believe that our Emerald of California brand is positioned to become the principal national snack nut competitor to Planters.
          Our marketing program is designed to build consumer awareness of our brands and customer loyalty to our products. We develop marketing strategies specific to each existing or new product line. Our marketing efforts are focused on building brand awareness, attracting new consumers to and increasing consumption of nuts. In addition and in order to maintain good customer relationships, these efforts are designed to minimize the impact of our sales on our trade customers’ private label sales. Marketing to ingredient business customers is focused on trade-oriented marketing described below.

          Our consumer-targeted marketing campaigns include television and print advertisements, coupon offers, co-marketing arrangements with complementary consumer product companies and co-op advertising with select retail customers. We air much of our television advertising during broadcasts of major sporting events, such as the 2004 Athens Olympics, the 2004 World Series and Super Bowl XXXIX, and employ offbeat campaigns, such as our quirky and humorous “EN” campaign and slogan “We want to be all nuts to all people,” both of which target a youthful and active demographic segment. Our “EN” television campaign featured fifteen different 15-second commercials, deployed to air in the front and back end of a standard commercial break. In the 2005 Super Bowl we aired a new 30-second advertisement. For the four-week period ended February 20, 2005, most of which followed our Super Bowl advertisement, IRI reported a 56% increase in total sales of Emerald products over the prior four-week period, driving the Emerald brand share of the U.S. branded snack nut market up 40%, to a share of 4.2%.
          We also design and provide point-of-purchase displays and product dispensers for use by our retail customers. These displays, and other shelving and pegboard displays, help ensure that our products are promoted in a consistent, eye-catching manner. They also enable us to make our products available for sale in multiple locations in a store, often outside of the baking and snack aisles, thus increasing sales opportunities.
          Our public relations and event sponsorship efforts are an important component of our overall marketing and brand awareness strategy. Our public relations efforts include distribution of free consumer publications designed to educate consumers about diet, health and the convenience and versatility of nuts as both a snack and recipe ingredient. We also conduct news media outreach programs and use our websites for product promotion and consumer entertainment. We offer samples and reach out to health-oriented consumers by sponsoring athletic events such as marathons, other running events and a college football bowl game, the Emerald Bowl. In addition to our marketing efforts related to sporting events, we have been the official nut supplier to the U.S. Olympic team for the past five years. We believe that these sponsorship and marketing efforts enable us to broaden the appeal of our products, particularly our Emerald of California brand snack nuts, to a younger demographic segment through product trial than is typically associated with our culinary product line.
          Promotional activities associated with our ingredient products include attending regional and national trade shows, trade publication advertising and customer-specific marketing efforts. These promotional efforts highlight our commitment to quality assurance, our processing and storage capabilities and product customization. We enter into co-branding arrangements with customers, such as Keeblers, Old Colony Baking and Pillsbury, where the producer of another branded product indicates on the package that Diamond of California brand products are an ingredient. We expect to pursue similar promotional opportunities as part of our overall marketing strategy going forward.
Sales and Distribution
          We market our consumer products through our sales personnel directly to large, national grocery store and drug store chains. Our sales department also oversees a network of over 176 independent brokers and various independent distributors and suppliers to regional grocery store chains and convenience stores.
          We distribute our products from our California, Alabama and Illinois production facilities, and from leased warehouse and distribution facilities located in California, Colorado, Florida, Georgia, Illinois, Indiana, Massachusetts, New Jersey, New York, Pennsylvania and Texas. Our sales administration and logistics department manages the administration and fulfillment of customer orders. The majority of our products are shipped from our production, warehouse and distribution facilities by contract and common carriers.
Product Development and Production
          We develop our products through an arrangement with Mattson & Company, an independent food product development firm. This arrangement enables us to use top-quality talent to develop innovative products quickly, particularly for our snack nut product line, while minimizing product development costs.

Our management team works closely with Mattson & Company throughout all phases of new product development. Development of a new product typically takes approximately 3 to 9 months from inception of the idea to the time when the product is first made available for retail sale.
          Once new products have been identified and developed, our internal production staff manages the process from inception to large-scale production and is responsible for consistently delivering to market high-quality products. We process and package most of our products at our Stockton, California, Robertsdale, Alabama and Lemont, Illinois facilities. We also use third parties to process and package a portion of our products when demand requirements for our products warrant.
Competition
          We operate in a highly competitive environment. Our products compete against food and snack products sold by many regional and national companies, some of which are larger and have greater resources than we have. We also compete for presence on the shelf space of retail grocers, mass merchandisers and club stores. As these retailers consolidate, the number of customers and potential customers declines and their purchasing power increases. As a result of the consolidation among national retailers, there is greater pressure to manage distribution capabilities in ways that increase efficiency for these large retailers, especially on a national scale. In general, competition in our markets is based on product quality, price, brand recognition and loyalty. Through the combination of the strength of our brands, our product differentiation and multiple sales and distribution channels, we believe that we compete effectively in each of these categories. Our principal competitors are national nut distributors, such as Planters and J.B. Sanfilippo, and regional and international food suppliers.
Raw Materials and Supplies
          We obtain nuts from domestic and international sources. Following the conversion, we will purchase the majority of our walnuts from growers that have entered into long-term supply contracts, and we will continue to purchase all of our other nut requirements from other nut processors on the open market. In the year ended July 31, 2004, all of the walnuts, peanuts and almonds we obtained were grown in the United States. We obtain all of our walnuts directly from growers located in California; we purchase other nuts from importers and domestic processors. A portion of our supply of hazelnuts and pecans were grown in the United States. We import Brazil nuts from Brazil, cashew nuts from India, Africa, Brazil and Southeast Asia, hazelnuts from Turkey, pecans from Mexico and pine nuts from China. In the year ended July 31, 2004, approximately 15.9% of our nut purchases other than walnuts were from international sources.
          We believe that we will be able to procure an adequate supply of raw materials for our products in the future, although the availability and cost of raw materials for the production of our products are subject to crop size and yield fluctuations and changes in governmental regulation.
          We purchase from third parties all other supplies used in our business, including roasting oils, seasonings, plastic containers, foil bags, labels and other packaging materials. We believe that each of these supplies is available from multiple sources and that our business is not materially dependent upon any individual supplier relationship.
Trademarks and Patents
          We market our products primarily under the Diamond of California and Emerald of California brands, which are registered as trademarks with the U.S. Patent and Trademark Office as well as in various other jurisdictions. Our agreement with Blue Diamond Growers limits our use of the Diamond of California brand in connection with our marketing of snack nut products. We also own two U.S. patents of various durations related to our processing methods. While these patents are an important element of our success, our business as a whole is not materially dependent on either one of them. We expect to continue to renew for the foreseeable future those trademarks that are important to our business.

Seasonality
          We experience seasonality in our business. Demand for walnut and other nut products is highest during the months of October, November and December. We purchase walnuts, pecans and almonds, our principal raw materials, between August and February, and process them throughout the year until the following harvest. As a result of this seasonality, our personnel, working capital requirements and inventories peak during the last four months of the calendar year. We experience seasonality in capacity utilization at our Stockton, California facility associated with the annual harvest during the last four months of the calendar year.
Employees
          As of April 30, 2005, we had 653 full-time employees, consisting of approximately 484 production and distribution employees, 150 corporate staff employees and 19 sales employees. Our labor requirements typically peak during the last quarter of the calendar year, when we generally use temporary labor to supplement our full-time work force. Our production and distribution employees in the Stockton, California plant are members of the International Brotherhood of Teamsters. We recently entered into a new five-year collective bargaining agreement with these employees that expires in March 2010. We consider our relations with our employees to be good.
Properties
          We own all of our principal offices and facilities. Our headquarters and principal production facilities are located on 70 acres in Stockton, California. This facility consists of approximately 635,000 square feet of office and production space and 120,000 square feet of refrigerated storage space. Our two other principal production facilities are located in Robertsdale, Alabama and Lemont, Illinois, consisting of 55,000 and 40,000 square feet office and production space and 15,000 and 12,000 square feet of refrigerated storage space. We also lease warehousing facilities in California, Colorado, Florida, Georgia, Illinois, Indiana, Massachusetts, New Jersey, New York, Pennsylvania and Texas.
          We believe that our facilities are generally well maintained and are in good operating condition, and will be adequate for our needs in the foreseeable future.
Legal Proceedings
          We are not a party to any material legal proceedings.

MANAGEMENT
Directors and Executive Officers
          The following table presents information about our directors and executive officers as of the effectiveness of this offering.

			Director
Name	Age	Position	Since

Michael J. Mendes	42	President, Chief Executive Officer and Director	2005
Gary K. Ford	50	Chief Operating Officer, Executive Vice President	—
Seth Halio	43	Chief Financial Officer, Executive Vice President	—
Samuel J. Keiper	54	Vice President, Grower Relations and Corporate Affairs	—
Laurence M. Baer(1)	48	Director	*
John J. Gilbert	62	Director	1996†
Robert M. Lea	62	Director	1993†
Dennis Mussell(1)(2)(3)	63	Director	*
Steven M. Neil(1)	53	Director	*
Joseph P. Silveira	58	Director	2002†
Glen C. Warren, Jr.(2)(3)	49	Director	*
Robert J. Zollars(2)(3)	47	Director	*

*	Membership on the board of directors of Diamond Foods to begin upon the completion of this offering.

†	Indicates service as a member of the board of directors of Diamond Growers only.

(1)	Audit Committee member.

(2)	Compensation Committee member.

(3)	Nominating and Governance Committee member.
          Michael J. Mendes has served as our President and Chief Executive Officer since 1998. From 1991 to 1994 and from 1995 to 1998, Mr. Mendes served in various sales and marketing positions at Diamond Growers, including most recently as our Vice President of International Sales and Marketing. Prior to joining Diamond Growers, Mr. Mendes served as Manager of International Marketing of the Dole Food Company from 1989 to 1991. He holds a B.S. from the California Polytechnic State University, San Luis Obispo, and an M.B.A. from the Anderson School of Management at the University of California, Los Angeles.
          Gary K. Ford has served as our Executive Vice President and Chief Operating Officer since 1998. Mr. Ford served as general manager of the in-shell nut division of Sun-Diamond Growers of California, a cooperative joint venture, from 1995 to 1998. From 1992 to 1995, Mr. Ford served as General Manager of Metz Baking Company, and from 1979 to 1992, he served in various management capacities at PepsiCo, Inc.’s Frito-Lay division. He holds a B.S. from William Carey College and an M.B.A. from Georgia College and State University.
          Seth Halio has served as our Executive Vice President and Chief Financial Officer since January 2005. From July 2002 to January 2005, Mr. Halio served in various senior financial management positions at Ocular Sciences, Inc., a contact lens manufacturer, including Corporate Controller and Director of Finance. From 1997 to April 2002, he served in various capacities with Spectra-Physics, Inc., a manufacturer of lasers, including most recently as Vice President, Finance. Earlier in his career, Mr. Halio spent over eight years with Ernst & Young LLP. Mr. Halio holds a B.S. from Bucknell University.
          Samuel J. Keiper has served as our Vice President of Grower Relations and Corporate Affairs, since 1994 and as our Director of Member Services from 1992 to 1994. Prior to joining Diamond Growers in 1987, Mr. Keiper owned and operated a diversified farming company. He holds a B.S. from the University of California, Davis.
          Laurence M. Baer has served as Executive Vice President of the San Francisco Giants Baseball Club since 1992 and as its Chief Operating Officer since 1996. From 1990 until 1992, he served as Assistant to the Chairman of CBS, Inc., a media and entertainment corporation. Mr. Baer holds a B.A. from the University of California, Berkeley, and an M.B.A. from Harvard Business School.
          John J. Gilbert has served as the Chairman of the Diamond Growers board of directors since 1996. Since 1983, Mr. Gilbert has been the owner and President of Gilbert Orchards and Rio Oso Groves, Inc., each of which is a family corporation focusing on walnuts. He holds a B.S. from California Polytechnic State University, San Luis Obispo.
          Robert M. Lea has served as a member of the Diamond Growers board of directors since 1993. Since November 2004, Mr. Lea has practiced law as a sole practitioner. From January 2004 to November 2004, Mr. Lea served as the Managing Partner of Lea and Shepherd, a law firm. From 1984 to December 2003, he was a partner of Lea & Arruti, a law firm specializing in business litigation. Mr. Lea holds a B.A. from the University of California, Davis and a J.D. from the University of California, Berkeley, School of Law (Boalt Hall).
          Dennis Mussell is the retired former President and Chief Executive Officer of Chicken of the Sea International, a packaged seafood company, after serving from August 1997 until January 2005. Prior to holding this position, he served in various senior capacities with Van Camp Seafood Company, Inc., the predecessor corporation to Chicken of the Sea International, including most recently Chief Operating Officer. Mr. Mussell has extensive work experience in the packaged food industry. He holds a B.S. from Southwest Missouri State University.
          Steven M. Neil has served as Vice President and Chief Financial Officer of The Cooper Companies, Inc., a company that manufactures specialty healthcare products, since January 2005. From July 2003 to January 2005, he served as Executive Vice President, Chief Financial Officer and Secretary of Ocular Sciences, Inc., a contact lens company. From October 1997 to June 2003, he was Executive Vice President, Finance, Chief Financial Officer, Treasurer and Secretary of Sola International, a marketer of eye glass lenses. He holds a B.A. from the University of California, Santa Barbara, and an M.B.A. from the Anderson School of Management at the University of California, Los Angeles.
          Joseph P. Silveira has served as a member of the Diamond Growers board of directors since June 2002. Since 1994, Mr. Silveira has served as President of Farmland Management Services, Inc., directing property acquisitions, operations, leases and sales. He holds a B.S. from California Polytechnic State University, San Luis Obispo.
          Glen C. Warren, Jr. has served as President, Chief Financial Officer and a director of Antero Resources Corporation, a natural gas exploration and production company, since June 2002. Prior to joining Antero Resources Corporation, he served as a Managing Director of Concert Energy Advisors, a consulting firm to energy companies, from November 2001 to December 2002. From 1998 to March 2001, Mr. Warren served as Chief Financial Officer, Executive Vice President and a member of the Board of Directors of Pennaco Energy, Inc., an energy exploration and production company, from 1998 to March 2001. From 1989 to 1998, he was an investment banker with Dillon, Read & Co., Inc., Kidder, Peabody & Co. Incorporated and Lehman Brothers Inc. Mr. Warren holds a B.A. from the University of Mississippi, a J.D. from the University of Mississippi School of Law and an M.B.A. from the Anderson School of Management at the University of California, Los Angeles.

          Robert J. Zollars has served as Chairman of the board of directors and Chief Executive Officer of Neoforma, Inc., a provider of supply chain management solutions for the healthcare industry, since July 1999, and also served as its President from July 1999 to January 2001. From 1997 to July 1999, he served as Executive Vice President and Group President of Cardinal Health, Inc., a healthcare products and services company. Earlier in his career, while employed at Baxter International, a healthcare products and services company, Mr. Zollars served as President of a dietary products joint venture between Baxter International and Kraft General Foods. He holds a B.S. from Arizona State University and an M.B.A. from John F. Kennedy University.
          Each of our executive officers will serve in his office until he resigns or is removed from office. There are no family relationships among any of our directors and executive officers.
Board of Directors Composition
          We have nine authorized directors. Upon the effectiveness of this offering, the Diamond Foods board of directors will consist of Mr. Baer, Mr. Gilbert, Mr. Lea, Mr. Mendes, Mr. Mussell, Mr. Neil, Mr. Silveira, Mr. Warren and Mr. Zollars.
          Effective upon the effectiveness of this offering, our certificate of incorporation and bylaws will divide our board of directors into three classes:

•	Class I directors, whose terms will expire at the first annual meeting of stockholders held after this offering;

•	Class II directors, whose terms will expire at the second annual meeting of stockholders held after this offering; and

•	Class III directors, whose terms will expire at the third annual meeting of stockholders held after this offering.
          At each annual meeting of stockholders after the initial classification, the successors to directors whose terms have expired will be elected to serve from the time of their election and qualification until the third annual meeting following their election. The Class I directors will be Mr. Mendes, Mr. Baer and Mr. Silveira, the Class II directors will be Mr. Mussell, Mr. Warren and Mr. Lea; and the Class III directors will be Mr. Zollars, Mr. Neil and Mr. Gilbert.
          Effective upon the effectiveness of this offering, our bylaws will provide that the authorized number of directors may be changed only by resolution of the board of directors, and our bylaws will provide that the authorized number of directors may be set by our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.
          This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. See “Description of Capital Stock — Anti-Takeover Provisions — Certificate of Incorporation and Bylaw Provisions.”
Director Independence and Qualifications
          The board of directors has determined that each of Mr. Baer, Mr. Mussell, Mr. Neil, Mr. Warren and Mr. Zollars is an “independent director” as defined in Rule 4200 of the Marketplace Rules of The Nasdaq Stock Market, a “non-employee director” as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, and an “outside director” as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986. The members of the Audit Committee also meet the independence requirements of Rule 4350(d)(2)(A) of the Marketplace Rules of The Nasdaq Stock Market.

Committee Composition
          Our board of directors has established three standing committees — the audit committee, the compensation committee and the nominating and governance committee.
          Audit Committee. The audit committee will review and evaluate our financial statements, accounting practices and internal audit and control functions, select our independent auditors and review the results and scope of the audit and other services provided by our independent auditors. After completion of this offering, the members of our audit committee will be Mr. Baer, Mr. Mussell and Mr. Neil, with Mr. Neil serving as chairman of the committee. The board of directors has determined that Mr. Neil qualifies as an “audit committee financial expert” as defined by the rules of the SEC.
          Compensation Committee. The compensation committee will review and determine the compensation and benefits of our officers and directors. After completion of this offering, the committee also will administer our equity compensation and employee benefits plans and review general policies relating to compensation and benefits. The members of our compensation committee will be Mr. Mussell, Mr. Warren and Mr. Zollars, with Mr. Zollars serving as chairman of the committee.
          Nominating and Governance Committee. The nominating and governance committee will make recommendations to our board of directors concerning candidates for election to our board of directors and other corporate governance related matters. After completion of this offering, the members of our nominating and governance committee will be Mr. Mussell, Mr. Warren and Mr. Zollars, with Mr. Warren serving as chairman of the committee.
Compensation Committee Interlocks and Insider Participation
          None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers serves or in the past has served as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving on our board of directors or our compensation committee.
Grower Executive Council
          Upon completion of the conversion, we will form the Grower Executive Council, an advisory board to the company. The initial members of the Grower Executive Council will be Carl A. Cilker, Jeffrey J. Colombini, Robert L. Driver, Gary E. Hester, Jerry K. Moore, Earl Perez, Michael M. Petz, David E. Skinner, William L. Tos, Jr. and William C. Waggershauser, each of whom is currently a member of the Diamond Growers board of directors. The Grower Executive Council will assist us in the effective transition of our business from a cooperative business to a corporation and will have three primary roles after the conversion:

•	provide counsel concerning the Diamond Foods walnut grading system and overall grower support and service;

•	serve on industry boards and committees on behalf of Diamond Foods; and

•	serve as a representative for Diamond Foods in government affairs.
          Upon becoming a member of the Grower Executive Council, each member will be awarded a number of shares of restricted stock determined by dividing $10,000 by the fair market value of a share of our common stock on the date of the award (estimated to be $15.00 in the case of our initial non-employee directors). All such awards will be under the 2005 Equity Incentive Plan. The restricted stock awards will vest, and our right to repurchase those shares will lapse, over the two-year period beginning with the date on which the shares are awarded, with one-half of the shares vesting each anniversary of the date they are awarded, provided the member remains in continuous service as a member through each such date. In addition, each restricted stock grant will become fully vested and exercisable if we are acquired prior to or at the director’s termination of service.

Director Compensation
          Our non-employee directors are compensated for their services as directors and are reimbursed for their reasonable expenses in attending board and board committee meetings. Prior to this offering, our non-employee directors were paid $500 per meeting, and we paid an annual retainer of $45,000 to the Chairman of the Board of Directors. Prior to the initial public offering, Mr. Neil and Mr. Zollars were paid $1,000 per Diamond Growers board meeting they attended, and $1,000 per month for services as advisory members of the board.
          Following the completion of this offering, our non-employee directors will receive an annual retainer, meeting fees and stock option awards. The annual retainer will be $18,000 and meeting fees will be $2,000 for each board of directors meeting attended. In addition, the Chairman of the Board of Directors and the chair of each committee of the board will receive an additional annual retainer and each committee member will be paid committee meeting fees. The additional retainer for the Chairman of the Board of Directors and the audit committee chair will be $5,000. The additional retainer for the compensation committee chair and nominating committee chair will be $2,500. Committee meeting fees will be $500 for each board committee meeting attended. In addition, all of our directors will be reimbursed for their reasonable expenses in attending board and board committee meetings.
          Upon becoming a member of the Diamond Foods board of directors, each non-employee director will be awarded a number of shares of restricted stock determined by dividing $120,000 by the fair market value of a share of our common stock on the date of the award (estimated to be $15.00 in the case of our initial non-employee directors), and granted an option to purchase 10,000 shares of common stock under our 2005 Equity Incentive Plan at the fair market value at the time of the award (estimated to be $15.00 per share in the case of our initial non-employee directors). On each anniversary of the date each eligible non-employee director received his or her initial stock option grant to purchase 10,000 shares, the director will automatically be granted an additional option to purchase 10,000 shares at the then-current fair market value, if he or she has served continuously as a member of the board for at least one year. All such awards will be under the 2005 Equity Incentive Plan. The shares of restricted stock will be awarded for a purchase price of $0.001 per share and will vest, and our right to repurchase those shares will lapse, over the three-year period beginning with the date on which the shares are awarded, with one-third of the shares vesting on each anniversary of the date they are awarded, provided the non-employee director remains in continuous service as a director or consultant through each such date. All options will have ten-year terms and will terminate six months following the date the director ceases to be one of our directors or consultants or 12 months following that date, if the termination is due to death or disability. Each option will vest and become exercisable on the one-year anniversary of the date of grant, provided the director remains in continuous service as a director or consultant through that date. In addition, each restricted stock grant and option will become fully vested and exercisable if we are acquired prior to or at the director’s termination of service.

Executive Compensation
          The following table presents compensation information for the year ended July 31, 2004 awarded to, earned by, or paid to our chief executive officer and all of our other executive officers at that date whose salary and bonus for the year ended July 31, 2004 were more than $100,000. We refer to these executives as our named executive officers.
Summary Compensation Table

	2004 Annual Compensation

			Other		Long Term
			Annual		Incentive	All Other
Name and Principal Position	Salary	Bonus	Compensation		Program	Compensation

Michael J. Mendes,
President and Chief Executive Officer	$400,000	$400,000	$165,512	(1)	$100,000	$255,577	(2)
Gary K. Ford,
Chief Operating Officer and Executive Vice President	200,605	127,226	16,956	(3)	25,076	30,896	(4)
Michael P. Riley,
Former Vice President and Chief Financial Officer	177,671	131,244	18,335	(5)	12,030	—
Samuel J. Keiper,
Vice President, Grower Relations and Corporate Affairs	141,371	57,255	13,603	(6)	8,836	—

(1)	Represents $137,594 in retirement plan contributions, $8,086 in health insurance premiums, $5,000 in 401(k) plan contributions, $4,810 in club membership dues, $7,326 in medical expense reimbursements, $1,784 for personal use of a company automobile and $912 in life insurance premiums.

(2)	Represents $197,939 in relocation costs and $57,638 in unused vacation time disbursements.

(3)	Represents $8,086 in health insurance premiums, $4,161 in 401(k) plan contributions, $3,133 in medical expense reimbursements, $1,119 for personal use of a company automobile and $457 in life insurance premiums.

(4)	Represents $30,896 in unused vacation time disbursements.

(5)	Represents $8,086 in health insurance premiums, $3,995 in 401(k) plan contributions, $2,315 in medical expense reimbursements, $3,500 for personal use of a company automobile and $439 in life insurance premiums paid.

(6)	Represents $8,086 in health insurance premiums, $2,916 in 401(k) plan contributions, $898 in medical expense reimbursements, $1,381 for personal use of a company automobile and $322 in life insurance premiums.
Long-Term Incentive Program
          In November 2003, Diamond Growers adopted a Long-Term Incentive Program, pursuant to which Diamond Growers agreed to pay compensation based on multi-year corporate performance, measured in terms of the amount by which patronage net proceeds per pound paid to growers exceeded the CASS field price per pound by one cent or more. For each cent the price paid to growers exceeded the field price, to a maximum of five cents, 5% of the maximum bonus for the year is earned (i.e., a maximum of 25% can be earned each year, for a maximum of 100% for any four-year period). Each year, the percentage achievement for the most recent four years is aggregated and multiplied by the applicable percentage of base salary for each executive officer — 100% for the chief executive officer, 50% for the two next most senior officers (currently our chief financial officer and chief operating officer), and 25% for other executives. For fiscal 2004, we assigned zero credit for award calculation to the preceding three years. We plan to terminate this program beginning August 1, 2005.

Pension Plans
          The following table shows the estimated annual benefits payable upon retirement to Diamond Growers employees in the United States under the Diamond of California Management Pension Plan if taken during the plan year from August 1, 2004 through July 31, 2005.
Estimated Annual Retirement Benefits(1)

	Years of Service
Highest Five-Year
Average Compensation(2)	5	10	15	20	25	30	35	40

$150,000	$13,520	$27,039	$40,559	$54,078	$67,598	$81,117	$94,637	$106,637
250,000	18,745	37,489	56,234	74,978	93,723	112,467	131,212	147,612
350,000	18,745	37,489	56,234	74,978	93,723	112,467	131,212	147,612
450,000	18,745	37,489	56,234	74,978	93,723	112,467	131,212	147,612
550,000	18,745	37,489	56,234	74,978	93,723	112,467	131,212	147,612

(1)	We also maintain the Diamond Walnut Growers Retirement Restoration Plan in which Mr. Mendes is the sole participant. This supplemental plan provides benefits that are additional to the benefits under the Diamond of California Management Pension Plan. Based on the respective incremental years of service shown in the table above and assuming the applicable average compensation to be $550,000 (for lesser average compensation amounts the benefit would be reduced from the following figures), Mr. Mendes would receive a benefit from this supplemental plan as follows: (5 years) $64,441; (10 years) $128,883; (15 years) $193,324; (20 years) $192,893; (25 years) $198,279; (30 years) $237,935; (35 years) $277,591; (40 years) $319,021. These benefits under this plan are calculated as a single life annuity with a guaranteed 10-year term. Normal retirement age is age 60.

(2)	No more than $205,000 for the plan year from August 1, 2004 to July 31, 2005 (as adjusted from time to time by the Internal Revenue Service) of cash compensation may be taken into account in calculating benefits payable under the Diamond of California Management Pension Plan.
          The covered compensation under the plans described above for each of the named executive officers is the average of the five highest base salaries paid in the ten years ending on the date of retirement. Covered compensation is generally limited to base salary which corresponds to amounts shown in the “Salary” column of the Summary Compensation Table. However, if retirement were to occur during the period 2005 through 2013, then the calculation of covered compensation will include bonuses paid prior to August 2003 (compensation corresponding to such bonus amounts is reported in the “Bonus” column of the Summary Compensation Table). The Diamond of California Management Pension Plan also provides an alternate formula that could in some circumstances provide some individuals with a higher benefit than that shown in the table above for a given level of compensation. The application of this formula is limited to persons with service prior to August 1, 2003.
          Named executive officers included in the Summary Compensation Table have currently been credited with the following years of service: Mr. Mendes, 12 years; Mr. Ford, 9 years; and Mr. Keiper, 18 years.
          Retirement benefits in the table shown above are payable at normal retirement age (the later of age 65 or attainment of five years of service) in the form of a single life annuity (other optional forms of payment are available). The benefits listed in the table above are not subject to reduction for Social Security.
          Mr. Mendes is the sole participant in our Long Term Incentive Compensation Program. This is an arrangement, which we established in 2001 and amended in 2005, funded from our general assets, that in some circumstances provides Mr. Mendes an annual benefit over 10 years. Payment of the benefit may commence as early as age 50, but shall commence no later than at age 65. Annual benefits are determined pursuant to the following formula: Each year one-tenth of $1,000,000 plus additions to this amount (commencing January 2002) at a rate equal to the greater of (i) 7% and (ii) the rate payable on 10-year government bonds, as determined on each anniversary, plus 150 basis points. Assuming retirement at age 65 and the 7% compounding rate, Mr. Mendes will receive $463,986 each year over a 10-year period, with the last payment paid at age 74.
Employment Contracts, Termination of Employment and Change-in-Control Arrangements
          Michael J. Mendes. Our employment agreement with Mr. Mendes, dated March 25, 1997, provides for an initial annual salary and eligibility for standard benefits and bonus programs. Mr. Mendes’ current annual salary is $450,000, and his maximum bonus under our Management Performance Incentive Program is 100% of base salary. This agreement continues until it is terminated by Mr. Mendes or us, and Mr. Mendes is required to provide 60 days written notice of his termination. If we terminate Mr. Mendes without cause, he is entitled to continuation of his salary and health, dental and vision insurance benefits for up to 12 months, and we have agreed to provide him with up to $10,000 in outplacement services. If we terminate Mr. Mendes’ employment without just cause, the entire amount accrued under our Long Term Incentive Compensation Program for Mr. Mendes will be distributed to him.
          Gary K. Ford. Mr. Ford’s current annual salary is $220,666, and his maximum bonus under our Management Performance Incentive Program is 70% of his base salary. Mr. Ford’s employment is at will and may be terminated at any time, with or without formal cause.
          Seth Halio. Our offer letter to Mr. Halio, dated October 11, 2004, provides for an initial annual salary and eligibility for our standard benefits programs and our bonus programs. Mr. Halio’s current annual salary is $210,000, and his maximum bonus under our Management Performance Incentive Program is 70% of his base salary. Mr. Halio’s employment is at will and may be terminated at any time, with or without formal cause.
          Samuel J. Keiper. Mr. Keiper’s current annual salary is $147,026, and his maximum bonus under our Management Performance Incentive Program is 50% of his base salary. Mr. Keiper’s employment is at will and may be terminated at any time, with or without formal cause.
          Management Performance Incentive Program. The Management Performance Incentive Program consists of a profit sharing component and a goal achievement component. Under the profit sharing component, a payout is triggered when our adjusted crop return exceeds the independent field price by $0.01 per pound. Under the goal achievement component, at the beginning of each year, our board of directors establishes for each executive officer strategic goals and objectives associated with enhancing our profitability and long-term viability. At the end of the year, participants are evaluated by our board of directors and awarded a bonus based on this evaluation and their base salary.
          Acceleration of vesting and severance payments upon a change of control. We have entered into change-of-control agreements with our executive officers. Under these agreements, if we sell all or substantially all of our assets, complete a merger after which our stockholders before the merger do not own more than 50% of the surviving or successor entity’s outstanding voting securities after the merger, or any person or entity acquires 50% or more of our outstanding voting securities, and then after such change of control either the surviving or successor entity terminates the executive officer without cause (as defined below) or the executive officer terminates his employment for good reason (as defined below), then the vesting of the executive officer’s restricted stock and stock options will accelerate and the executive will become entitled to receive severance payments equal to a multiple of his current year salary and maximum bonus. The multiple is three times for Mr. Mendes, Mr. Ford and Mr. Keiper and two times for Mr. Halio.
          Under these agreements, the term “cause” means termination of employment due to the officer’s willful and continued failure to perform his or her duties to the company or its successor after we (or our successor or the surviving entity) deliver a written demand for substantial performance to the officer provided that this demand specifically identifies how we (or our successor or the surviving entity) believe that the officer has not substantially performed his or her or her duties, or the officer’s conviction of or plea of guilty or nolo contendere to felony criminal conduct.

          Under these agreements, the term “good reason” means in each case without the officer’s consent or waiver: a material diminution of the officer’s duties or authority with Diamond Foods, or the assignment of duties and responsibilities inconsistent with his or her status at Diamond Foods, as of the date of the change of control; a reduction in base salary or material reduction in benefits as of the date of the change in control without the express written consent of the officer; any breach by us of any of our material obligations under our agreements with the officer; or a reassignment that requires the officer to move his or her principal work location more than 50 miles from our principal office in Stockton, California.
Employee Benefit Plans and Option Grants

Equity Grants to Executive Officers
          Upon the date of this prospectus, we expect to grant awards of restricted stock and options to our executive officers in the following amounts: Michael J. Mendes, 253,333 shares of restricted stock and options to purchase 253,333 shares; Gary K. Ford, 95,000 shares of restricted stock and options to purchase 95,000 shares; Seth Halio, 82,333 shares of restricted stock and options to purchase 95,000 shares; and Samuel J. Keiper, 31,667 shares of restricted stock and options to purchase 31,667 shares. The shares of restricted stock will be awarded to these individuals for a purchase price of $0.001 per share and will vest, and our right to repurchase those shares will lapse, over the 36-month period beginning on the date of this prospectus, with one-third of the shares vesting every 12 months from the date they are awarded, provided the executive officer remains in continuous service as an employee or consultant through each such date. The shares of restricted stock and options will be granted under our 2005 Equity Incentive Plan, with the options having an exercise price per share equal to the initial public offering price. All options will have ten-year terms and will terminate three months following the date the executive officer ceases to be an employee or consultant or 12 months following that date, if the termination is due to death or disability. Each option will vest and become exercisable as to one-third of the shares on the first anniversary of the date of grant, and the remainder will vest and become exercisable ratably over the following 24-month period, provided the executive officer remains in continuous service as an employee or consultant through each such date.

2005 Equity Incentive Plan
          Our 2005 Equity Incentive Plan authorizes the award of options, restricted stock, stock bonuses, restricted stock units and stock appreciation rights.
          Our 2005 Equity Incentive Plan is administered by the compensation committee of our board of directors, each member of which is an outside director as defined under applicable federal tax laws. Our compensation committee has the authority to interpret this plan and any agreement entered into under the plan, grant awards and make all other determinations for the administration of the plan.
          Our 2005 Equity Incentive Plan provides for the grant of both incentive stock options that qualify under Section 422 of the Internal Revenue Code and nonqualified stock options. Incentive stock options may be granted only to our employees or employees of any of our subsidiaries. Nonqualified stock options, and all awards other than incentive stock options, may be granted to our employees, officers, directors, consultants, independent contractors and advisors and those of any of our subsidiaries. However, consultants, independent contractors and advisors are only eligible to receive awards if they render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of the fair market value of our common stock on the date of grant.
          Restricted stock awards are offers to sell shares of our common stock that are subject to restrictions in accordance with terms and conditions established by the compensation committee. The compensation committee will determine the period of restriction and the number of shares of restricted stock granted to any director, employee or consultant. The compensation committee may impose whatever conditions to vesting it determines to be appropriate. For example, the compensation committee may set restrictions based on the achievement of specific performance goals. Holders of restricted stock may exercise voting rights and receive dividends with respect to those restricted shares, unless the compensation committee determines otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.
          Stock bonuses allow the recipient to receive shares that carry voting rights and are eligible for dividends at the same level as other holders of our common stock, but which may be subject to vesting and other restrictions.
          Restricted stock units allow the recipient to receive, on a date after the date of grant, cash or shares of our stock (that may be subject to additional vesting) on conditions determined by our compensation committee. Stock units may provide for “dividend equivalent units” to account for dividends made prior to settlement, but never provide for voting rights until settled in shares. Settlement may be made in a lump sum or in installments.
          Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The compensation committee determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the appreciation in cash or with shares of our common stock, or a combination thereof.
          The maximum term of options that we may grant under our 2005 Equity Incentive Plan is ten years, and the maximum term of stock appreciation rights is seven years. Awards granted under this plan are personal to the recipient and may not be transferred in any manner other than by will or by the laws of descent and distribution. Our compensation committee may allow exceptions to this restriction for awards that are not incentive stock options. Our 2005 Equity Incentive Plan provides that options expire immediately upon termination for cause of the holder’s service to us or to a parent or subsidiary of ours, three months if termination is for another reason other than death or disability, six months if the termination is due to disability, or twelve months if the termination is due to death. In the event of a liquidation, dissolution or change in control transaction, any outstanding awards may be assumed or substituted by the successor company. Awards that are not assumed or substituted will become fully vested (and exercisable, if applicable) prior to the consummation of the transaction; any options or other awards not exercised prior to the consummation of the transaction will expire unless otherwise determined by our board.
          As of April 30, 2005, no options to purchase shares of our common stock were outstanding under this plan. We plan to grant under this plan 606,460 shares of restricted stock, and options to purchase 1,042,720 shares of common stock, to our directors, former directors, executive officers and employees upon effectiveness of this offering. We have initially reserved 2,500,000 shares of our common stock for issuance under the 2005 Equity Incentive Plan. The number of shares of our common stock available for issuance under the plan will increase automatically on August 1 of each year (starting in 2006 and continuing through 2014) by an amount equal to 2% of our total outstanding shares as of the immediately preceding July 31.
          Shares available for grant and issuance under our 2005 Equity Incentive Plan include:

•	shares of our common stock issuable upon exercise of an option granted under this plan that expires, is terminated or cancelled before the option is exercised;

•	shares of our common stock subject to awards granted under this plan that are forfeited or that we repurchase at the original issue price; and

•	shares of our common stock subject to other awards granted under this plan that otherwise terminate without shares being issued.
          The 2005 Equity Incentive Plan provides for automatic grants of restricted stock and options to non-employee directors, as discussed above under “— Director Compensation.” During any calendar year, no person will be eligible to receive more than 1,000,000 shares, or 2,000,000 shares in the case of a new employee, under our 2005 Equity Incentive Plan. Our board of directors may, at any time, terminate or amend the 2005 Equity Incentive Plan, but any amendment that would require stockholder approval pursuant to the Internal Revenue Code or the Exchange Act will not be effective without such approval. Our 2005 Equity Incentive Plan will terminate in 2015, unless it is terminated earlier by our board of directors.
          Under section 162(m) of the Internal Revenue Code, a public company generally may not deduct compensation in excess of $1 million paid to its chief executive officer and the four next most highly compensated executive officers. Until the annual meeting of our stockholders in 2009, or until the 2005 Equity Incentive Plan is materially amended, if earlier, awards granted under the plan will be exempt from the deduction limits of section 162(m). In order for awards granted after the expiration of such grace period to be exempt, the plan must be amended to comply with the exemption conditions and be resubmitted for approval by our stockholders.

2005 Employee Stock Purchase Plan
          The 2005 Employee Stock Purchase Plan is designed to enable eligible employees to purchase shares of our common stock at a discount on a periodic basis. Our compensation committee administers the 2005 Employee Stock Purchase Plan. Our employees generally are eligible to participate in this plan if they are employed by us, or a subsidiary of ours that we designate, for more than 20 hours per week and more than five months in a calendar year. Our employees are not eligible to participate in our 2005 Employee Stock Purchase Plan if they are 5% stockholders or would become 5% stockholders as a result of their participation in the plan. Under the 2005 Employee Stock Purchase Plan, eligible employees may acquire shares of our common stock through payroll deductions, or through a single lump sum cash payment in the case of the first offering period. Our eligible employees may select a rate of payroll deduction between 1% and 15% of their cash compensation. For the first offering period, employees will be automatically granted an option based on 15% of their cash compensation during the first purchase period. An employee’s participation in this plan will end automatically upon termination of employment for any reason. In the event of a change in control transaction, this plan and any offering periods that commenced prior to the closing of the proposed transaction will terminate on the closing of the proposed transaction and the final purchase of shares will occur on that date, unless otherwise provided by our compensation committee.
          No participant will be able to purchase shares having a fair market value of more than $25,000, determined as of the first day of the applicable offering period, for each calendar year in which the employee participates in the 2005 Employee Stock Purchase Plan. Except for the first offering period, each offering period will be for one year and will consist of two six-month purchase periods. The first offering period will begin on the closing of this offering and will end on November 30, 2006. The first offering period will consist of up to three purchase periods, each of which may be more or less than six months long. After that, the offering periods will begin on December 1 and June 1 of each year. The purchase price for shares of our common stock purchased under the 2005 Employee Stock Purchase Plan will be 85% of the lesser of the fair market value of our common stock on the first day of the applicable offering period or the last day of each purchase period. Our compensation committee has the power to change the starting date of any later offering period, the purchase date of a purchase period and the duration of any offering period or purchase period without stockholder approval if this change is announced before the relevant offering period or purchase period. Our 2005 Employee Stock Purchase Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code.
          We have initially reserved 400,000 shares of our common stock for issuance under the 2005 Employee Stock Purchase Plan. The number of shares available for issuance under the plan will increase automatically on August 1 each year, starting in 2007, by an amount equal to 1% of our total outstanding shares as of the immediately preceding July 31. Our board of directors or compensation committee may reduce the amount of the increase in any particular year. No more than 4 million shares of our common stock may be issued under the 2005 Employee Stock Purchase Plan. The 2005 Employee Stock Purchase Plan will terminate in March 2015, unless it is terminated earlier by our board of directors.

401(k) Plan
          We sponsor a defined contribution plan intended to qualify under Section 401 of the Internal Revenue Code, or a 401(k) plan. Generally, employees who are at least 21 years old are eligible to participate and employees generally may enter the plan as of the first January 1 or July 1 following their completion of one year of service. Participants may make pre-tax contributions to the plan of up to 60% of their eligible earnings, subject to a statutorily prescribed annual limit. Each participant is fully vested in all contributions and investment earnings from those contributions. We may make profit-sharing contributions on a discretionary basis to the plan. We intend for the plan to meet the requirements for a safe harbor 401(k) plan. In order to meet these requirements, the plan provides for a mandatory company contribution equal to 3% of each participant’s compensation for the plan year. Contributions by the participants or Diamond Foods to the plan, and the income earned on these contributions, are generally not taxable to the participants until withdrawn. Contributions by us are generally deductible by us when made. Contributions and investment earnings are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.
Indemnification of Directors and Executive Officers and Limitation of Liability
          Diamond Foods’ certificate of incorporation to be in effect upon completion of this offering includes a provision that eliminates the personal liability of its directors for monetary damages resulting from breach of fiduciary duty as a directors, except for liability:

•	for any breach of the director’s duty of loyalty to Diamond Foods or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

•	for any transaction from which the director derived an improper personal benefit.
          Diamond Foods’ bylaws provide that Diamond Foods:

•	must indemnify its directors and executive officers to the fullest extent permitted by Delaware law, subject to limited exceptions;

•	may indemnify its other employees and agents to the same extent that it indemnified its directors and executive officers, unless otherwise required by law, its certificate of incorporation, bylaws or agreements; and

•	must advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to limited exceptions.
          We have entered into indemnification agreements with each of our directors and executive officers to give them additional contractual assurances regarding the scope of the indemnification provided in our certificate of incorporation and bylaws and to provide additional procedural protections. Presently, there is no pending litigation or proceeding involving any of our directors, executive officers or employees for which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.
          We intend to obtain liability insurance for our directors and officers.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
          Other than the employment and severance agreements described in “Management,” and the transactions described below, since August 1, 2001 there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party:

•	in which the amount involved exceeded or exceeds $60,000; and

•	in which any director, executive officer, holder of more than 5% of any class of our common stock or any member of their immediate family had or will have a direct or indirect material interest.
Grower Payments
          We have paid each member of our board of directors who is a Diamond Growers member, or affiliate of a member, for walnut products we received from them in the ordinary course of our business. Each Diamond Growers member provides us with walnuts, and we pay net proceeds of our patronage business to the member in proportion to the members’ patronage. Directors provide walnuts to us on the same terms as other members. After the completion of this offering, any Walnut Purchase Agreement that Diamond Foods enters into with any member of our board of directors will be on the same terms as our Walnut Purchase Agreements with other walnut growers.
          The following table shows the amount of grower payments received by the directors who are also Diamond Growers members, for the years ended July 31, 2002, 2003 and 2004, and since August 1, 2004:

	Fiscal	Grower
Name	Year	Payments

John J. Gilbert(1)	2005	$1,478,305
	2004	1,251,729
	2003	1,176,115
	2002	1,212,078
Robert M. Lea	2005	$347,575
	2004	590,109
	2003	385,939
	2002	523,061
Joseph P. Silveira(2)	2005	$4,755,075
	2004	4,359,004
	2003	3,691,054
	2002	3,569,455

(1)	Represents amounts paid to Rio Oso Groves, Inc., of which Mr. Gilbert is an owner and executive officer, and to Gilbert Orchards, a corporation of which Mr. Gilbert is an owner and executive officer.

(2)	Represents payments to John Hancock Life Insurance Company, John Hancock Variable Life Insurance Co., Goose Pond Ag. Inc. and Texas Municipal Plans Consortium, for each of which Mr. Silveira serves as a representative.
Conversion Payments
          In the conversion, each director who is also a member of Diamond Growers, along with the other members of Diamond Growers, will be entitled to receive cash and shares of common stock of Diamond Foods. See “Principal Stockholders.”

Indemnification
          We have entered into indemnification agreements with each of our executive officers and directors. Those indemnification agreements will require us to indemnify our executive officers and directors to the fullest extent permitted by Delaware law. See “Management — Indemnification of Directors and Executive Officers and Limitation of Liability.”

PRINCIPAL STOCKHOLDERS
          The following table presents information as to the beneficial ownership of our common stock as of the completion of this offering by:

•	each member of our board of directors;

•	each executive officer; and

•	all of our directors and executive officers as a group.
          Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally means having voting or investment power with respect to shares. Unless otherwise indicated, the persons and entities named in the table have sole voting power and sole investment power with respect to all shares indicated, subject to community property laws where applicable.

		Percentage of
	Number of Shares To	Shares Outstanding
Name	Be Beneficially Owned	After Offering(1)

Michael J. Mendes†	253,333	2.0%
Gary K. Ford†	95,000	*
Seth Halio†	82,333	*
John J. Gilbert(2)(3)	63,609	*
Samuel J. Keiper†	31,667	*
Robert M. Lea(2)	28,722	*
Joseph P. Silveira(2)(4)	11,225	*
Laurence M. Baer†	8,000	*
Dennis Mussell†	8,000	*
Steven M. Neil†	8,000	*
Glen C. Warren, Jr.†	8,000	*
Robert J. Zollars†	8,000	*
Michael P. Riley	—	—
All 12 current directors and executive officers as a group	605,889	4.7%

*	Less than one percent.

†	Reflects shares of common stock subject to our right of repurchase, which right lapses as to one-third of these shares on the one-year anniversary of the completion of this offering and as to an additional one-third of these shares on each succeeding anniversary of the completion of this offering over the two following years.

(1)	Percentage of shares beneficially owned is based on 12,906,825 shares of common stock to be outstanding after the conversion and this offering, not including: restricted shares expected to be granted; shares that may be issued upon exercise of the underwriters’ overallotment option; and shares that individuals may purchase in this offering. See “Management — Director Compensation” and “— Employee Benefit Plans and Option Grants.”

(2)	Includes 8,000 shares of common stock subject to our right of repurchase, which right lapses as to one-third of these shares on the one-year anniversary of the completion of this offering and as to an additional one-third of these shares on each succeeding anniversary of the completion of this offering over the two following years.

(3)	Represents 37,863 shares in the name of Gilbert Orchards and 17,746 shares in the name of Rio Oso Groves, Inc. Mr. Gilbert is an owner and executive officer of Rio Oso Groves, Inc. and Gilbert

Orchards. Mr. Gilbert has sole voting and dispositive control over the shares owned by Rio Oso Groves, Inc. Mr. Gilbert and William H. Gilbert have shared voting and dispositive control over the shares owned by Gilbert Orchards.

(4)	Represents 2,492 shares in the name of John Hancock Life Insurance Company, 102 shares in the name of John Hancock Variable Life Insurance Company, 347 shares in the name of Texas Municipal Plans Consortium and 284 shares in the name of Goose Pond Ag. Inc. Mr. Silveira serves as a representative for each of these entities and has sole voting control over these shares, subject to directions of clients and requirements of investment advisory arrangements. Jeff Conrad, Managing Director at John Hancock Agricultural Investment Group, a wholly-owned subsidiary of Manulife Financial Corporation, has sole dispositive control over these shares, subject to directions of clients and requirements of investment advisory arrangements.

DESCRIPTION OF CAPITAL STOCK
          Upon the closing of this offering, our authorized capital stock, after giving effect to the conversion and the filing of our amended and restated certificate of incorporation, will consist of 100,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the provisions of applicable Delaware law.
Common Stock
          After this offering, there will be 12,906,825 shares of our common stock outstanding, or 13,706,825 shares if the underwriters exercise their overallotment option in full.
          Dividend Rights. Subject to any preferences that may apply to shares of preferred stock outstanding from time to time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as our board of directors may from time to time determine. See “Dividend Policy.”
          Voting Rights. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.
          No Preemptive or Similar Rights. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption.
          Right to Receive Liquidation Distributions. Upon a liquidation, dissolution or winding-up of Diamond Foods, the assets legally available for distribution to stockholders will be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.
Preferred Stock
          Following this offering, we will be authorized, subject to the limits imposed by Delaware law and our stockholder rights plan described below under “— Anti-Takeover Provisions,” to issue up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, rights, preferences and privileges of the shares of each such series and any of the qualifications, limitations or restrictions thereof. Our board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of a given series then outstanding, by the affirmative vote of the holders of a majority of our stock entitled to vote, unless a vote of any other holders is required pursuant to a certificate or certificates of designation establishing a series of preferred stock without any further vote or action by the stockholders.
          Our board of directors has designated 500,000 shares of preferred stock as Series A Junior Participating Preferred Stock in connection with the adoption of our stockholder rights plan, described below. No shares of our preferred stock are currently issued or outstanding.
          The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of our preferred stock that we issue in the future. The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of Diamond Foods and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. Other than as described above or below under “— Anti-Takeover Provisions,” we have no current plan or arrangements to issue any shares of preferred stock.
Anti-Takeover Provisions
          Provisions of Delaware law and our certificate of incorporation and bylaws could make the acquisition of Diamond Foods and the removal of incumbent directors more difficult. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Diamond Foods to negotiate with us first. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Diamond Foods outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

Delaware Law
          Following the closing of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder, subject to exceptions, unless the business combination is approved by our board of directors in a prescribed manner or the transaction in which the person became an interested stockholder is approved by our board of directors and our disinterested stockholders in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation’s voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders.

Certificate of Incorporation and Bylaw Provisions
          Our certificate of incorporation and our bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our board of directors, including the following:

•	Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

•	Classified Board. Our amended and restated certificate of incorporation provides that our board is classified into three classes of directors. The existence of a classified board could delay a successful tender offeror from obtaining majority control of our board, and the prospect of such delay may deter a potential offeror.

•	Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. Stockholders will not be permitted to cumulate their votes for the election of directors. Our amended and restated bylaws further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our chief executive officer or our president. These provisions may preclude a stockholder or group of stockholders from acting by written consent or calling a special meeting to replace the members of our board of directors, instead requiring that any such action be taken at our annual meeting.

•	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

•	Issuance of Undesignated Preferred Stock. After the filing of our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 4,500,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Stockholder Rights Plan
          On April 29, 2005, we entered into a stockholder rights plan with EquiServe Trust Company, N.A., as rights agent, and declared a dividend distribution of one stock purchase right for each outstanding share of our common stock to stockholders of record at the close of business on the date of the closing of this offering. In addition, one right will be issued with each share of our common stock that becomes outstanding (1) between the date of the closing of this offering and the earliest of the distribution date (as defined below), the date the rights are redeemed and the date the rights expire or (2) following the distribution date and prior to the date the rights are redeemed and the date the rights expire, pursuant to the exercise of employee stock options or upon the exercise, conversion or exchange of other securities of Diamond Foods outstanding prior to the distribution date. The rights trade automatically with shares of common stock and become exercisable only under the circumstances described below.
          The rights are designed to protect us against coercive takeover tactics. The purpose of the rights is to encourage potential acquirers to negotiate with our board of directors prior to attempting a takeover and to provide our board of directors with leverage in negotiating, on behalf of all stockholders, the terms of any proposed takeover. The rights may have anti-takeover effects. The rights should not, however, interfere with any merger or other business combination approved by our board of directors.
          Until a right is exercised, the holder thereof will have no rights as a Diamond Foods stockholder, including, without limitation, the right to vote or to receive dividends. Each right entitles the registered holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share at a purchase price of $60.00 per right, subject to adjustment.
          The rights will be attached to all common stock certificates representing shares that will be outstanding at the completion of the conversion and the closing of this offering, and no separate rights certificates have been distributed. Subject to certain exceptions specified in the rights agreement, the rights will separate from the common stock and a distribution date will occur upon the earlier of (1) 10 business days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of our outstanding common stock (other than as a result of repurchases of stock by Diamond Foods or actions determined to be inadvertent by our board of directors by a person or group of affiliated or associated persons and such person or group promptly sells shares of our common stock until he owns less than 15% of our outstanding common stock) or (2) 10 business days following the announcement of an intention to make a tender offer or exchange offer that would result in a person or group becoming an acquiring person. Below we refer to the person or group acquiring at least 15% of our common stock as an “acquiring person.”
          Until the distribution date, (i) the rights will be evidenced by the common stock certificates and will be transferred with and only with those common stock certificates, (ii) new common stock certificates issued after the record date will contain a notation incorporating the rights agreement by reference and (iii) the surrender for transfer of any certificates for common stock outstanding will also constitute the transfer of the rights associated with the common stock represented by that certificate.
          In the event that a person becomes an acquiring person, each holder of a right, other than the acquiring person, will thereafter have the right to receive, upon exercise, common stock (or, in certain circumstances, cash or other securities of Diamond Foods) having a market value equal to two times the exercise price of the right. However, rights are not exercisable following the occurrence of the event set forth above until such time as the rights are no longer redeemable by Diamond Foods as set forth below. All rights that are or were beneficially owned by any acquiring person will be null and void.
          In the event that any person or group becomes an acquiring person and we merge into or engage in certain other business combinations with an acquiring person, or 50% or more of our consolidated assets or earning power are sold to an acquiring person, each holder of a right (other than void rights owned by an acquiring person) will thereafter have the right to receive, upon exercise, common stock of the acquiring company that at the time of that transaction will have a market value of two times the exercise price of the right.
          At any time after a person becomes an acquiring person and prior to the acquisition by that person or group of 50% or more of our outstanding common stock, our board of directors may exchange the rights (other than void rights owned by an acquiring person), in whole or in part, at an exchange ratio of one share of common stock, or one one-hundredth of a share of preferred stock (or equivalent securities), per right.
          The rights are not exercisable until the distribution date and will expire at 5:00 P.M. (California time) on March 22, 2015, unless that date is extended or we redeem or exchange them before that time.
          At any time before a person or group becomes an acquiring person, our board of directors may redeem the rights in whole, but not in part, at a price of $0.001 per right and on such terms and conditions as our board of directors may establish. Immediately upon the action of our board of directors ordering redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.
          The terms of the rights may be amended by a resolution of our board of directors without the consent of the holders of the rights, except that after a person or group becomes an acquiring person, no such amendment may adversely affect the interests of the holders of the rights (other than void rights of an acquiring person). After the period for redemption of the rights has expired, our board of directors may not amend the rights agreement to extend the period for redemption of the rights.
          This description is not complete and is qualified in its entirety by reference to the rights agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.
Nasdaq National Market Listing
          Our common stock has been approved for quotation on the Nasdaq National Market under the trading symbol “DMND.”
Transfer Agent and Registrar
          The Transfer Agent and Registrar for our common stock is EquiServe Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021.

SHARES ELIGIBLE FOR FUTURE SALE
          Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that sales of shares of our common stock in the public market or the availability of shares of our common stock for sale might have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market or the availability of shares of our common stock for sale could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.
          The shares sold in this offering will be freely tradable, except that any shares held by our “affiliates,” as that term is defined in Rule 144 promulgated under the Securities Act of 1933, may only be sold in compliance with the limitations described below. In addition, Diamond Growers members who receive shares of our common stock in the conversion will also be subject to restrictions, described below, on selling, transferring, pledging, hypothecating or otherwise assigning all of the shares received in the conversion. Shares will be available for sale in the public market as follows:

•	the shares sold in this offering will be immediately available for sale in the public market;

•	during the period beginning 271 days and ending 360 days after the completion of this offering, 50% of the shares issued to Diamond Growers members in the conversion will become eligible for sale in the public market; and

•	after 360 days, all of the shares issued to Diamond Growers members in the conversion will become eligible for sale in the public market.
          If we decide to conduct a public offering of our common stock during the period beginning 181 days and ending 270 days after the completion of this offering, we will offer former Diamond Growers members the opportunity to include in that offering all the shares that they received in the conversion. Any number of shares sold by these stockholders during this 90-day period will reduce on a share-for-share basis the number of shares that become available for sale on the open market commencing 271 days following completion of this offering.
          In addition, Merrill Lynch, on behalf of the underwriters, may in its sole discretion, at any time and without notice, release all or any portion of the shares subject to the lock-up agreements, which would result in more shares being available for sale in the open market at an earlier date. Sales of common stock by Diamond’s members in the open market, the availability of these shares for sale, or our issuance of securities, could materially and adversely affect the market price of our common stock.
Rule 144
          In general, under Rule 144, an affiliate of Diamond Foods is entitled to sell, within any three-month period, a number of shares of our common stock that does not exceed the greater of 1% of the then outstanding shares of our common stock or the average weekly trading volume of our common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about Diamond Foods. If such person ceases to be an affiliate of Diamond Foods, such holder is entitled to resell shares of our common stock (other than shares acquired from us in a private transaction) without regard to the volume and other restrictions listed above.
Rule 145
          In general, under Rule 145 promulgated under the Securities Act of 1933, as currently in effect, an affiliate of Diamond Foods who receives registered stock in the conversion is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of Diamond Foods common stock, or the average weekly trading volume of Diamond Foods common stock during the four calendar weeks preceding such sale. Sales under Rule 145 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about Diamond Foods. If such person ceases to be an affiliate of Diamond Foods, has held shares of Diamond Foods for at least one year, and Diamond Foods meets certain requirements relating to the availability of current, public information about Diamond Foods, such holder is entitled to resell shares of Diamond Foods common stock without regard to the volume and other restrictions listed above. Alternatively, if such person has not been an affiliate of Diamond Foods for a period of three months and has held shares of Diamond Foods for at least two years, such holder is entitled to resell shares of Diamond Foods common stock without regard to the volume and other restrictions listed above.
Registration of Shares Issued Pursuant to Benefits Plans
          As soon as practicable following the date of this prospectus, we intend to file a registration statement on Form S-8 under the Securities Act of 1933 to register up to 2,900,000 shares of our common stock for issuance under the Diamond Foods 2005 Equity Incentive Plan and Diamond Foods 2005 Employee Stock Purchase Plan. As awards under these plans are granted, vest and are exercised, the shares issued on exercise generally will be available for sale in the open market by holders who are not affiliates of Diamond Foods and, subject to the volume and other applicable limitations of Rule 144, by holders who are affiliates of Diamond Foods. The registration statement is expected to become effective upon filing. Upon the effectiveness of this offering we expect to award, under our benefit plans, 606,460 shares of restricted stock at per share purchase prices equal to the par value of the restricted stock and options to purchase 1,042,720 shares of common stock, with an exercise price per share equal to the initial public offering price. For a discussion of the vesting and transfer restrictions relating to such shares and options, see “Management — Employee Benefits Plans and Option Grants.”

UNDERWRITING
          Merrill Lynch, Pierce, Fenner & Smith Incorporated, Piper Jaffray & Co. and Harris Nesbitt Corp. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

Number
of Shares
Underwriter

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Piper Jaffray & Co.
Harris Nesbitt Corp.

Total	5,333,333

          The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.
          We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
          The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw or cancel offers to the public and to reject orders in whole or in part.
Commissions and Discounts
          The representatives have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover of this prospectus and to dealers at that price less a concession not in excess of $           per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $           per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.
          The following table shows the public offering price, underwriting discount and proceeds before expenses to Diamond Foods. The information assumes either no exercise or full exercise by the underwriters of their overallotment options.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Diamond Foods, Inc.	$	$	$
          The expenses of the offering, not including the underwriting discount, are estimated at $           million and are payable by Diamond Foods, Inc.
Overallotment Option
          We have granted options to the underwriters to purchase up to 800,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise these options for

30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.
No Sales of Similar Securities
          Together with our directors and certain of our officers, we have agreed, with exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. We and our directors and certain of our officers have agreed, as applicable, not directly or indirectly, to:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.
          These lock-up provisions apply to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. These provisions also apply to common stock owned now or acquired later by such persons or for which such persons later acquire the power of disposition.
          In addition, under the plan of conversion, three of our directors who were members of Diamond Growers prior to the conversion, as well as members of Diamond Growers who receive our common stock in the conversion, have agreed not to offer, pledge, sell, contract to sell, or transfer directly or indirectly 100% of their shares received in the conversion for a period of 270 days following the completion of this offering or more than 50% of their shares received in the conversion for a period of 360 days following the completion of this offering, subject to limited exceptions.
Quotation on the Nasdaq National Market
          Our common stock has been approved for quotation on the Nasdaq National Market, subject to notice of issuance, under the symbol “DMND.” In order to meet the requirements for listing on the Nasdaq National Market, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by the Nasdaq National Market.
          Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.
          An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.
          The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.
Price Stabilization, Short Positions and Penalty Bids
          Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.
          If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the overallotment options described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.
          The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares in the open market to reduce the underwriters’ short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.
          Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Electronic Distribution
          Merrill Lynch and Harris Nesbitt will be facilitating Internet distribution for this offering to certain of their Internet subscription customers. Merrill Lynch and Harris Nesbitt intend to allocate a limited number of shares for sale to their online brokerage customers. An electronic prospectus is available on the Internet websites maintained by Merrill Lynch and Harris Nesbitt. Other than the prospectus in electronic format, the information on the Merrill Lynch and Harris Nesbitt websites is not intended to be part of this prospectus.
Other Relationships
          In January 2005, we engaged Merrill Lynch to act as our financial advisor in connection with the conversion, this offering and other possible alternative transactions. The engagement agreement may be terminated by either party after December 2005. We have paid Merrill Lynch a retainer, and agreed to pay expenses incurred during the engagement. In addition, we have agreed to pay Merrill Lynch a conversion success fee upon completion of the conversion and an acquisition success fee if the company is acquired during the engagement or within six months afterward. We also agreed to offer Merrill Lynch the opportunity to assist us with capital-raising transactions under specified circumstances.

International Distribution
          Each underwriter has represented, warranted and agreed that:

•	it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•	it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom.
LEGAL MATTERS
          Fenwick & West LLP will pass upon the legality of the shares of Diamond Foods common stock to be issued in this offering. The underwriters are being represented in connection with this offering by Alston & Bird LLP.
EXPERTS
          The consolidated financial statements of Diamond Walnut Growers, Inc. and subsidiaries as of July 31, 2004 and 2003, and for each of the three years in the period ended July 31, 2004, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere herein, which report includes an explanatory paragraph regarding the adoption of Financial Accounting Standards Board Interpretation No. 46, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
          We have filed with the SEC a registration statement on Form S-1, of which this prospectus is a part, under the Securities Act with respect to the common stock offered in this offering. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement or the accompanying exhibits and schedules. For additional information about us and our common stock, you should refer to the registration statement and the accompanying exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract, agreement or other document to which we make reference are not necessarily complete. In each instance, we make reference to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, of which this prospectus is a part.
          You may also read and copy the registration statement, the related exhibits and the other materials we file with the SEC at its public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of those documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The site’s address is www.sec.gov.
          Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities and Exchange Act of 1934 and, accordingly, will file periodic reports, proxy statements and other information with the SEC. Our periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference rooms and on the SEC’s website.

FINANCIAL STATEMENTS
DIAMOND WALNUT GROWERS, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Financial Statements:
Consolidated Balance Sheets as of July 31, 2003 and 2004 and (unaudited) April 30, 2005	F-3
Consolidated Statements of Net Proceeds for the years ended July 31, 2002, 2003 and 2004 and (unaudited) for the nine months ended April 30, 2004 and 2005	F-4
Consolidated Statements of Members’ Equity for the years ended July 31, 2002, 2003 and 2004 and (unaudited) for the nine months ended April 30, 2005	F-5
Consolidated Statements of Cash Flows for the years ended July 31, 2002, 2003 and 2004 and (unaudited) for the nine months ended April 30, 2004 and 2005	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors
Diamond Walnut Growers, Inc.
Stockton, California
          We have audited the accompanying consolidated balance sheets of Diamond Walnut Growers, Inc. and subsidiaries (the “Company”) as of July 31, 2004 and 2003, and the related consolidated statements of net proceeds, members’ equity and cash flows for each of the three fiscal years in the period ended July 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
          In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of July 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three fiscal years in the period ended July 31, 2004 in conformity with accounting principles generally accepted in the United States of America.
          As discussed in Note l to the consolidated financial statements, in fiscal year 2005, the Company adopted Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities,” and retroactively restated its fiscal year 2002, 2003 and 2004 financial statements.
/s/ DELOITTE & TOUCHE LLP
October 22, 2004
San Francisco, California

DIAMOND WALNUT GROWERS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	July 31,
			April 30,
	2003	2004	2005

			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$306	$780	$572
Trade receivables, less allowance for doubtful accounts of $776, $883 and $885, respectively	17,645	32,776	41,418
Inventories	116,289	135,616	158,343
Prepaid expenses and other current assets	5,207	4,595	7,448

Total current assets	139,447	173,767	207,781
Property, plant and equipment — net of accumulated depreciation	21,521	21,455	26,026
Investment in CoBank	2,547	2,250	2,269
Other assets	8,653	8,748	7,757

Total assets	$172,168	$206,220	$243,833

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Notes payable — banks	$11,938	$41,374	$72,150
Notes payable — members	3,837	2,918	3,490
Current portion of long-term obligations	10,000	—	—
Accounts payable and accrued liabilities	16,761	21,221	24,002
Current member account	40,568	35,698	47,529

Total current liabilities	83,104	101,211	147,171

Long-term obligations	35,464	35,464	35,464
Other liabilities	9,384	10,331	11,112
Commitments and contingencies
Members’ equity:
Working capital retains	26,676	41,714	38,500
Retained earnings	17,540	17,500	11,586

Total members’ equity	44,216	59,214	50,086

Total liabilities and members’ equity	$172,168	$206,220	$243,833

See notes to consolidated financial statements.

DIAMOND WALNUT GROWERS, INC.
CONSOLIDATED STATEMENTS OF NET PROCEEDS
(In thousands)

				Nine Months Ended
	Year Ended July 31,			April 30,

	2002	2003	2004	2004	2005

				(Unaudited)
Net sales and other revenues	$282,158	$308,450	$359,683	$289,493	$364,879
Patronage inventory at beginning of period	(68,377)	(96,508)	(94,701)	(94,701)	(101,403)
Patronage inventory at end of period	96,508	94,701	101,403	134,904	115,148

Gross marketing pool proceeds	310,289	306,643	366,385	329,696	378,624
Purchased commodities	31,245	41,752	63,951	50,814	66,834
Processing, packing and distribution costs	67,250	69,731	78,641	64,108	80,900

Proceeds before operating expenses	211,794	195,160	223,793	214,774	230,890
Operating expenses:
Selling, general and administrative	26,317	26,937	28,169	21,296	25,352
Advertising	9,105	8,744	14,673	13,283	18,496
Interest — net	3,353	3,282	3,403	2,457	3,236

Total operating expenses	38,775	38,963	46,245	37,036	47,084

Proceeds before income taxes	173,019	156,197	177,548	177,738	183,806
Income tax expense (benefit)	1,396	1,526	(43)	313	(2,003)

Net proceeds	$171,623	$154,671	$177,591	$177,425	$185,809

Source of net proceeds:
Nonpatronage income (loss)	$2,072	$1,827	$(40)	$465	$(5,914)

Patronage	$169,551	$152,844	$177,631	$176,960	$191,723

See notes to consolidated financial statements.

DIAMOND WALNUT GROWERS, INC.
CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY
(In thousands)

		Working		Total
	Crop	Capital	Retained	Members’
	Retains	Retains	Earnings	Equity

Balances, August 1, 2001	$9,656	$26,738	$13,641	$50,035
Nonpatronage income	—	—	2,072	2,072
Revolvement of crop retains	(5,061)	—	—	(5,061)
Working capital retains	—	27,896	—	27,896
Revolvement of working capital retains	—	(26,738)	—	(26,738)

Balances, July 31, 2002	4,595	27,896	15,713	48,204
Nonpatronage income	—	—	1,827	1,827
Revolvement of crop retains	(4,595)	—	—	(4,595)
Working capital retains	—	26,676	—	26,676
Revolvement of working capital retains	—	(27,896)	—	(27,896)

Balances, July 31, 2003	—	26,676	17,540	44,216
Nonpatronage loss	—	—	(40)	(40)
Working capital retains	—	41,714	—	41,714
Revolvement of working capital retains	—	(26,676)	—	(26,676)

Balances, July 31, 2004	—	41,714	17,500	59,214
Unaudited:
Nonpatronage loss	—	—	(5,914)	(5,914)
Working capital retains	—	38,500	—	38,500
Revolvement of working capital retains	—	(41,714)	—	(41,714)

Balances, April 30, 2005 (Unaudited)	$—	$38,500	$11,586	$50,086

See notes to consolidated financial statements.

DIAMOND WALNUT GROWERS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

				Nine Months Ended
	Year Ended July 31,			April 30,

	2002	2003	2004	2004	2005

				(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net proceeds	$171,623	$154,671	$177,591	$177,425	$185,809
Adjustments to reconcile net proceeds to net cash provided by (used in) operating activities:
Depreciation and amortization	4,609	5,496	4,896	3,285	3,287
CoBank patronage dividend paid in stock	(125)	(74)	(75)	(75)	(119)
Changes in assets and liabilities:
Trade receivables	5,861	(1,587)	(15,131)	(3,781)	(8,642)
Inventories	(28,480)	239	(19,327)	(53,288)	(22,727)
Prepaid expenses and other current assets	(339)	(1,038)	612	648	(2,853)
Other assets	(1,101)	(4,259)	(95)	(1,729)	991
Accounts payable and accrued liabilities	(1,243)	4,144	4,460	8,400	2,781
Other liabilities	504	722	947	274	781
Adjustment to current member account for change in prepaid inventory costs	(4,778)	87	(52)	619	4,845

Net cash proceeds	146,531	158,401	153,826	131,778	164,153
Less: cash payments to members	(157,683)	(154,709)	(167,411)	(167,178)	(187,951)

Net cash provided by (used in) operating activities	(11,152)	3,692	(13,585)	(35,400)	(23,798)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital revolvement from CoBank	86	359	372	322	100
Purchases of property, plant and equipment	(2,510)	(4,024)	(4,830)	(4,305)	(7,858)

Net cash used in investing activities	(2,424)	(3,665)	(4,458)	(3,983)	(7,758)

CASH FLOWS FROM FINANCING ACTIVITIES:
Notes payable borrowings (repayments), net	(6,500)	89	28,517	49,702	31,348
Additions to long-term obligations	20,000	—	—	—	10,000
Payments of long-term obligations	—	—	(10,000)	(10,000)	(10,000)

Net cash provided by financing activities	13,500	89	18,517	39,702	31,348

Net increase (decrease) in cash and cash equivalents	(76)	116	474	319	(208)
Cash and cash equivalents:
Beginning of period	266	190	306	306	780

End of period	$190	$306	$780	$625	$572

Supplemental disclosures of cash flow information:
Cash paid (received) during the period for:
Interest	$3,142	$3,159	$3,226	$2,263	$3,106
Income taxes	1,902	1,552	(41)	305	(373)
See notes to consolidated financial statements.

DIAMOND WALNUT GROWERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2002, 2003 and 2004 and (unaudited) April 30, 2004 and 2005
(Dollar amounts in thousands, except per share amounts)

(1)	Business and Significant Accounting Policies

General
          Diamond Walnut Growers, Inc. (the “Company” or “Diamond Growers”) is an agricultural cooperative that processes, markets and distributes culinary, snack, in-shell and ingredient nuts. The Company acquires its walnuts from its members, who are located in California. The Company acquires its other nuts from independent suppliers. Diamond Growers sells products to approximately 900 customers, including approximately 150 international customers. In general, the Company sells directly to retailers, particularly large, national grocery store and drug store chains, and indirectly through wholesale distributors who serve independent and small regional retail grocery store chains and convenience stores.

Unaudited Interim Financial Information
          The accompanying consolidated balance sheet as of April 30, 2005, consolidated statements of net proceeds for the nine months ended April 30, 2004 and 2005, consolidated statements of cash flows for the nine months ended April 30, 2004 and 2005 and consolidated statement of members’ equity for the nine months ended April 30, 2005 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair presentation of the Company’s statement of financial position at April 30, 2005, its results of operations and its cash flows for the nine months ended April 30, 2004 and 2005. The results for the nine months ended April 30, 2005 are not necessarily indicative of the results to be expected for the year ending July 31, 2005.

Use of Estimates
          The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from these estimates.
          On an ongoing basis, the Company evaluates its estimates, including those related to trade receivables, fair value of investments, useful lives of property, plant and equipment and income taxes, among others. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for management’s judgments about the carrying values of assets and liabilities.

Certain Risks and Concentrations
          The Company’s revenues are principally derived from the sale of culinary, snack, in-shell and ingredient nuts, the market for which is highly competitive. Significant changes in customer buying behavior could adversely affect the Company’s operating results.

Principles of Consolidation
          The Company owns 100% of Diamond Walnut Capital Trust (“Trust”) (see Note 2), Diamond Nut Company, Diamond of Europe and Diamond Foods, Inc. (formed in 2005). The consolidated financial statements include the accounts of Diamond Growers and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

DIAMOND WALNUT GROWERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash and Cash Equivalents
          Cash and cash equivalents include investment of surplus cash in securities (primarily money market funds) with maturities at date of purchase of three months or less.

Inventories
          Patronage inventories are stated at estimated net realizable value (estimated sales price less estimated completion, distribution and selling costs). All other inventories are stated at the lower of cost (first in, first out basis) or market. Other inventories include purchased commodities, processed walnuts used in non-patronage products, manufacturing costs and packing materials and supplies. Inventories were as follows:

	July 31,
			April 30,
	2003	2004	2005

			(Unaudited)
Patronage	$94,701	$101,403	$115,148
Other	21,588	34,213	43,195

	$116,289	$135,616	$158,343

          Inventories consisted of:

	July 31,
			April 30,
	2003	2004	2005

			(Unaudited)
Raw materials and supplies	$20,306	$32,588	$65,161
Work in process	30,413	45,771	40,867
Finished goods	65,570	57,257	52,315

	$116,289	$135,616	$158,343

Crop Accounting Policy
          Diamond Growers operates on a pool year basis, with crop year pools established for members’ products delivered for processing and marketing. Net patronage proceeds of the pool are partially distributed as advances for raw products delivered. In addition, net patronage proceeds or losses from the sale of member products are allocated to the members in the appropriate commodity crop year pool. Payments to members are specifically identified as to commodity crop year pool and are charged directly to current member accounts. Each crop year pool is closed when the related crop is substantially sold by making a final distribution to members based upon their patronage in that pool. The board of directors determines the amount and timing of payments to and for its members.

Investment in CoBank
          The investment in CoBank represents Diamond Growers’ cost basis in the Bank’s stock. The investment is required to comply with borrowing agreements with the Bank.

Property, Plant and Equipment
          Property, plant and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of assets of approximately 30 years for buildings and ranging from three to fifteen years for equipment. In 2003, approximately $700 was charged to operations relating to the abandonment of certain information system capitalized assets.

DIAMOND WALNUT GROWERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Slotting and Other Contractual Arrangements
          In certain situations, the Company pays slotting fees to retail customers to acquire access to shelf space. These payments are recognized as a reduction of sales. In addition, the Company makes payments pursuant to contracts that stipulate the term of the agreement, the quantity and type of products to be sold and other requirements. Payments pursuant to these agreements are capitalized and included in other current and long-term assets, and are amortized on a straight-line basis over the term of the contract. The Company expenses payments if no written arrangement exists.

Impairment of Long-Lived Assets
          Management reviews for impairment of long-lived assets to assess recoverability from projected undiscounted cash flows whenever events or changes in facts and circumstances indicate that the carrying value of the assets may not be recoverable. An impairment loss is recognized in operating results when future undiscounted cash flows are less than the assets’ carrying value. An impairment loss would reduce the carrying value of an asset to its fair value.

Revenue Recognition
          The Company recognizes revenue when a persuasive arrangement exists, title has transferred (based upon terms of shipment), price is fixed, delivery occurs and collection is reasonably assured. Revenues are recorded net of rebates, promotion and marketing allowances. Customers have the right to return certain products. These product returns are estimated based upon historical results and reflected as a reduction in net sales.

Promotion and Advertising Costs
          Promotional allowances, customer rebates and marketing allowances are recorded at the time the related revenue is recognized and are reflected as reductions of net sales. Annual volume rebates are estimated based upon projected volumes for the year, while promotion and marketing allowances are recorded based upon the terms of the arrangements. Coupon incentives are recorded at the time of distribution in amounts based on estimated redemption rates. The Company expenses advertising costs as they occur. Payments to certain customers to reimburse them for cooperative advertising programs are recorded in accordance with EITF No. 01-09, “Accounting for Consideration Given by Vendor to a Customer.”

Income Taxes
          Under the federal tax code, Diamond Growers is a nonexempt cooperative association. Nonexempt cooperatives accrue income taxes on net non-patronage proceeds and certain expenses, which are not deductible for tax purposes. No provision for taxes is made for net patronage proceeds paid or allocated to members as qualified notices of allocation. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

DIAMOND WALNUT GROWERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair Value of Financial Instruments
          The fair value of certain financial instruments, including cash and cash equivalents, trade receivables, accounts payable and accrued liabilities approximate the amounts recorded in the balance sheet because of the relatively short term maturities of these financial instruments. The fair value of notes payable and long-term obligations at the end of each fiscal period approximates the amounts recorded in the balance sheet based on information available to Diamond Growers with respect to current interest rates and terms for similar financial instruments. It is not practicable to estimate the fair value of Diamond Growers’ investment in CoBank.

Foreign Currency Hedging
          To reduce the risk of foreign currency exchange movements, Diamond Growers periodically enters into forward contracts. These derivative instruments have settlement dates generally of less than one year, are recorded at fair value and are included in accrued liabilities. Derivative instruments recorded as liabilities totaled $280, $187 and $181, respectively, at July 31, 2003, July 31, 2004 and April 30, 2005. These derivative instruments do not meet the test for hedge accounting under SFAS No. 133, “Derivative Financial Instruments and Hedging.” Therefore, gains and losses on such derivative instruments are included in the statement of net proceeds.

Reclassifications
          Certain prior year amounts in the financial statements have been reclassified to conform to the current year classification. Such reclassifications had no effect on net proceeds, current assets, current liabilities, or total members’ equity.

Recent Accounting Pronouncements
          In January 2003, the Financial Accounting Standards Board issued FASB interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 (“FIN 46”). In December 2003, the FASB issued FIN 46(R), a revision of FIN 46. FIN 46(R) sets forth new consolidation criteria and additional disclosures regarding variable interest entities, and may require consolidation of entities not required to be consolidated under prior accounting rules, or deconsolidation of entities in certain cases. FIN 46(R) is effective for the Company’s year ending July 31, 2005. Effective August 1, 2004, the Company adopted FIN 46(R), retroactively, by restating prior years’ financial statements. As a result, the Company deconsolidated the Diamond Walnut Capital Trust (“Trust”) (see Note 2), and recorded a $15,464 subordinated loan (“Loan”) in its consolidated balance sheets. The Trust was created for the sole purpose of issuing trust preferred securities, which had historically been included in the Company’s balance sheet as $15,000 trust preferred minority interest. Also, as a result of the adoption of FIN 46(R), the $464 investment in the common stock of the Trust is now included in other assets. In addition, the Company has recognized interest expense on the Loan, rather than minority interest, with no effect on net income.
          In May 2003, SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability or an asset in some circumstances. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of this statement had no impact on the Company’s financial position or results of operations.

DIAMOND WALNUT GROWERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
          In December 2004, SFAS No. 123(R), Share-Based Payment, was issued. This statement requires compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based upon the grant date fair value of the security issued. In addition, liability awards will be remeasured each reporting period and compensation costs will be recognized over the period that an employee provides service in exchange for the award. This statement will be effective for the Company beginning after June 15, 2005. The Company is in the process of evaluating the potential impact of this new standard.
          In November 2004, SFAS No. 151, Accounting for Inventory Costs, was issued. Statement 151 requires allocation of fixed production overheads to inventories based on the normal capacity of the production facilities. Unallocated overhead must be recognized as an expense in the period incurred. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management believes adoption of this statement will have no material impact on the Company’s financial position or results of operations.

(2)	Notes Payable and Long-Term Obligations
          The Company has an unsecured master loan agreement with CoBank that provides for both a revolving line of credit in an aggregate principal amount of $57.5 million bearing an interest rate of LIBOR (3.06% at April 30, 2005) plus 0.75% per annum and a long-term revolver that provides an aggregate principal amount of $20.0 million bearing an interest rate of LIBOR plus 0.8% per annum. The long-term revolving agreement expires on November 10, 2008. The master loan agreement governing these credit facilities expires on January 15, 2007, and subjects the Company to financial and other covenants and contains customary events of default. As of April 30, 2005 and July 31, 2004, the Company had an aggregate principal amount outstanding of $40.6 and $19.6 million on the revolving line of credit and no borrowings on the long-term revolver.
          As of April 30, 2005, the Company had a credit agreement with another bank that provides for an unsecured revolving line of credit in an aggregate principal amount of $32.5 million and a $2.0 million letter of credit facility. The revolving line of credit expires on January 15, 2007 and bears interest at a rate of LIBOR plus 0.65% per annum. The credit agreement governing these notes subjects the Company to financial and other covenants and contains customary events of default. As of April 30, 2005 and July 31, 2004, the Company had an aggregate principal amount outstanding of $31.6 and $21.8 million on the revolving line of credit.
          As of July 31, 2004 and April 30, 2005 the Company had $20.0 million of senior notes outstanding with two institutional investors. The Company is required to make annual principal repayments on these notes in the amount of $4.0 million starting December 2009. The notes mature in December 2013 and bear interest at a rate of 7.35%. The Company, and its subsidiaries, are subject to certain affirmative and negative covenants outlined in the senior note agreement. Payments to members are subordinated to any payments due on the senior notes.
          The Company has a wholly-owned subsidiary, Diamond Walnut Capital Trust, that was capitalized with $464 in exchange for 100% of the common securities of the Trust. Additionally, the Trust issued $15,000 in Cumulative Recourse Offered Preferred Securities (“Cumulative Securities”) at 7.2% cumulative preferred dividend rate to an institutional investor. The Trust also issued a $15,464 subordinated loan (“Loan”) to the Company at the rate of interest and upon terms equivalent to that of the Cumulative Securities. The Cumulative Securities and Loan are scheduled to mature beginning in August 2009. The payment of dividends, redemption, late charges and liquidation preference of the Trust is guaranteed by the Company.
          The Loan is subordinated to all other borrowings of the Company, including member notes. The Loan has certain covenants which restrict consolidation, merger and sale of assets and limitations on debt

DIAMOND WALNUT GROWERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
and member notes. In addition, the Company’s bylaws provide that the Company will not make payments to members for product delivered if such payments would cause the Company to fail to make timely payments on any promissory note. In addition, the subordinated loan agreement requires that member notes be limited to no more than $15.0 million and includes an event for default for changes in control.
          As of July 31, 2003 and 2004 and April 30, 2005, the Company was in compliance with all applicable covenants of its credit facilities.

(3)	Property, Plant and Equipment
          Property, plant and equipment consisted of the following:

	July 31,
			April 30,
	2003	2004	2005

			(Unaudited)
Land and improvements	$1,967	$1,967	$1,967
Buildings	18,171	18,467	19,468
Machinery, equipment and software	66,017	71,079	71,684
Construction in progress	2,061	1,516	6,087

	88,216	93,029	99,206
Less accumulated depreciation	(66,695)	(71,574)	(73,180)

Property, plant and equipment — net	$21,521	$21,455	$26,026

(4)	Income Taxes
          The income tax provision consisted of the following:

				Nine Months Ended
	Year Ended July 31,			April 30,

	2002	2003	2004	2004	2005

				(Unaudited)
Current
Federal	$1,375	$1,239	$(107)	$403	$(1,820)
State	305	351	(38)	90	—
Deferred	(284)	(64)	102	(180)	(183)

Total	$1,396	$1,526	$(43)	$313	$(2,003)

A reconciliation of the statutory federal income tax rate of 34% to Diamond Growers’ effective tax rate was as follows:

				Nine Months Ended
	Year Ended July 31,			April 30,

	2002	2003	2004	2004	2005

				(Unaudited)
Federal tax computed at the statutory rate	$57,204	$53,359	$60,360	$60,422	$63,253
Benefit for payments to members	(56,063)	(52,217)	(60,593)	(60,166)	(66,595)
Change in valuation allowance	—	—	264	—	1,409
State taxes, net of federal benefit	253	338	(76)	57	(70)
Other items, net	2	46	2	—	—

Provision (benefit) for income taxes	$1,396	$1,526	$(43)	$313	$(2,003)

DIAMOND WALNUT GROWERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
          The tax-effected components of deferred tax assets and liabilities consisted of the following:

	July 31,
			April 30,
	2003	2004	2005

			(Unaudited)
Deferred tax assets:
Inventory	$197	$193	$336
Accruals	519	672	730
Net operating loss	—	—	1,387
Retirement benefits	782	881	967
Other items	181	109	7

Gross deferred tax assets	1,679	1,855	3,427
Valuation allowance	—	(264)	(1,673)

	1,679	1,591	1,754
Deferred tax liabilities:
Basis difference in fixed assets	(311)	(325)	(305)

Net deferred tax assets	$1,368	$1,266	$1,449

(5)	Commitments and Contingencies
          Diamond Growers is subject to various legal proceedings and claims and has accrued liabilities where deemed appropriate. In the opinion of management, the ultimate outcome of these actions will not materially affect the financial position, results of operations or cash flows of Diamond Growers. At April 30, 2005, the Company had commitments of $2,100 to purchase new equipment.
          Operating lease expenses for the years ended July 31, 2002, 2003 and 2004 were $540, $515 and $745, respectively. Operating lease expenses for the nine months ended April 30, 2004 and 2005 were $470 and $536, respectively.
          At July 31, 2004, future minimum payments under non-cancelable operating leases (primarily real property) were as follows:

2005	$500
2006	400
2007	300
2008	300
2009	300
Thereafter	300

Total	$2,100

Amounts shown in the above table have not significantly changed in the nine months ended April 30, 2005.

DIAMOND WALNUT GROWERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(6)	Segment Disclosures
          The Company operates in a single segment: the processing, marketing and distributing of culinary, snack, in-shell and ingredient nuts and nut products. The geographic presentation of net sales is based on destination of the sale. The “Europe” category consists primarily of Germany, Spain, Italy, Netherlands and the U.K. The “Other” category consist primarily of Japan, Canada, Korea, Israel and Australia. The geographic distributions of the Company’s net sales are as follows:

	2002	2003	2004

United States	$202,342	$220,877	$249,494
Europe	44,164	46,977	56,462
Other	35,652	40,596	53,727

Total	$282,158	$308,450	$359,683

          All long-lived assets are located in the United States. Sales to the largest customer accounted for approximately 12.7%, 14.9% and 16.5% of net sales for the years ended July 31, 2002, 2003 and 2004. Sales to the largest customer accounted for approximately 16.7% and 16.9% of net sales for the nine months ended April 30, 2004 and 2005.

(7)	Valuation Reserves and Qualifying Accounts

		Amount
	Beginning	Charged	Charged to
Allowance for Doubtful Accounts	of Period	to Expense	Reserve	End of Period

Year ended July 31, 2002	$13	$127	$—	$140
Year ended July 31, 2003	140	875	(239)	776
Year ended July 31, 2004	776	200	(93)	883
Nine months ended April 30, 2005 (unaudited)	883	205	(203)	885

Deferred Tax Asset Valuation Allowance

Year ended July 31, 2002	—	—	—	—
Year ended July 31, 2003	—	—	—	—
Year ended July 31, 2004	—	$264	—	$264
Nine months ended April 30, 2005 (unaudited)	$264	1,409	—	1,673

(8)	Retirement Plans
          Diamond Growers provides retiree medical benefits and sponsors three defined benefit pension plans — a qualified plan covering all salaried employees, a qualified plan covering all regular hourly employees, and a nonqualified plan for certain salaried employees. The amounts shown for pension benefits are combined amounts for all three plans. Diamond Growers uses an August 1 measurement date for its plans. Plan assets are held in trust and primarily include mutual funds and money market accounts. In 2003, Diamond Growers amended its salaried plan regarding normal retirement age, the nature of the annuity benefit and certain other provisions. The plan amendments, which were effective August 1, 2003, were recognized in benefit obligations on July 31, 2003, and decreased pension cost by approximately $4,000. Any employee who joined the Company following January 1, 1999 is not entitled to retiree medical benefits.

DIAMOND WALNUT GROWERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
          Obligations and Funded Status at July 31:

	Pension Benefits		Other Benefits

Change in benefit obligation:	2003	2004	2003	2004

Benefit obligation at beginning of year	$25,704	$26,738	$8,757	$9,502
Service cost	1,837	1,688	268	300
Interest cost	1,701	1,720	598	603
Plan participants’ contributions	—	—	154	130
Plan amendments	(4,044)	—	—	—
Actuarial loss	3,298	2,244	278	94
Benefits paid	(1,758)	(1,973)	(553)	(591)

Benefit obligation at end of year	$26,738	$30,417	$9,502	$10,038

	Pension Benefits		Other Benefits

Change in plan assets:	2003	2004	2003	2004

Fair value of plan assets at beginning of year	$21,207	$26,325	$—	$—
Actual return on plan assets	2,227	3,049	—	—
Employer contributions	4,649	1,698	399	461
Plan participants’ contributions	—	—	154	130
Benefits paid	(1,758)	(1,973)	(553)	(591)

Fair value of plan at end of year	$26,325	$29,099	$—	$—

Funded status (under funded)	$(413)	$(1,318)	$(9,502)	$(10,038)
Unrecognized actuarial loss	10,884	11,762	1,056	1,102
Unrecognized prior service cost (benefit)	(3,855)	(3,568)	—	—

Net amount recognized	$6,616	$6,876	$(8,446)	$(8,936)

          Assets (liabilities) recognized in the consolidated balance sheets at July 31 consisted of:

	Pension Benefits		Other Benefits

	2003	2004	2003	2004

Prepaid benefit cost	$7,434	$7,912	$—	$—
Accrued benefit liability	(818)	(1,036)	(8,446)	(8,936)

Net amount recognized	$6,616	$6,876	$(8,446)	$(8,936)

          The accumulated benefit obligation for all defined benefit pension plans was $24,334 and $27,568 at July 31, 2003 and 2004, respectively.
          Information for pension plans with an accumulated benefit obligation in excess of plan assets at July 31:

	2003	2004

Projected benefit obligation	$1,136	$1,429
Accumulated benefit obligation	514	764

DIAMOND WALNUT GROWERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
          Components of net periodic benefit cost for the year ended July 31 were as follows:

	Pension Benefits			Other Benefits

	2002	2003	2004	2002	2003	2004

Service cost	$1,771	$1,837	$1,688	$265	$268	$300
Interest cost	1,662	1,701	1,720	509	598	603
Expected return of plan assets	(1,532)	(1,791)	(2,190)	—	—	—
Amortization of prior service cost (gain)	(3)	21	(287)	—	—	—
Amortization of net loss (gain)	360	259	507	(76)	9	48

Net periodic benefit cost	$2,258	$2,027	$1,438	$698	$875	$951

          Components of net periodic benefit cost for the nine months ended April 30 were as follows (unaudited):

	Pension Benefits		Other Benefits

	2004	2005	2004	2005

Service cost	$1,266	$1,391	$225	$205
Interest cost	1,290	1,314	452	442
Estimated return on plan asset	(1,643)	(1,713)	—	—
Amortization of prior service cost (gain)	(215)	(215)	—	—
Amortization of net loss	380	462	36	26

Net periodic benefit cost	$1,078	$1,239	$713	$673

          For calculation of retiree medical benefit cost, prior service cost is amortized on a straight-line basis over the average remaining years of service to full eligibility for benefits for active plan participants. For calculation of net periodic pension cost, prior service cost is amortized on a straight-line basis over the average remaining years of service of the active plan participants.

Assumptions
          Weighted-average assumptions used to determine benefit obligations at July 31 were as follows:

	Pension Benefits			Other Benefits

	2002	2003	2004	2002	2003	2004

Discount rate	7.00%	6.50%	6.00%	7.00%	6.50%	6.00%
Rate of compensation increase	5.50	5.50	5.50	N/A	N/A	N/A
          Weighted-average assumptions used to determine net periodic benefit cost for the years ended July 31 were as follows:

	Pension Benefits			Other Benefits

	2002	2003	2004	2002	2003	2004

Discount rate	7.00%	7.00%	6.50%	7.00%	7.00%	6.50%
Expected long-term return on plan assets	8.00	8.00	8.00	N/A	N/A	N/A
Rate of compensation increase	5.50	5.50	5.50	N/A	N/A	N/A
          For measurement purposes, a level 5% annual rate of increase in the per capita cost of covered dental benefits was assumed for all future years. For medical coverages, the initial increase rate (for fiscal 2005) was assumed to be 9%. Over a 9-year period, the rate decreases to 5%. Retirees and their

DIAMOND WALNUT GROWERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
beneficiaries contribute toward the cost of their medical and dental benefits. These contributions were assumed to increase at the same rates assumed for medical benefit increases.
          The expected long-term rate of return on plan assets is established after consultation with advisors based on the established allocation.
          For measurement purposes at each of July 31, 2002, 2003 and 2004, a level 5% annual rate of increase in the per capita cost of covered dental care benefits was assumed for all future years. Increase rates for the medical plan were assumed as follows:

	2002	2003	2004

Health care cost trend rate assumed for next year (2003, 2004 and 2005, respectively)	10.0%	9.5%	9.0%
Rate to which the cost trend rate assumed to decline (the ultimate trend rate)	5.0	5.0	5.0
Year the rate reaches ultimate trend rate	2013	2013	2013
          Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one-percentage-point change in assumed health care cost trend rates (medical and vision) would have the following effects:

	1-Percentage	1-Percentage
	Point Increase	Point Decrease

Effect on total of service and interest cost	$150	$(122)
Effect on postretirement benefit obligation	1,403	(1,159)

Plan Assets
          The Company’s pension plan weighted-average asset allocations at July 31 were as follows:

	2002	2003	2004

Asset category:
Equity securities	71.6%	74.4%	74.7%
Debt securities	28.4%	25.6%	25.3%

Total	100.0%	100.0%	100.0%

          The investment objectives for the Diamond Growers plans are to maximize total returns within reasonable and prudent levels of risk. The plan asset allocations are a key element in achieving the expected investment returns on plan assets. The asset allocation strategy targets an allocation of 70% for equity securities and 30% for debt securities with adequate liquidity to meet expected cash flow needs. Actual asset allocation may fluctuate within acceptable ranges due to market value variability. If fluctuations cause an asset class to fall outside its strategic asset allocation range, the portfolio will be rebalanced as appropriate.

DIAMOND WALNUT GROWERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash Flows
          The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid during the year ended July 31:

	Pension	Other
	Benefits	Benefits

2005	$1,907	$452
2006	1,835	481
2007	1,787	510
2008	2,219	524
2009	2,281	578
2010-2014	13,072	3,366
          The Company also recognized defined contribution plan expenses of $249, $239 and $324 for the years ending July 31, 2002, 2003 and 2004, respectively, and $202 and $270 for the nine months ended April 30, 2004 and 2005, respectively.

(9)	Quarterly Financial Information (unaudited)

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Year ended July 31, 2004
Net sales and other revenues	$142,236	$90,832	$56,653	$69,962
Proceeds before operating expenses	189,962	16,123	9,873	7,835
Operating expenses	11,351	15,114	10,786	8,994
Net proceeds (loss)	176,630	1,137	627	(803)
Year ended July 31, 2003
Net sales and other revenues	$131,872	$84,124	$42,304	$50,150
Proceeds before operating expenses	167,200	10,081	9,215	8,664
Operating expenses	11,766	12,512	6,856	7,829
Net proceeds (loss)	153,903	(3,005)	2,700	1,073

(10)	Subsequent Events (unaudited)
          On March 22, 2005, the board of directors of Diamond Growers unanimously approved a plan of conversion, pursuant to which Diamond Growers will convert from a California agricultural cooperative association to a Delaware corporation by merging with and into its wholly owned subsidiary, Diamond Foods, Inc. (“Diamond Foods”). On July 1, 2005, the conversion was approved by Diamond Growers members at a special meeting. Also on March 22, 2005, the board of directors approved the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of the Diamond Foods common stock. Diamond Growers will not complete the conversion if it does not complete the offering. As of April 30, 2005, the Company has incurred costs of approximately $1.5 million for the conversion and offering, which are included in prepaid expenses and other current assets.
          In March 2005, Diamond Foods’ board of directors adopted the 2005 Equity Incentive Plan. At the discretion of the compensation and nominating committees which administers this plan, the plan provides for employees and non-employee directors to be granted awards in the form of stock options,

DIAMOND WALNUT GROWERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
stock appreciation rights, performance awards, restricted stock, or other stock based awards. Awards under the plan may be granted singly, in combination or in tandem. The board of directors has approved the grant of options and restricted stock upon the closing of the offering. Total grants are expected to have a fair value at the date of grant of approximately $14,000. The options and restricted stock will vest over a three-year period, and the Company will recognize the fair value of the grants as compensation expense in the statement of operations over this period.
          In March 2005, Diamond Foods’ board of directors adopted the Diamond Foods 2005 Employee Stock Purchase Plan.
          The unsecured master loan agreement was renewed on March 1, 2005 and will expire on January 15, 2007.

Anatomy of an Emerald canister

EMERALD
OF CALIFORNIA
DELUXE
Mixed Nuts
SECURE TWIST-ON LID
ERGONOMIC, UNBREAKABLE
UNIQUE HOURGLASS SHAPE
ON-THE-GO: FITS IN CAR CUP HOLDER

         Through and including                     , 2005 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
5,333,333 Shares
Diamond Foods, Inc.
Common Stock

PROSPECTUS

Merrill Lynch & Co.
Piper Jaffray
Harris Nesbitt
                    , 2005

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution
          The following table sets forth the costs and expenses to be paid by the Registrant in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market filing fee.

Securities and Exchange Commission registration fee	$11,551
NASD filing fee	10,314
Nasdaq National Market filing fee	100,000
Accounting fees and expenses	375,000
Legal fees and expenses	2,105,000
Road show expenses	100,000
Printing and engraving expenses	275,000
Transfer agent and registrar fees and expenses	45,000
Miscellaneous	478,135

Total	$3,500,000

Item 14.	Indemnification of Directors and Officers
          Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”).
          As permitted by the Delaware General Corporation Law, the Registrant’s Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to the Registrant or its stockholders,

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

•	under section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases), or

•	for any transaction from which the director derived an improper personal benefit.
          As permitted by the Delaware General Corporation Law, the Registrant’s Bylaws provide that:

•	the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions,

•	the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law,

•	the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions,

•	the rights conferred in the Bylaws are not exclusive.

          The Registrant intends to enter into Indemnification Agreements with each of its current directors and officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s Certificate of Incorporation and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Registrant regarding which indemnification is sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification.
          Reference is also made to Section 6 of the Underwriting Agreement, which provides for the indemnification of officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provision in the Registrant’s Certificate of Incorporation, Bylaws and the Indemnification Agreements entered into between the Registrant and each of its directors and officers may be sufficiently broad to permit indemnification of the Registrant’s directors and officers for liabilities arising under the Securities Act.
          The Registrant maintains directors’ and officers’ liability insurance and expects to obtain a rider to such coverage for securities matters.
          See also the undertakings set out in response to Item 17.
          Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number

Form of Underwriting Agreement	1.01
Registrant’s Certificate of Incorporation, as amended	3.01
Registrant’s Amended and Restated Certificate of Incorporation (to be filed immediately after the closing of this offering)	3.02
Registrant’s Bylaws	3.03
Form of Indemnity Agreement between Registrant and each of its directors and executive officers	10.01

Item 15.	Recent Sales of Unregistered Securities
          The Registrant has not sold any securities in the past three years that were not registered under the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules
          (a) The following exhibits are filed herewith:

Number		Exhibit Title

1.01		Form of Underwriting Agreement.
2.01		Form of Amended and Restated Agreement and Plan of Conversion.
3	.01*	Registrant’s Certificate of Incorporation, as amended.
3.02		Registrant’s Amended and Restated Certificate of Incorporation (to be filed immediately after the closing of this offering).
3	.03*	Registrant’s Bylaws.
3	.04*	Registrant’s Restated Bylaws (to become effective immediately after the closing of this offering).
4.01		Form of Certificate for Registrant’s common stock.
5	.01*	Opinion of Fenwick & West LLP regarding legality of securities being registered.
10	.01*	Form of Indemnity Agreement between Registrant and each of its directors and executive officers.
10	.02*	2005 Equity Incentive Plan and forms of stock option agreement, stock option exercise agreement and restricted stock purchase agreement.
10	.03*	2005 Employee Stock Purchase Plan and form of subscription agreement.

Number		Exhibit Title

10	.04*	Diamond Walnut Growers, Inc. 401(k) Plan.
10	.05*	Diamond Walnut Growers, Inc. Management Performance Incentive Program.
10	.06*	Diamond of California Long-Term Incentive Program.
10	.07*	Diamond of California Michael J. Mendes Long Term Incentive Compensation Program, as amended.
10	.08*	Diamond Walnut Growers, Inc. Retirement Restoration Plan.
10	.09*	Diamond of California Management Pension Plan.
10	.10*	Diamond Walnut Growers, Inc. Pension Plan, as restated
10	.11*	Employment Agreement, dated March 25, 1997, between Registrant and Michael J. Mendes.
10	.12*	Description of Compensation Arrangement for Gary K. Ford.
10	.13*	Offer Letter, dated October 11, 2004, for Seth Halio.
10	.14*	Description of Compensation Arrangement for Samuel J. Keiper.
10	.15*	Description of Director Compensation Arrangements.
10	.16*	Preferred Securities Purchase Agreement and accompanying agreements, dated August 20, 1998, between Registrant, DW Capital Trust I and The Prudential Insurance Company of America, as amended.
10	.17*	Note Purchase Agreement, dated July 17, 2001, between Registrant, Teachers Insurance and Annuity Association of America and Connecticut General Life Insurance Company, as amended.
10	.18*	Intercreditor Agreement, dated September 11, 2002, between Bank of the West and CoBank, ACB.
10	.19*	Master Loan Agreement, dated February 23, 2004, between Registrant and CoBank, ACB, as amended.
10	.20*	Credit Agreement, dated December 2, 2004, between Registrant and Bank of the West.
10	.21*	Form of Walnut Purchase Agreement.
10	.22*	Trademark Agreement, dated July 1, 2002, between Registrant and Blue Diamond Growers.
10	.23*	Rights Agreement, dated as of April 29, 2005, by and between Registrant and EquiServe Trust Company, N.A.
10	.24*	Second Amendment to Note Purchase Agreement, dated April 8, 2005, between Registrant, Teachers Insurance and Annuity Association of America and Pru & Co.
10	.25*	Consent of Bank of the West, dated March 17, 2005, relating to Credit Agreement, dated December 2, 2004, between Registrant and Bank of the West.
10	.26*	Form of Change of Control and Retention Agreement between Registrant and each of its executive officers.
10.27		Waiver regarding 7.20% Cumulative Recourse Offered Preferred Securities, dated as of June 1, 2005, by Wilmington Trust Co., as Property Trustee and Delaware Trustee of the DW Capital Trust I, The Prudential Insurance Company of America and Diamond Walnut Growers, Inc.
21	.01*	List of Subsidiaries of Registrant.
23	.01*	Consent of Fenwick & West LLP (included in Exhibit 5.01).
23.02		Consent of Deloitte & Touche LLP.
24	.01*	Power of Attorney (see page II-5).
99	.01*	Consent of Dennis Mussell to be named in the prospectus.
99	.02*	Consent of Steven M. Neil to be named in the prospectus.
99	.03*	Consent of Glen C. Warren, Jr. to be named in the prospectus.
99	.04*	Consent of Robert J. Zollars to be named in the prospectus.

Number		Exhibit Title

99	.05*	Consent of John J. Gilbert to be named in the prospectus.
99	.06*	Consent of Robert M. Lea to be named in the prospectus.
99	.07*	Consent of Joseph P. Silveira to be named in the prospectus.
99	.08*	Consent of Laurence M. Baer to be named in the prospectus.

*	Previously filed.
          Other financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.	Undertakings
          The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.
          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
          The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
          Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stockton, State of California, on this 15th day of July, 2005.

DIAMOND FOODS, INC.

By:	/s/ Michael J. Mendes

Michael J. Mendes
President and Chief Executive Officer
          Pursuant to the requirements of the Securities Act, this Amendment No. 4 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date

Principal Executive Officer:

/s/ Michael J. Mendes Michael J. Mendes	President and Chief Executive Officer and director	July 15, 2005

Principal Financial Officer and Principal Accounting Officer:

/s/ Seth Halio Seth Halio	Chief Financial Officer, Executive Vice President and director	July 15, 2005

Additional Directors:

* Gary K. Ford Gary K. Ford	Chief Operating Officer, Executive Vice President and director	July 15, 2005

* /s/ Michael J. Mendes Michael J. Mendes Attorney-in-Fact

EXHIBIT INDEX

Number		Exhibit Title

1.01		Form of Underwriting Agreement.
2.01		Form of Amended and Restated Agreement and Plan of Conversion.
3	.01*	Registrant’s Certificate of Incorporation, as amended.
3.02		Registrant’s Amended and Restated Certificate of Incorporation (to be filed immediately after the closing of this offering).
3	.03*	Registrant’s Bylaws.
3	.04*	Registrant’s Restated Bylaws (to become effective immediately after the closing of this offering).
4.01		Form of Certificate for Registrant’s common stock.
5	.01*	Opinion of Fenwick & West LLP regarding legality of securities being registered.
10	.01*	Form of Indemnity Agreement between Registrant and each of its directors and executive officers.
10	.02*	2005 Equity Incentive Plan and forms of stock option agreement, stock option exercise agreement and restricted stock purchase agreement.
10	.03*	2005 Employee Stock Purchase Plan and form of subscription agreement.
10	.04*	Diamond Walnut Growers, Inc. 401(k) Plan.
10	.05*	Diamond Walnut Growers, Inc. Management Performance Incentive Program.
10	.06*	Diamond of California Long-Term Incentive Program.
10	.07*	Diamond of California Michael J. Mendes Long Term Incentive Compensation Program, as amended.
10	.08*	Diamond Walnut Growers, Inc. Retirement Restoration Plan.
10	.09*	Diamond of California Management Pension Plan.
10	.10*	Diamond Walnut Growers, Inc. Pension Plan, as restated.
10	.11*	Employment Agreement, dated March 25, 1997, between Registrant and Michael J. Mendes.
10	.12*	Description of Compensation Arrangement for Gary K. Ford.
10	.13*	Offer Letter, dated October 11, 2004, for Seth Halio.
10	.14*	Description of Compensation Arrangement for Samuel J. Keeper.
10	.15*	Description of Director Compensation Arrangements.
10	.16*	Preferred Securities Purchase Agreement and accompanying agreements, dated August 20, 1998, between Registrant, DW Capital Trust I and The Prudential Insurance Company of America, as amended.
10	.17*	Note Purchase Agreement, dated July 17, 2001, between Registrant, Teachers Insurance and Annuity Association of America and Connecticut General Life Insurance Company, as amended.
10	.18*	Intercreditor Agreement, dated September 11, 2002, between Bank of the West and CoBank, ACB.
10	.19*	Master Loan Agreement, dated February 23, 2004, between Registrant and CoBank, ACB, as amended.
10	.20*	Credit Agreement, dated December 2, 2004, between Registrant and Bank of the West.
10	.21*	Form of Walnut Purchase Agreement.
10	.22*	Trademark Agreement, dated July 1, 2002, between Registrant and Blue Diamond Growers.
10	.23*	Rights Agreement, dated as of April 29, 2005, by and between Registrant and EquiServe Trust Company, N.A.
10	.24*	Second Amendment to Note Purchase Agreement, dated April 8, 2005, between Registrant, Teachers Insurance and Annuity Association of America and Pru & Co.
10	.25*	Consent of Bank of the West, dated March 17, 2005, relating to Credit Agreement, dated December 2, 2004, between Registrant and Bank of the West.
10	.26*	Form of Change of Control and Retention Agreement between Registrant and each of its executive officers.

Number		Exhibit Title

10.27		Waiver regarding 7.20% Cumulative Recourse Offered Preferred Securities, dated as of June 1, 2005, by Wilmington Trust Co., as Property Trustee of the DW Capital Trust I, The Prudential Insurance Company of America and Diamond Walnut Growers, Inc.
21	.01*	List of Subsidiaries of Registrant.
23	.01*	Consent of Fenwick & West LLP (included in Exhibit 5.01).
23.02		Consent of Deloitte & Touche LLP.
24	.01*	Power of Attorney (see page II-5).
99	.01*	Consent of Dennis Mussell to be named in the prospectus.
99	.02*	Consent of Steven M. Neil to be named in the prospectus.
99	.03*	Consent of Glen C. Warren, Jr. to be named in the prospectus.
99	.04*	Consent of Robert J. Zollars to be named in the prospectus.
99	.05*	Consent of John J. Gilbert to be named in the prospectus.
99	.06*	Consent of Robert M. Lea to be named in the prospectus.
99	.07*	Consent of Joseph P. Silveira to be named in the prospectus.
99	.08*	Consent of Laurence M. Baer to be named in the prospectus.

*	Previously filed.